---------------------------------------------------------------------------
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549
                         _________________

                           SCHEDULE 14D-1
                       TENDER OFFER STATEMENT
  PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                         _________________

                     R-B RUBBER PRODUCTS, INC.
                     (NAME OF SUBJECT COMPANY)

                       DASH MULTI-CORP, INC.
                              (BIDDER)

                COMMON STOCK, NO PAR VALUE PER SHARE
                   (TITLE OF CLASS OF SECURITIES)

                             74920 10 9
               (CUSIP NUMBER OF CLASS OF SECURITIES)

                           MARVIN S. WOOL
                      CHIEF EXECUTIVE OFFICER
                       DASH MULTI-CORP, INC.
                           2500 ADIE ROAD
                 MARYLAND HEIGHTS, MISSOURI  63043
                     TELEPHONE:  (314) 432-3200
                     FACSIMILE:  (314) 432-3210
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
      TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                             COPIES TO:
                        THOMAS A. LITZ, ESQ.
                          THOMPSON COBURN
                       ONE MERCANTILE CENTER
                     ST. LOUIS, MISSOURI  63101
                     TELEPHONE:  (314) 552-6000
                     FACSIMILE:  (314) 552-7000

                        CALCULATION OF FILING FEE
===========================================================================
TRANSACTION VALUATION<F*>                       AMOUNT OF FILING FEE<F**>
---------------------------------------------------------------------------
       $4,702,251                                       $940.45
===========================================================================
[FN]
<F*>  For purposes of calculating the amount of filing fee only.  The amount assumes the purchase of 1,567,417 shares of Common Stock, no par value per share, issued and outstanding as of April 8, 1999, according to the subject company, at $3.00 net per share in cash.

<F**> Equal to 1/50th of one percent of the cash offered by the Bidder for the purchase of 1,567,417 shares of Common Stock of the subject company.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify previous filing by registration statement number, or the form or schedule and the date of its filing.

 Amount Previously Paid: None   Filing Party: N/A  Page 1 of 23 Pages
 Form or Registration No.: N/A  Date filed: N/A    Exhibit Index on Page 23
===========================================================================

ITEM 1. SECURITY AND SUBJECT COMPANY.

   (a) The name of the subject company is R-B Rubber Products, Inc., an Oregon corporation (the "Company"), and the address of its principal executive offices is 904 E. 10th Avenue, McMinnville, Oregon 97128.

   (b) The class of securities to which this statement relates is the Common Stock, no par value per share (the "Common Stock" or the "Shares"), of the Company. The information set forth in the Introduction and Section 1 ("Terms of the Offer; Proration") of the Offer to Purchase annexed hereto as Exhibit (a)(1) (the "Offer to Purchase") is incorporated herein by reference.

   (c)  The information set forth in Section 6 ("Price Range of
Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

   (a)-(d); (g) The information set forth in Section 9 ("Certain Information Concerning Purchaser") of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments during the last five years including citizenship of each director and executive officer and controlling shareholder of Dash Multi-Corp, Inc., a Missouri corporation ("Purchaser"), and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are carried on are set forth in Schedule A to the Offer to Purchase and incorporated herein by reference.

   (e); (f) During the last five years, neither Purchaser, nor, to the best of Purchaser's knowledge, any of the directors or executive officers of the Purchaser has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS
        WITH THE SUBJECT COMPANY.

   (a)-(b) The information set forth in the Introduction and Sections 10 ("Background of the Offer; Contacts with the Company") and 11 ("Purpose of the Offer; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   (a) The information set forth in Section 12 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.


   (b)-(c)   Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR
        PROPOSALS OF THE BIDDER.

   The information set forth in the Introduction and Sections
7("Effect of the Offer on Market for the Shares, Stock Exchange Listing, and Exchange Act Registration") and 11("Purpose of the Offer; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

   (a)-(b)  The information set forth in Sections 9 ("Certain
Information Concerning Purchaser") and 11 ("Purpose of the Offer; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

   The information set forth in the Introduction and Sections 9
("Certain Information Concerning Purchaser"), 10 ("Background of the Offer; Contacts with the Company") and 11 ("Purpose of the Offer; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

   The information set forth in Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

   The information set forth in Section 9 ("Certain Information Concerning Purchaser") of the Offer to Purchase is incorporated herein by reference. The audited consolidated balance sheets of Purchaser and its subsidiaries as of April 30, 1998 and 1997, the audited consolidated statements of income, stockholders' equity and cash flows for the three fiscal years in the period ended April 30, 1998, the unaudited consolidated balance sheet of Purchaser and its subsidiaries as of January 31, 1999, and the unaudited consolidated statements of earnings and retained earnings, and cash flows for the nine-month periods ended January 31, 1999 and 1998 are set forth in this Schedule 14D-1 beginning at page F-1.

ITEM 10. ADDITIONAL INFORMATION.

   (a)-(c) The information set forth in Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

   (d) The information set forth in Section 7 ("Effect of the Offer on Market for the Shares, Stock Exchange Listing, and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

   (e)  Not applicable.

   (f)  Not applicable.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)    Offer to Purchase, dated April 14, 1999.
(a)(2)    Letter of Transmittal with respect to the Shares.
(a)(3) Form of letter, dated April 14, 1999, to brokers, dealers, commercial banks, trust companies and nominees.
(a)(4) Form of letter, dated April 14, 1999, to clients to be used by brokers, dealers, commercial banks, trust companies and nominees.
(a)(5)    Press Release, dated April 9, 1999.
(a)(6)    Form of newspaper advertisement, dated April 14, 1999.
(a)(7)    Notice of Guaranteed Delivery.
(a)(8)    IRS Guidelines to Substitute Form W-9.
(b)       None.
(c)(1) Stock Purchase Agreement, dated as of April 8, 1999, between the Company and Purchaser.
(c)(2) Shareholder Agreement, dated as of April 8, 1999, between Ronald L. Bogh and Purchaser.
(c)(3) Shareholder Agreement, dated as of April 8, 1999, between Douglas C. Nelson and Purchaser.
(c)(4) Shareholder Agreement, dated as of April 8, 1999, between James V. Reimann and Purchaser.
(c)(5)    Form of Employment Agreement between
          Ronald L. Bogh and the Company.
(c)(6)    Form of Employment Agreement between
          Paul M. Gilson and the Company.
(c)(7)    Form of Non-Competition Agreement between
          Douglas C. Nelson and the Company.
(d)       None.
(e)       Not applicable.
(f)       None.

                             SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                       DASH MULTI-CORP., INC.



                       By: /s/ Marvin S. Wool
                           --------------------------------
                           Name:  Marvin S. Wool
                           Title: Chief Executive Officer

Dated:  April 14, 1999

                       DASH MULTI-CORP, INC. AND SUBSIDIARIES

                            INDEX TO FINANCIAL STATEMENTS
                                                                                         Page
                                                                                         ----
Independent Auditors' Report                                                              F-2

Consolidated Balance Sheets as of April 30, 1998 and 1997                                 F-3

Consolidated Statements of Income for the Years Ended April 30, 1998, 1997 and 1996       F-5

Consolidated Statements of Stockholders' Equity for the Years Ended April 30, 1998,
      1997 and 1996                                                                       F-6

Consolidated Statements of Cash Flows for the Years Ended April 30, 1998, 1997 and
      1996                                                                                F-7

Notes to Consolidated Financial Statements                                                F-8

Consolidated Balance Sheet (Unaudited) as of January 31, 1999                            F-15

Consolidated Statements of Earnings and Retained Earnings (Unaudited) for the Nine-
      Month Periods Ended January 31, 1999 and 1998                                      F-16

Consolidated Statements of Cash Flows (Unaudited) for the Nine-Month Periods Ended
      January 31, 1999 and 1998                                                          F-17

                    INDEPENDENT AUDITORS' REPORT


Board of Directors
Dash Multi-Corp, Inc.
St. Louis, Missouri


We have audited the accompanying consolidated balance sheets of Dash Multi-Corp, Inc., and subsidiaries as of April 30, 1998 and 1997, and the consolidated statements of income, stockholders' equity and cash flows for the three fiscal years in the period ended April 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the consolidated financial position of Dash Multi-Corp, Inc. and subsidiaries as of April 30, 1998 and 1997, and the results of their operations and their cash flows for the three fiscal years in the period ended April 30, 1998 in conformity with generally accepted accounting principles.



/s/ Brown Smith Wallace, L.L.C.
St. Louis, Missouri

June 26, 1998

                         DASH MULTI-CORP, INC. AND SUBSIDIARIES
                              CONSOLIDATED BALANCE SHEETS
                                                                          APRIL 30,
                                                                -----------------------------
                                                                    1998              1997
                                                                -----------       -----------
ASSETS:
Current Assets
 Cash and cash equivalents                                      $ 3,764,879       $ 4,999,795
 Accounts receivable
   Trade (note J)                                                11,620,062        11,294,799
   Other                                                             84,750            67,735
                                                                -----------       -----------
                                                                 11,704,812        11,362,534
      Less allowance for doubtful accounts                          338,500           300,100
                                                                -----------       -----------
                                                                 11,366,312        11,062,434
Current portion of notes receivable (note B)                      1,279,727         2,488,960
Inventories
 Raw materials                                                    6,826,016         5,165,745
 Finished goods                                                   3,510,577         1,998,554
                                                                -----------       -----------
                                                                 10,336,593         7,164,299
Prepaid expenses                                                    152,249           175,116
Income taxes
   Refundable                                                       176,216           186,251
   Deferred                                                         310,986           243,781
                                                                -----------       -----------
      Total Current Assets                                       27,386,962        26,320,636
Property, Plant and Equipment
 Buildings and improvements                                       3,318,541         2,296,483
 Machinery and equipment                                          9,016,563         5,513,130
 Furniture and fixtures                                             819,240           568,143
 Automotive equipment                                               940,861           691,131
                                                                -----------       -----------
                                                                 14,095,205         9,068,887
      Less accumulated depreciation                               6,668,102         5,616,686
                                                                -----------       -----------
                                                                  7,427,103         3,452,201
   Land                                                             266,258           127,108
                                                                -----------       -----------
                                                                  7,693,361         3,579,309
                                                                -----------       -----------
Other Assets
 Notes receivable, less current portion (note B)                    880,623            61,805
 Deposits                                                            52,306            24,036
 Goodwill, net                                                      762,837           903,484
 Cash surrender value of life insurance                                  --           196,279
 Investments, at cost                                               108,993           108,993
 Deferred income taxes                                                   --            64,634
                                                                -----------       -----------
                                                                  1,804,759         1,359,231
                                                                -----------       -----------
   Total Assets                                                 $36,885,082       $31,259,176
                                                                ===========       ===========

                  See accompanying notes to consolidated financial statements.

                         DASH MULTI-CORP, INC. AND SUBSIDIARIES
                               CONSOLIDATED BALANCE SHEETS
                                       (CONTINUED)
                                                                           APRIL 30,
                                                                -----------------------------
                                                                    1998              1997
                                                                -----------       -----------
LIABILITIES AND STOCKHOLDERS' EQUITY:

Current Liabilities
 Note payable (note C)                                          $   100,000       $   100,000
 Current maturities of long-term debt (note C)                      159,743           227,619
 Accounts payable
   Trade                                                          4,889,418         4,014,893
   Sundry                                                           112,964            91,572
 Accrued liabilities
   Salaries and commissions                                         818,431           607,040
   Payroll and withholding taxes                                     72,454           401,422
   Interest                                                           5,703             5,820
   Employees' pension and profit sharing-expense (note D)           910,545           753,036
   Dividends payable                                                 55,125            52,500
   Sundry                                                           301,674           457,302
 Deferred income taxes                                              320,028                --
                                                                -----------       -----------
      Total Current Liabilities                                   7,746,085         6,711,204
Long-Term Debt, less current
 maturities (note C)                                                372,405           532,145
Deferred Income Taxes                                               267,355           131,542
Commitments and Contingencies (notes E and I)
Minority Interest                                                   619,192           402,343

Stockholders' Equity
 Common stock - authorized 300,000 shares of
 $3 par value; issued 120,500 shares                                361,500           361,500
 Additional paid-in capital                                         251,098           251,098
 Retained earnings                                               27,518,807        23,120,704
                                                                -----------       -----------
                                                                 28,131,405        23,733,302
 Less treasury stock - 15,500 shares
   at cost                                                          251,360           251,360
                                                                -----------       -----------
                                                                 27,880,045        23,481,942
                                                                -----------       -----------
      Total Liabilities and Stockholders' Equity                $36,885,082       $31,259,176
                                                                ===========       ===========

           See accompanying notes to consolidated financial statements.

                          DASH MULTI-CORP, INC. AND SUBSIDIARIES
                            CONSOLIDATED STATEMENTS OF INCOME

                                                            YEARS ENDED APRIL 30,
                                              -----------------------------------------------
                                                 1998              1997              1996
                                              -----------       -----------       -----------
Net sales (note J)                            $89,125,239       $85,249,251       $79,984,365
Cost of goods sold                             71,623,290        67,175,571        62,793,875
                                              -----------       -----------       -----------
 Gross profit                                  17,501,949        18,073,680        17,190,490
Selling and administrative expenses             9,685,628         8,652,758         8,870,715
                                              -----------       -----------       -----------
 Operating profit                               7,816,321         9,420,922         8,319,775
Other income (expense)
 Sundry                                           218,055           481,135           294,641
 Gain on sale of assets                            14,494            21,454            15,237
 Employees' pension and profit-sharing
   expense (note D)                              (497,975)         (522,631)         (445,473)
 Interest expense                                (103,349)         (117,212)         (206,249)
 Interest income                                  359,149           420,946           248,283
 Officer's life insurance                              --                --            (3,938)
                                              -----------       -----------       -----------
                                                   (9,626)          283,692           (97,499)
                                              -----------       -----------       -----------
 Income before income taxes and
   minority interest                            7,806,695         9,704,614         8,222,276
Income taxes
 Currently payable                              2,683,348         3,622,174         3,287,432
 Deferred                                         453,270            61,118           (96,089)
                                              -----------       -----------       -----------
                                                3,136,618         3,683,292         3,191,343
                                              -----------       -----------       -----------
 Income before minority interest                4,670,077         6,021,322         5,030,933
Minority interest                                (216,849)         (103,185)          (60,741)
                                              -----------       -----------       -----------
 Net income                                   $ 4,453,228       $ 5,918,137       $ 4,970,192
                                              ===========       ===========       ===========
Per Share Data (note K)
 Net income                                        $42.41            $56.36            $47.34

                   See accompanying notes to consolidated financial statements.

                                        DASH MULTI-CORP, INC. AND SUBSIDIARIES
                                    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                                                  ADDITIONAL                                            TOTAL
                                                  COMMON           PAID-IN         RETAINED           TREASURY       STOCKHOLDERS'
                                                  STOCK            CAPITAL         EARNINGS             STOCK           EQUITY
                                                  -----            -------         --------             -----           ------
BALANCE AT APRIL 30, 1995:                       $361,500          $251,098       $12,284,875         $(251,360)      $12,646,113
 Add:
   Net income for the year ended
      April 30, 1996                                   --                --         4,970,192                --         4,970,192
                                                 --------          --------       -----------         ---------       -----------

BALANCE AT APRIL 30, 1996:                       $361,500          $251,098       $17,255,067         $(251,360)      $17,616,305
 Add:
   Net income for the year ended
      April 30, 1997                                   --                --         5,918,137                --         5,918,137
 Less:
   Dividends                                           --                --           (52,500)               --           (52,500)
                                                 --------          --------       -----------         ---------       -----------

BALANCE AT APRIL 30, 1997:                       $361,500          $251,098       $23,120,704         $(251,360)      $23,481,942
 Add:
   Net income for the year ended
      April 30, 1998                                   --                --         4,453,228                --         4,453,228
 Less:
   Dividends                                           --                --           (55,125)               --           (55,125)
                                                 --------          --------       -----------         ---------       -----------

BALANCE AT APRIL 30, 1998:                       $361,500          $251,098       $27,518,807         $(251,360)      $27,880,045
                                                 ========          ========       ===========         =========       ===========

Stockholders' equity per share of
 common stock (note K)

   April 30, 1996                                $ 167.77
   April 30, 1997                                $ 223.63
   April 30, 1998                                $ 265.52

                               See accompanying notes to consolidated financial statements.

                                         DASH MULTI-CORP, INC. AND SUBSIDIARIES
                                          CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                                                YEARS ENDED APRIL 30,
                                                                                  -----------------------------------------------
                                                                                      1998              1997              1996
                                                                                  -----------       -----------       -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                        $ 4,453,228       $ 5,918,137       $ 4,970,192
Adjustments to reconcile net income to net cash provided
 by operating activities:
 Depreciation and amortization                                                      1,226,603           926,329           842,451
 Minority interest in earnings of subsidiaries                                        216,849           103,185            60,741
 Provision for doubtful accounts                                                       38,400             5,000            19,500
 Gain on sale of investments                                                          (14,630)               --                --
 Gain (loss) on sale of property and equipment                                            136           (21,454)          (15,237)
 Deferred income taxes                                                                453,270            61,118          (164,751)
Change in assets and liabilities, net of effects from purchase of subsidiary and asset purchase in fiscal year 1998:
 Increase in accounts receivable                                                     (342,278)       (1,792,009)         (637,995)
 Increase in inventories                                                           (2,620,912)         (380,495)         (504,264)
 Decrease in prepaid expenses                                                         135,061           248,603           107,150
 (Increase) decrease in refundable income taxes                                        10,035            25,134          (161,120)
 (Increase) decrease in deposits                                                       (4,063)            3,978            41,431
 (Increase) decrease in cash surrender value of officer's life insurance              196,279           (12,215)          (12,024)
 Increase (decrease) in accounts payable                                              752,861          (697,597)         (743,016)
 Increase (decrease) in accrued liabilities                                          (165,988)          192,906         1,161,594
                                                                                  -----------       -----------       -----------
     Net cash provided by operating activities                                      4,334,851         4,580,620         4,964,652

CASH FLOWS FROM INVESTING ACTIVITIES:
 Proceeds from sale of property and equipment                                          16,500            51,511            30,203
 Proceeds from sale of investments                                                     14,630                --                --
 Principal payments on notes receivable                                             2,325,415           330,979            27,000
 Payment for issuance of notes receivable                                          (1,935,000)       (1,200,000)         (339,689)
 Payments for purchase of plant and equipment                                      (3,649,647)         (506,576)       (1,687,237)
 Purchase of Harvin Reaction Technology, Inc. common stock                         (1,746,549)               --                --
 Purchase of assets of Polymer Development Labs, Inc.                                (600,000)               --                --
 Sales proceeds of purchased assets                                                   285,000                --                --
                                                                                  -----------       -----------       -----------
     Net cash used in investing activities                                         (5,289,651)       (1,324,086)       (1,969,723)

CASH FLOWS FROM FINANCING ACTIVITIES:
 Principal proceeds on long-term debt                                                      --            80,828                --
 Principal payments on short-term debt                                                     --           (20,000)         (130,000)
 Principal payments on long-term debt                                                (227,616)       (1,452,137)       (1,470,996)
 Purchase of minority interest of subsidiary                                               --           (60,000)               --
 Dividends paid                                                                       (52,500)               --                --
                                                                                  -----------       -----------       -----------
     Net cash used in financing activities                                           (280,116)       (1,451,309)       (1,600,996)
                                                                                  -----------       -----------       -----------

INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS                                                                  (1,234,916)        1,805,225         1,393,933
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                      4,999,795         3,194,570         1,800,637
                                                                                  -----------       -----------       -----------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                          $ 3,764,879       $ 4,999,795       $ 3,194,570
                                                                                  ===========       ===========       ===========

                            See accompanying notes to consolidated financial statements.

               DASH MULTI-CORP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's operations and significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows:

     DESCRIPTION OF BUSINESS - Dash Multi-Corp, Inc. (the "Company") is a manufacturer of diversified plastic chemicals and related products and was incorporated in the State of Missouri in 1973. Through its various subsidiaries, the Company manufactures plastic vinyls and urethanes, carpet padding and backing, non-slip textiles, and coated fabrics. The majority of the Company's sales come from manufacturing plastic vinyls and urethanes sold to customers throughout the United States. As a part of its normal course of business, the Company grants credit to its customers.

     PRINCIPLES OF CONSOLIDATION - The accompanying consolidated financial statements of the Company include the accounts of Dash Multi-Corp, Inc. and its wholly-owned and majority-owned subsidiaries, MarChem Corporation, MarChem Southeast, Inc., M R S Chemicals, Inc., Dash Chemicals, Inc., Bondafoam, Inc., MarChem Coated Fabrics, Inc., MarChem Dublon, Inc., MarChem Pacific, Inc., Griptex Industries, Inc., Harvin Reaction Technology, Inc., and Quick-Knit, Inc. All significant intercompany balances and transactions have been eliminated.

     USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     INVENTORIES - Inventories of raw materials and finished goods are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

     PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment are carried at cost. Major renewals and betterments are capitalized and maintenance and repairs which do not improve or extend the life of the respective assets are charged against earnings in the current period. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated useful lives, principally on a straight-line basis. In computing its taxable income, the Company uses the methods as prescribed by the current Internal Revenue Code.

     IMPAIRMENT OF LONG LIVED ASSETS - The Company evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long lived assets may warrant revision or that the remaining balance of an asset may not be recoverable. The measurement of possible impairment is based on the ability to recover the balance of assets from expected future operating cash flows on an undiscounted basis. In the opinion of management, no such impairment existed at April 30, 1998 and April 30, 1997.

     INCOME TAXES - The Company and its subsidiaries file a consolidated federal income tax return. State income tax returns are filed separately or consolidated depending on the individual state. Income

               DASH MULTI-CORP, INC. AND SUBSIDIARIES
       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

tax expense includes the federal and state taxes currently payable and deferred taxes arising from temporary differences between income for financial reporting and income tax purposes. These temporary differences result primarily from different methods of accounting for depreciation, pension expense and inventory.

     BOND ISSUANCE COSTS - Bond issuance costs were being amortized on the straight-line method over the life of the bonds and loans. During 1997, all bonds and loans for which the Company had incurred issuance costs were paid in full. Accordingly, the remaining issuance costs associated with such bonds and loans were expensed. Amortization expense charged to operations was $0 in 1998, $67,370 in 1997 and $9,113 in 1996.

     GOODWILL - Goodwill primarily relates to the acquisition of subsidiaries and represents the difference between the purchase price and the fair value of net tangible assets acquired. Goodwill is being amortized on a straight-line basis over a ten-year period. Amortization expense charged to operations in 1998, 1997 and 1996 was $115,183, $109,681 and $103,499, respectively.

     CASH AND CASH EQUIVALENTS - For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At April 30, 1998, the Company had $5,566,655 on deposit at banks which exceeds federal insurance coverage by $4,864,897. In addition, the Company had cash and cash equivalents of $252,442 that was not federally insured at April 30, 1998.

     RECLASSIFICATIONS - Certain reclassifications have been made to prior year's financial statement amounts to conform to the 1998 presentation.

NOTE B - NOTES RECEIVABLE

At April 30, 1998, the Company was due with respect to notes receivable as follows:

                                                                   Current
                                                                   Portion           Long-term
                                                                   -------           ---------
Stockholder, Marvin S. Wool; unsecured; due April 30, 1999;
      interest payable semi-annually at 5.77%.                     $800,000          $     --

Stockholder, Marvin S. Wool:  unsecured; due June 30, 1998;
      interest payable semi-annually at 5.77% (see note M)          250,000                --

Seven Gables Investments Company, L.L.C.; secured by a deed of trust and a lien on property; interest payable quarterly
      at a rate of 8.5% per annum; principal due in full on
      September 1, 2002.                                                 --           800,000

Pauli & Company, Inc.; unsecured; due October 31, 1998; interest
      payable quarterly at 10.75%.                                  150,000                --


                              F-9

               DASH MULTI-CORP, INC. AND SUBSIDIARIES
        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

John F. and Marian Chilton; collateralized by 15,300 shares of common stock of Passport Carpets, Inc. held in escrow;
      principal payable in monthly installments of $3,000;
      interest payable monthly at 6% per annum on the unpaid
      principal balance with final payment due July 1998.            75,350                --

Employee, Joe Feduccia; unsecured; non-interest bearing note
      due on February 16, 2002                                           --            60,000

Employee, Don Artinger; unsecured; payable in monthly
      installments of $789 with interest at prime (8.50% at
      April 30, 1998); final payment due on September 16, 2001.       4,377            20,623
                                                                 ----------          --------

                                                                 $1,279,727          $880,623
                                                                 ==========          ========

NOTE C - NOTE PAYABLE AND LONG-TERM DEBT
                                                                   Current
                                                                  Maturities         Long-term
                                                                  ----------         ---------
Note Payable.  Stockholder, Marvin S. Wool; unsecured; payable on demand; interest payable monthly at 3% over prime
      (8.50% at April 30, 1998).                                   $100,000                --
                                                                   ========

Long-Term Debt.  Herbert S. Schottenfeld; unsecured; due April
      30, 2005; monthly payments of $16,667 including interest
      imputed at 8.75% through April 30, 1999 and $6,667
      including interest at 8.75% through April 30, 2005, net
      of unamortized discount of $147,853.                         $159,743          $372,405
                                                                   ========          ========

Long-term debt maturing during each of the five years ending April 30, 2003 and thereafter is $159,743, $49,363, $53,860, $58,766, $64,120 and
$146,296, respectively.


NOTE D - EMPLOYEE BENEFIT PLANS

The Company has a profit-sharing plan for the benefit of the employees who meet eligibility requirements as to length of service. It is the Company's policy to fund profit-sharing costs accrued. During 1998, 1997 and 1996, contributions to the profit-sharing plan charged to operations were $0, $362,383 and $275,989, respectively.

The Company sponsors a defined benefit pension plan that covers employees who meet eligibility requirements. The plan calls for benefits to be paid to eligible employees at retirement based primarily upon years of service with the Company and compensation rates near retirement. Contributions to the plan reflect benefits attributed to employees' services to date, as well as services expected to be earned in the future.

               DASH MULTI-CORP, INC. AND SUBSIDIARIES
       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

NOTE D - EMPLOYEE BENEFIT PLANS (CONTINUED)

                                                            1998           1997           1996
                                                         ---------      ---------      ---------
Service cost of the current period                       $ 285,689      $ 251,232      $ 218,664
Interest cost on the projected benefit obligations         270,353        225,315        188,569
Actual return on assets held in the plan                  (277,554)      (319,245)      (240,695)
Net amortization of transition liability                   (36,446)         2,946          2,946
                                                         ---------      ---------      ---------

Pension expense                                          $ 242,042      $ 160,248      $ 169,484
                                                         =========      =========      =========

The following sets forth the funded status of the plan and the amounts shown in the accompanying consolidated balance sheet at April 30, 1998 and 1997:

Actuarial present value of benefit obligations:

                                                                       1998           1997
                                                                   -----------     ----------
Vested benefits                                                    $ 3,513,461     $2,597,730
Nonvested benefits                                                          --        117,338
                                                                   -----------     ----------
Accumulated benefit obligation                                       3,513,461      2,715,068
Effect of anticipated future compensation levels
  and other events                                                          --        898,117
                                                                   -----------     ----------
Projected benefit obligation                                         3,513,461      3,613,185

Fair value of assets held in the plan                                4,572,744      3,709,207
                                                                   -----------     ----------
Plan assets in excess of projected
  benefit obligation                                                (1,059,283)       (96,022)
Less:
  Net unrecognized gain from past
     experience different than assumed                              (1,711,301)      (508,944)
  Unamortized liability at transition                                   17,672         20,618
                                                                   -----------     ----------
  Pension liability included in the balance sheet                  $   634,346     $  392,304
                                                                   ===========     ==========

The weighted average discount rate used to measure the projected benefit obligation is 6.5% and 7.5% in 1998 and 1997, respectively, the rate of increase in future compensation levels is 0% and 5.0% in 1998 and 1997, respectively, and the expected long-term rate of return on assets is 6.5% and 7.5% in 1998 and 1997, respectively. The Company uses the straight-line method of amortization for prior service cost and unrecognized gains and losses. Pension expense charged to operations in 1998, 1997 and 1996, respectively was $242,042, $160,248 and $169,484, respectively.

The Company adopted a resolution on February 10, 1997 to freeze benefits of pension plan participants as of February 28, 1997 and to terminate the pension plan as of April 30, 1997.

The Company during the year ended April 30, 1998 chose not to terminate the pension plan but to continue to accrue benefits to participants already in the plan. The Company plans to terminate the

               DASH MULTI-CORP, INC. AND SUBSIDIARIES
       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

NOTE D - EMPLOYEE BENEFIT PLANS (CONTINUED)

pension plan during the year ending April 30, 1999. The Company's actuary has determined that pension plan assets are sufficient to fund accrued vested benefits as of February 28, 1998.

The Company established on January 1, 1998 a 401(k) profit-sharing plan for all employees who meet both eligibility requirements as to length of service and age. The Company matches dollar for dollar all employee compensation contributed to the plan that is over 2% of that employee's total eligible compensation to a maximum of 15% of that employee's compensation. The Company also has a discretionary contribution that it can elect to make. For the year ended April 30, 1998 the total employer contributions charged to operations were $255,933.

NOTE E - RELATED PARTY TRANSACTIONS

MarChem Corporation leases an operating facility under terms of a lease expiring in December 1999 from a partnership consisting of certain stockholders and employees of the Company. The annual rental of this facility in 1998, 1997 and 1996 was $306,000, $300,000 and $297,000,
respectively.

The Company also leases its corporate offices from the same partnership under terms of a lease which commenced in August 1996 and which expires in July 1999. The rental amount charged to operations in 1998, 1997 and 1996 was $240,000, $240,000 and $180,000, respectively. The Company also guaranteed the debt of this partnership during the year ended
April 30, 1998.

The Company leases an operating facility under terms of a lease which commenced in January 1995 and which expires in December 1998 from a corporation owned by certain stockholders and employees of the Company. During 1998 another of the Company's subsidiaries began operations in the same facility. Another three year lease agreement was entered into on January 1, 1998 and expiring on December 31, 2000. The total rental amount charged to operations in 1998, 1997 and 1996 was $290,000, $240,000 and $308,000.

The total rent expense for the Company in 1998, 1997 and 1996 was $1,152,731, $904,953 and $1,002,097, respectively, which includes the leases mentioned above.

The Company conducts business with various financial institutions, one of which the primary stockholder acts as Chairman of the Board and Chief Executive Officer.

NOTE F - ACQUISITION OF EQUIPMENT

On June 13, 1997, the Company acquired the inventory, fixed assets and intellectual property of Polymer Development Labs, Inc. ("PDL") from a California bankruptcy court for $600,000 in cash. The assets acquired included those located at PDL's Orange, California and Atlanta, Georgia facilities. On June 24, 1997, the Company sold for $285,000 in cash the inventory and fixed assets located at PDL's Atlanta, Georgia facility.

               DASH MULTI-CORP, INC. AND SUBSIDIARIES
       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

NOTE G - ACQUISITION OF SUBSIDIARY

On August 14, 1997, the Company acquired all the outstanding capital stock of SWS 3, Inc. from Sirrom Capital Corporation, the sole shareholder, in a business combination treated for financial reporting purposes as a purchase. In consideration for the stock of SWS 3, Inc. the Company paid $1,746,549 in cash. The total purchase price approximated the fair market value of the net assets of SWS 3, Inc. The corporation's name was then changed to Harvin Reaction Technology, Inc.

NOTE H - START UP SUBSIDIARY

The Company during the year ended April 30, 1998 began operations of a new subsidiary, Quick-Knit, Inc. Quick-Knit, Inc. manufactures the fabric used by the Company's subsidiary, Griptex Industries, which makes various non-slip products.

NOTE I - COMMITMENTS AND CONTINGENCIES

During the year ended April 30, 1998, MarChem Pacific entered into a five-year lease for certain real property to be used as a manufacturing facility. The minimum future lease payments under the operating lease for each of the next five years and in aggregate are:

            Year ending
             April 30                 Amount
             --------                 ------
               1999                  $137,470
               2000                   139,070
               2001                   139,070
               2002                   139,070
               2003                    11,589
                                     --------

                                     $566,269
                                     ========

The Company is involved in several legal proceedings incidental to the conduct of its business. Management believes none of these legal proceedings will result in any material impact on the Company's financial condition or results of operations.

NOTE J - ECONOMIC DEPENDENCY

In the years ended April 30, 1998 and 1997, the Company sold approximately 18% of total sales to three customers. In 1996, the Company sold 17% of its total sales to one customer. Accounts receivable from these customers totaled $1,874,906, $1,820,950 and $332,708 at April 30, 1998, 1997 and 1996, respectively.

NOTE K - NET INCOME PER SHARE

Net income per share of common stock is computed based upon 105,000 shares for 1998, 1997 and 1996, the weighted average number of shares outstanding during each period.

               DASH MULTI-CORP, INC. AND SUBSIDIARIES
       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


NOTE L - SUPPLEMENTAL CASH FLOW INFORMATION

                                                        1998           1997           1996
                                                     ----------     ----------     ----------
Cash paid during year for:
   Interest                                          $  103,466     $  131,322     $  274,229
   Income taxes                                      $2,670,540     $3,477,203     $3,437,450

In 1997, the minority interest of Marchem Dublon was purchased by the Company for $60,000 cash. The non-cash reduction of minority interest was $56,900.

In 1998 and 1997, the Company declared a $.525 and $.50 per share dividend which has been accrued at April 30, 1998 and April 30, 1997, aggregating $55,125 and $52,500, respectively.

In 1996, the assets of Griptex Associates, Inc. were purchased in exchange for cash of $20,000 and a note payable to Herbert S.
Schottenfeld (see note C) of $1,260,000. The note includes interest imputed at 8.75%.

NOTE M - SUBSEQUENT EVENTS

In June 1998, a fire completely destroyed the warehouse and offices of Bondafoam, Inc. The building, equipment and inventory were all insured by full replacement cost insurance.

On June 30, 1998, Marvin S. Wool, repaid the $250,000 note to the
Company.

                     DASH MULTI-CORP, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                                   (UNAUDITED)
                                                                          January 31, 1999
                                                                          ----------------
                                     ASSETS
Current Assets:
   Cash and cash equivalents                                                $ 2,057,820
   Investments                                                                4,300,000
   Accounts Receivable
      Trade, net of allowance of $338,500                                     9,729,622
      Other                                                                      26,241
   Insurance Claim Receivable                                                    45,139
   Current Portion of Notes Receivable                                          122,515
   Inventories
      Raw Materials                                                           6,731,117
      Finished Goods                                                          3,738,196
   Prepaid Expenses                                                             171,748
   Deferred Taxes                                                               310,986
   Federal and State Income Taxes                                               702,944
                                                                            -----------
      Total Current Assets                                                   27,936,328
Property, Plant and Equipment:
   Buildings and Improvements                                                 3,174,943
   Machinery and Equipment                                                   12,409,484
   Furniture and Fixtures                                                       829,935
   Automotive Equipment                                                       1,099,562
                                                                            -----------
                                                                             17,513,924
      Less Accumulated Depreciation                                           6,731,074
                                                                            -----------
                                                                             10,782,850
   Land                                                                         266,258
                                                                            -----------
      Total Property, Plant and Equipment                                    11,049,108
                                                                            -----------
Other Assets:
   Notes Receivable                                                             898,477
   Goodwill                                                                     735,887
   Other Assets                                                                  94,131
   Investment, at Cost                                                          108,993
                                                                            -----------
      Total Other Assets                                                      1,837,488
                                                                            -----------
      Total Assets                                                          $40,822,924
                                                                            ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
   Notes Payable
      Current Maturities of Long-Term Debt                                  $   182,085
   Accounts Payable
      Trade                                                                   4,324,008
   Accrued Liabilities
      Salaries                                                                  313,952
      Payroll and Withholding Taxes                                              46,602
      Interest                                                                    2,899
      Employee Benefits                                                       1,547,901
      Deferred Income Taxes                                                     320,028
      Other                                                                     436,603
                                                                            -----------
      Total Current Liabilities                                               7,174,078
   Long-Term Debt                                                               331,570
   Deferred Income Taxes                                                        267,355
   Deferred Gain                                                                 58,585
   Minority Interest                                                            792,262
                                                                            -----------
      Total Liabilities                                                       8,623,850
                                                                            -----------
   Stockholders' Equity:
      Common Stock                                                              361,500
      Additional Paid-in Capital                                                251,114
      Retained Earnings                                                      31,837,820
                                                                            -----------
                                                                             32,450,434
      Less, Treasury Stock                                                      251,360
                                                                            -----------
      Total Stockholders' Equity                                             32,199,074
                                                                            -----------
      Total Liabilities and Stockholders' Equity                            $40,822,924
                                                                            ===========

                         DASH MULTI-CORP, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
                                       (UNAUDITED)
                                                                      NINE MONTHS ENDED
                                                                          JANUARY 31,
                                                                -----------------------------
                                                                    1999             1998
                                                                -----------       -----------
Net sales                                                       $63,079,792       $65,784,133

Cost of goods sold                                               50,071,139        52,412,504
                                                                -----------       -----------

   Gross profit                                                  13,008,653        13,371,629

Selling, general and administrative                               8,889,284         8,331,254
                                                                -----------       -----------

   Operating income                                               4,119,369         5,040,375

Other income (expense)
   Interest income, net                                             234,715            75,737
   Dividend income                                                   67,646           122,931
   Other                                                            (35,847)           66,574
                                                                -----------       -----------
                                                                    266,514           265,242

   Income before gain on involuntary conversion of assets,
      income taxes and minority interest                          4,385,883         5,305,617

Gain on involuntary conversion of assets                          2,388,028                --
                                                                -----------       -----------

   Income before income taxes and minority interest               6,773,911         5,305,617

Income taxes                                                      2,281,828         1,915,366
                                                                -----------       -----------

   Income before minority interest                                4,492,083         3,390,251

Minority interest                                                  (173,070)         (152,965)
                                                                -----------       -----------

   Net income                                                     4,319,013         3,237,286

Retained earnings, beginning of period                           27,518,807        23,120,704
                                                                -----------       -----------

Retained earnings, end of period                                $31,837,820       $26,357,990
                                                                ===========       ===========

                     DASH MULTI-CORP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)
                                                                          NINE MONTHS ENDED
                                                                              JANUARY 31,
                                                                      -------------------------
                                                                          1999          1998
                                                                      -----------   -----------

Cash flows from operating activities:
   Net income                                                         $ 4,319,013   $ 3,237,286

   Adjustments to reconcile net income to net cash provided by operating activities:
         Depreciation and amortization                                  1,143,674       849,387
         Minority interest in earnings of subsidiaries                    173,070       152,965
         Provision for doubtful accounts                                       --         7,500
         Gain on sale of property and equipment                        (2,348,199)      (11,716)
         Decrease in accounts receivable                                1,565,310       843,245
         Increase in inventories                                         (132,717)   (3,349,204)
         (Increase) decrease in prepaid expenses                          161,267       (80,123)
         Increase in deposits                                             (14,329)      (46,686)
         Decrease in cash surrender value of officer's life insurance          --       196,279
         Decrease in accounts payable                                    (569,960)     (266,402)
         Increase (decrease) in accrued liabilities                     2,352,893    (1,087,324)
                                                                      -----------   -----------

         Net cash provided by operating activities                      6,650,022       445,207

   Cash flows from investing activities:
      Purchase of government securities                                (4,300,000)           --
      Proceeds from sale of property and equipment                         89,973        21,130
      Principal payments on notes receivable                            1,105,358     1,858,044
      Payments for issuance of notes receivable                          (116,000)   (1,050,000)
      Payments for purchase of plant and equipment                     (5,030,707)   (2,785,899)
      Purchase of Harvin Reaction Technology, Inc. common stock                --    (1,746,549)
      Purchase of assets of Polymer Development Labs, Inc.                     --      (600,000)
      Sales proceeds of purchased assets                                       --       285,000
                                                                      -----------   -----------

         Net cash used in investing activities                         (8,251,376)   (4,018,274)

   Cash flows from financing activities:
      Principal payments on long-term debt                               (105,705)     (133,333)
      Principal payments on short-term debt                                    --       (81,213)
                                                                      -----------   -----------

         Net cash used in financing activities                           (105,705)     (214,546)

   Increase (decrease) in cash and cash equivalents                    (1,707,059)   (3,787,613)

   Cash and cash equivalents at beginning of period                     3,764,879     4,999,795
                                                                      -----------   -----------

   Cash and cash equivalents at end of period                         $ 2,057,820   $ 1,212,182
                                                                      ===========   ===========

                          EXHIBIT INDEX

Exhibit
Number
------

(a)(1)   Offer to Purchase, dated April 14, 1999
(a)(2)   Letter of Transmittal with respect to the Shares
(a)(3) Form of letter, dated April 14, 1999, to brokers, dealers, commercial banks, trust companies and nominees
(a)(4) Form of letter, dated April 14, 1999, to clients to be used by brokers, dealers, commercial banks, trust companies and nominees
(a)(5)   Press Release, dated April 9, 1999
(a)(6)   Form of newspaper advertisement, dated April 14, 1999
(a)(7)   Notice of Guaranteed Delivery
(a)(8)   IRS Guidelines to Substitute Form W-9
(c)(1) Stock Purchase Agreement, dated as of April 8, 1999, between the Company and Purchaser
(c)(2) Shareholder Agreement, dated as of April 8, 1999, between Ronald L. Bogh and Purchaser
(c)(3) Shareholder Agreement, dated as of April 8, 1999, between Douglas C. Nelson and Purchaser
(c)(4) Shareholder Agreement, dated as of April 8, 1999, between James V. Reimann and Purchaser
(c)(5)   Form of Employment Agreement between
         Ronald L. Bogh and the Company
(c)(6)   Form of Employment Agreement between
         Paul M. Gilson and the Company
(c)(7)   Form Non-Competition Agreement between
         Douglas C. Nelson and the Company
(d)      None
(e)      Not applicable
(f)      None

                     OFFER TO PURCHASE FOR CASH
               UP TO 1,567,417 SHARES OF COMMON STOCK
                                 OF
                     R-B RUBBER PRODUCTS, INC.
                                 AT
                        $3.00 NET PER SHARE
                                 BY
                       DASH MULTI-CORP, INC.

------------------------------------------------------------------------
 THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, ST. LOUIS, MISSOURI TIME, ON WEDNESDAY, MAY 12, 1999, UNLESS
                       THE OFFER IS EXTENDED.
------------------------------------------------------------------------

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING AT LEAST 1,567,417 OF SHARES OF COMMON STOCK, NO PAR VALUE (THE "COMMON STOCK"), OF R-B RUBBER PRODUCTS, INC. (THE "COMPANY") VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER. CERTAIN OTHER CONDITIONS TO CONSUMMATION OF THE OFFER ARE DESCRIBED IN SECTION 13.

THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY DETERMINED THAT THE OFFER IS FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS AND HAS UNANIMOUSLY APPROVED THE OFFER AND THE STOCK PURCHASE AGREEMENT AND THE OTHER TRANSACTIONS CONTEMPLATED THEREBY AND UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

                             IMPORTANT

Any stockholder desiring to tender all or any portion of his Shares should either (1) complete and sign the Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, including any required signature guarantees, and mail or deliver the Letter of Transmittal or such facsimile with such stockholder's certificate(s) for the tendered Shares and any other required documents to the Depositary, (2) follow the procedure for book-entry tender of Shares set forth in Section 3, or (3) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Stockholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee are urged to contact such broker, dealer commercial bank, trust company or other nominee if they desire to tender Shares so registered.

A stockholder who desires to tender Shares and whose certificates for shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender their Shares by following the procedures for guaranteed delivery set forth in
Section 3.

Questions and requests for assistance may be directed to the Information Agent (as defined herein) at its address and telephone number set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks and trust companies.

       The date of this Offer to Purchase is April 14, 1999.

                          TABLE OF CONTENTS
                                                                      Page
                                                                      ----

INTRODUCTION                                                            1
1.   Terms of the Offer; Proration                                      2
2.   Acceptance for Payment and Payment for Shares                      4
3.   Procedure for Tendering Shares                                     5
4.   Right of Withdrawal                                                7
5.   Certain Federal Income Tax Consequences of the Offer               8
6.   Price Range of Shares; Dividends                                   8
7.   Effect of the Offer on Market for the Shares, Stock Exchange
       Listing, and Exchange Act Registration                           9
8.   Certain Information Concerning the Company                        10
9.   Certain Information Concerning Purchaser                          12
10.  Background of the Offer; Contacts with the Company                13
11.  Purpose of the Offer; Plans for the Company                       15
12.  Source and Amount of Funds                                        20
13.  Certain Conditions of the Offer                                   20
14.  Dividends and Distributions                                       23
15.  Certain Legal Matters                                             23
16.  Fees and Expenses                                                 24
17.  Miscellaneous                                                     24

TO THE HOLDERS OF SHARES OF
R-B RUBBER PRODUCTS, INC.:

                            INTRODUCTION

        Dash Multi-Corp, Inc., a Missouri corporation ("Purchaser"), hereby offers to purchase up to 1,567,417 of the outstanding shares (representing approximately 70% of the issued and outstanding shares as of April 8, 1999) of Common Stock, no par value per share (the "Common Stock" or the "Shares"), of R-B Rubber Products, Inc., an Oregon corporation (the "Company"), at a purchase price of $3.00 per Share, net to the seller in cash, without interest, on the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer").

        Tendering stockholders will not be obligated to pay brokerage fees or commissions or, subject to instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. However, any tendering stockholder or other payee who fails to complete and sign the Substitute Form W-9 included in the Letter of Transmittal may be subject to backup federal income tax withholding of 31% of the gross proceeds payable to such stockholder or other payee pursuant to the Offer. See Section 3. Stockholders who hold their Shares through a bank or broker should check with such institution as to whether they charge any service fees. Purchaser will pay all charges and expenses of American Securities Transfer & Trust, Inc. (the "Depositary") and D.F. King & Co., Inc. (the "Information Agent") incurred in connection with the Offer in accordance with the terms of the agreements entered into between Purchaser and each such person.

        THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING AT LEAST 1,567,417 SHARES VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER. CERTAIN OTHER CONDITIONS TO CONSUMMATION OF
THE OFFER ARE DESCRIBED IN SECTION 13.

        THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY DETERMINED THAT THE OFFER IS FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS AND HAS UNANIMOUSLY APPROVED THE OFFER AND THE STOCK PURCHASE AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

        The Offer is being made pursuant to a Stock Purchase Agreement (the "Stock Purchase Agreement"), dated as of April 8, 1999, between the Company and Purchaser. Pursuant to the Stock Purchase Agreement, in certain circumstances if less than 70% of the issued and outstanding Shares are tendered pursuant to the Offer Purchaser, at its sole option, shall have the option to purchase from the Company, at a purchase price equal to the greater of $3.00 per Share or the most recent price offered by Purchaser in the Offer, up to an amount of Shares which, when combined with Shares tendered pursuant to the Offer, would equal 70% of the issued and outstanding Shares. As a result of the consummation of the purchase of the Shares, the Company will become a majority-owned subsidiary of Purchaser. Purchaser has entered into the Stock Purchase Agreement and is undertaking the Offer to acquire control of the Company with a view toward supporting its future growth. See "Purpose for the Offer; Plans for the Company."

        Pacific Crest Securities, Inc. ("Pacific Crest"), financial advisor to the Company, has delivered to the Board of Directors of the Company its opinion that the consideration to be received by holders of Shares pursuant to the Offer is fair to such holders and the Company from a financial point of view. A copy of Pacific Crest's opinion is attached as an exhibit to the Company's Solicitation/Recommendation Statement on Schedule 14D-9 which has been mailed to the holders of Shares herewith.

        According to the Company, as of April 8, 1999 there were 2,239,167 Shares issued and outstanding and there were 257,500 Shares reserved for issuance under outstanding stock options pursuant to the Company's stock option and incentive plans and warrant agreements. Accordingly, based on the foregoing and assuming that 1,567,417 Shares are validly tendered and not withdrawn and Purchaser purchased all such tendered Shares, upon consummation of the Offer Purchaser would own approximately 70% of the Shares of Common Stock issued and outstanding as of April 8, 1999. Principal stockholders of the Company have agreed to tender an aggregate of 935,540 shares pursuant to the Offer. See "Purpose of the Offer;
Plans for the Company."


THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

1.      TERMS OF THE OFFER; PRORATION

        Upon the terms and subject to the conditions set forth in the Offer (including the terms and conditions set forth in Section 13 (the "Offer Conditions") and, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment, and pay for, up to 1,567,417 Shares validly tendered on or prior to the Expiration Date (as defined herein) and not withdrawn as permitted by Section 4. The term "Expiration Date" means 12:00 midnight, St. Louis, Missouri time, on May 12, 1999, unless and until Purchaser shall, in its sole discretion, have extended the period for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as so extended by Purchaser, shall expire.

        Upon terms and subject to the conditions of the Offer, if more than 1,567,417 Shares are validly tendered and not properly withdrawn prior to the Expiration Date, Purchaser will accept for payment and pay for only 1,567,417 Shares on a pro rata basis (with appropriate adjustments to avoid the purchase of fractional Shares) based on the number of Shares properly tendered by each stockholder prior to the Expiration Date and not withdrawn. In the event that proration of tendered Shares is required, because of the difficulty of determining the precise number of Shares properly tendered and not withdrawn (due in part to the guaranteed delivery procedures described in Section 3), Purchaser does not expect that it will be able to announce the final results of such proration or pay for any Shares until at least seven Nasdaq trading days after the Expiration Date. Stockholders may obtain such preliminary information from the Information Agent and may be able to obtain such information from their broker. Purchaser will not pay for any Shares accepted for payment pursuant to the Offer until the final proration factor is known.

        The Offer is conditioned upon the satisfaction of the Minimum Condition and the other conditions set forth in Section 13. If such conditions are not satisfied prior to the Expiration Date, Purchaser reserves the right, subject to the terms of the Stock Purchase Agreement and subject to complying with applicable rules and regulations of the Securities and Exchange Commission (the "SEC"), to (i) decline to purchase any Shares tendered in the Offer and terminate the Offer and return all tendered Shares to the tendering stockholders, (ii) waive any and all conditions to the Offer and, subject to complying with applicable rules and regulations of the SEC, purchase all Shares validly tendered, (iii) extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain all Shares which have been tendered during the period or periods for which the Offer is extended or (iv) subject to the provisions described below, amend the Offer. Pursuant to the Stock Purchase Agreement, until June 15, 1999, Purchaser is obligated to extend the Offer from time to time in the event that, at a then-scheduled expiration date, any condition to the Offer (other than the Minimum Condition) has not been satisfied or waived as permitted by the Stock Purchase Agreement. Each such extension shall be for a period of not more than 10 business days, or, if longer, for any period required by any rule, resolution, interpretation or position of the SEC or the staff thereto.

        If Purchaser extends the Offer, or if Purchaser (whether before or after its acceptance for payment of Shares) is delayed in its purchase of, or payment for, Shares or is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may retain tendered Shares on behalf of Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to the

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

withdrawal rights described in Section 4. However, the ability of Purchaser to delay the payment for Shares which Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by, or on behalf of, holders of securities promptly after the termination or withdrawal of the Offer.

        Pursuant to the terms of the Stock Purchase Agreement, and subject to the proration and other terms of the Offer, Purchaser has agreed to accept for payment and pay for Shares as soon as it is permitted to do so under applicable law. However, subject to the terms of the Stock Purchase Agreement and applicable rules and regulations of the SEC, Purchaser expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Offer is open (and thereby delay acceptance for payment of and the payment for any Shares) by giving oral or written notice of such extension to the Depositary. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering stockholder to withdraw such stockholder's Shares. See Section 4. Additionally, subject to the terms of the Stock Purchase Agreement and the applicable rules and regulations of the SEC, Purchaser also expressly reserves the right, in its sole discretion, at any time or from time to time to waive any condition or otherwise amend the Offer in any respect, by giving oral or written notice of such amendment to the Depositary and by making a public announcement thereof; provided, however, that, unless previously approved by the Company in writing, no provision may be set forth or changed which decreases the price per share payable in the Offer, changes the form of consideration payable in the Offer (other than adding consideration), or imposes conditions to the Offer in addition to those set forth in the Stock Purchase Agreement that are materially adverse to the holders of the Shares. The Offer Conditions are for the benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances that may rise to any such condition. If Purchaser accepts any Shares for payment pursuant to the terms of the Offer, it will accept for payment all Shares validly tendered prior to the Expiration Date and not withdrawn, and will promptly pay for all Shares so accepted for payment. Purchaser confirms that its reservation of the right to delay payment for Shares which it has accepted for payment is limited by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which requires that a tender offeror pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of a tender offer.

        Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 A.M., St. Louis, Missouri time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules l4d-4(c) and 14d-6(d) under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform stockholders of such change) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or other announcement.

        Purchaser confirms that if it makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will extend the Offer to the extent required by Rules 14d-4(c) and 14d-6(d) under the Exchange Act.

        If, prior to the Expiration Date, Purchaser, pursuant to the terms of the Stock Purchase Agreement, shall decrease the number of Shares being sought or the consideration offered to holders of Shares, such decrease shall be applicable to all holders whose Shares are accepted for payment pursuant to the Offer and, if at the time notice of any increase or decrease is first published, sent or given to holders of Shares, the Offer is scheduled to expire at any time earlier than the tenth business day from and including the date that such notice is first so published, sent or given, the Offer will be extended until the expiration of such ten business day period. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 A.M. through 12:00 Midnight, St. Louis, Missouri time.

        Pursuant to the Stock Purchase Agreement, the Company and
Purchaser have agreed that if, immediately prior to the Expiration Date, less than 70% of the issued and outstanding Shares have been tendered pursuant to the Offer

Purchaser may, at its sole option, purchase from the Company on the Expiration Date at a purchase price equal to the greater of $3.00 per share in cash or the most recent price offered by Purchaser an amount of Shares designated by Purchaser in its sole discretion up to a maximum of that number of Shares which, combined with the aggregate number of Shares purchased pursuant to the Offer is equal to 70% of the issued and outstanding Shares.

        The Company has provided Purchaser with the Company's stockholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear in the stockholder lists or, if applicable, who are listed as participants in a clearing agency's position listing, for subsequent transmittal to beneficial owners of Shares.

2.      ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES.

        On the terms and subject to the conditions of the Offer (including the Offer Conditions and, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and will pay for, up to 1,567,417 Shares validly tendered and not withdrawn as promptly as practicable after the later of
(i) all required filings, consents, approvals, and authorizations of any Governmental Entity (as defined in the Stock Purchase Agreement) shall have been obtained on terms satisfactory to Purchaser in its reasonable discretion and (ii) the Expiration Date, if at the time of the later of the occurrence of (i) and (ii) above, the Minimum Condition (as defined herein) has been satisfied or waived, provided that Purchaser reserves the right, in its sole discretion, to extend the Offer from time to time notwithstanding the prior satisfaction of the Offer Conditions. See Sections 13 and 15. In addition, subject to applicable rules of the SEC, Purchaser expressly reserves the right to delay acceptance for payment of or payment for Shares in order to comply, in whole or in part, with any applicable law. See Section 13. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or a confirmation of a book-entry transfer of such Shares
(a "Book-Entry Confirmation") into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility")), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents.

        For purposes of the Offer, Purchaser will be deemed to have accepted for payment Shares validly tendered and not withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary which will act as agent for the tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. UNDER NO CIRCUMSTANCES WILL INTEREST ON THE PURCHASE PRICE FOR SHARES BE PAID, REGARDLESS OF ANY DELAY IN MAKING SUCH PAYMENT.

        If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason (including proration due to the tenders of more than 1,567,417 Shares), or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer of such Shares into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedures set forth in
Section 3, such Shares will be credited to an account maintained with such Book-Entry Transfer Facility), as soon as practicable following expiration or termination of the Offer.

        Purchaser reserves the right to transfer or assign in whole or in part from time to time to one or more direct or indirect subsidiaries of Purchaser the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3.      PROCEDURE FOR TENDERING SHARES.

        Valid Tender. To tender Shares pursuant to the Offer, either (a) a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, certificates for Shares to be tendered, and any other documents required by the Letter of Transmittal, must be received by the Depositary prior to the Expiration Date at the address set forth on the back cover of this Offer to Purchase, (b) such Shares must be delivered pursuant to the procedures for book-entry transfer described below (and a Book-Entry Confirmation of such delivery received by Depositary, including an Agent's Message
(as defined herein) if the tendering stockholder has not delivered a Letter of Transmittal), prior to the Expiration Date, or (c) the tendering stockholder must comply with the guaranteed delivery procedures set forth below. The term "Agent's Message" means a message, transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares which are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

        Book-Entry Delivery. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in any of the Book-Entry Transfer Facility's systems may make a book-entry transfer of Shares by causing a Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedures for such transfer. Although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary by the Expiration Date at one of its addresses set forth on the back cover of this Offer to Purchase, or the tendering stockholder must comply with the guaranteed delivery procedures described below. DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH THE BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

        THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. SHARES WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT THE STOCKHOLDER USE PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

        Signature Guarantees. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (an "Eligible Institution"). Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered holders (which term, for purposes of this section, includes any participant in the Book-Entry Transfer Facility's systems whose name appears on a security position listing as the owner of the Shares) of Shares and such registered holder has not completed the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal, or (b) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates

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

for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

        Guaranteed Delivery. A stockholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available or who cannot comply with the procedure for book-entry transfer on a timely basis, or who cannot deliver all required documents to the Depositary prior to the Expiration Date, may tender such Shares by following all of the procedures set forth below:

        (i)   such tender is made by or through an Eligible Institution;

        (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary (as provided below) prior to the Expiration Date; and

        (iii) the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A "trading day" is any day on which the The Nasdaq Stock Market is open for business.

        The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

        Other Requirements. Notwithstanding any provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares,
(b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares are actually received by the Depositary. UNDER NO CIRCUMSTANCES WILL INTEREST ON THE PURCHASE PRICE OF THE SHARES BE PAID BY PURCHASER, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

        Tender Constitutes an Agreement. The valid tender of Shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser on the terms and subject to the conditions of the Offer.

        Appointment. By executing a Letter of Transmittal as set forth above, the tendering stockholder irrevocably appoints designees of Purchaser as such stockholder's proxies, each with full power of substitution, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all cash dividends, distributions, rights, other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, Purchaser deposits the payment for such Shares with the Depositary. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Purchaser's designees will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of the stockholders of the Company, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser's payment for such Shares, Purchaser must be able to exercise full voting rights with respect to such Shares.

        Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by Purchaser in its sole discretion, which determination will be final and binding. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of Purchaser's counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Purchaser, the Depositary, the Information Agent or any other party will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and Instructions thereto) will be final and binding.

        Backup Withholding. In order to avoid "backup withholding" of Federal income tax on payments of cash pursuant to the Offer, a stockholder surrendering Shares in the Offer must, unless an exemption applies, provide the Depositary with such stockholder's correct taxpayer identification number ("TIN") on a Substitute Form W-9 and certify under penalties of perjury that such TIN is correct and that such stockholder is not subject to backup withholding. If a stockholder does not provide such stockholder's correct TIN or fails to provide the certifications described above, the Internal Revenue Service (the "IRS") may impose a penalty on such stockholder and payment of cash to such stockholder pursuant to the Offer may be subject to backup withholding of 31%. All stockholders surrendering Shares pursuant to the Offer should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to Purchaser and the Depositary). Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. Non-corporate foreign stockholders should complete and sign the main signature form and a Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. See Instruction 9 to the Letter of Transmittal.

4.      RIGHT OF WITHDRAWAL.

        Tenders of Shares made pursuant to the Offer are irrevocable except that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after June 4, 1999.

        For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the certificate(s) evidencing the Shares to be withdrawn are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry tender as set forth in Section 3, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers of the particular certificates evidencing the Shares to be withdrawn must also be furnished to the Depositary as aforesaid prior to the physical release of such certificates. All questions as to the form and validity (including time of receipt) of any notice of withdrawal, will be determined by Purchaser, in its sole discretion, which determination shall be final and binding. None of Purchaser, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by following one of the procedures described in
Section 3 at any time prior to the Expiration Date.

        If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares, or is unable to accept for payment pursuant to the Offer, for any reason, then without prejudice to Purchaser's rights under this Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as set forth in this Section 4.

5.      CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER.

        Sales of Shares pursuant to the Offer will be taxable transactions for Federal income tax purposes and may also be taxable under applicable state, local and other tax laws. For Federal income tax purposes, a stockholder whose Shares are purchased pursuant to the Offer will realize gain or loss equal to the difference between the adjusted basis of the Shares sold or exchanged and the amount of cash received therefor. Such gain or loss will be capital gain or loss if the Shares are held as capital assets by such stockholder and generally will be long-term capital gain or loss for stock held for more than one year. Long-term capital gain of a non-corporate stockholder is generally subject to a maximum tax rate of 20% in respect of property held for more than one year.

        THE INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE TO STOCKHOLDERS IN SPECIAL SITUATIONS SUCH AS STOCKHOLDERS WHO RECEIVED THEIR SHARES UPON THE EXERCISE OF EMPLOYEE STOCK OPTIONS OR OTHERWISE AS COMPENSATION AND STOCKHOLDERS WHO ARE NOT UNITED STATES PERSONS. STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE OFFER, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL, FOREIGN OR OTHER TAX LAWS.

6.      PRICE RANGE OF SHARES; DIVIDENDS.

        The Shares are traded on the Nasdaq SmallCap Market under the symbol "RBBR". The following table sets forth, based upon public sources, for the calendar quarters indicated, the high and low quoted sale prices for the Shares on the Nasdaq SmallCap Market:

                                       SALE PRICE
                                 ----------------------
CALENDAR YEAR                     HIGH             LOW
-------------                    ------           -----
1997:
   First Quarter                 $3.13            $1.75
   Second Quarter                 4.13             2.25
   Third Quarter                  4.88             2.84
   Fourth Quarter                 5.00             3.25
1998:
   First Quarter                  3.88             3.00
   Second Quarter                 4.00             2.38
   Third Quarter                  3.13             1.56
   Fourth Quarter                 2.38             1.11
1999:
   First Quarter                  4.00             1.25
   Second Quarter (through
      April 13, 1999)             2.75             2.06

        No dividends have been paid on the Shares. On April 8, 1999, the last full trading day prior to the public announcement of the terms of the Offer, the quoted closing price on the Nasdaq SmallCap Market was $2.13 per Share. On April 13, 1999, the last full trading day prior to commencement of the Offer, the reported closing price on the Nasdaq SmallCap Market was $2.50 per Share. STOCKHOLDERS ARE URGED TO OBTAIN
A CURRENT MARKET QUOTATION FOR THE SHARES.

7. EFFECT OF THE OFFER ON MARKET FOR THE SHARES, STOCK EXCHANGE LISTING, AND EXCHANGE ACT REGISTRATION.

        Market for Shares. The purchase of Shares by Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public.

        Stock Quotation. Depending upon the aggregate market value and per Share price of any Shares not purchased pursuant to the Offer, the Shares may no longer meet the standards of the National Association of Securities Dealers, Inc. (the "NASD") for continued designation for the Nasdaq SmallCap Market. The maintenance of such designation requires that an issuer meet the following criteria. The issuer must have (a) at least 500,000 shares publicly held, (b) at least 300 stockholders of round lots, (c) a market value of publicly held shares of at least $1 million, (d) a minimum bid price per share of $1, (e) at least two registered and active market makers for its shares and either (f) (i) net tangible assets of at least $2 million, (ii) market capitalization of at least $35 million, or (iii) a net income of at least $500,000 in the latest fiscal year or in two of the last three fiscal years. Shares held directly or indirectly by directors, officers or beneficial owners of more than 10% of the Shares outstanding are not considered as being publicly held for this purpose.

        Pursuant to the Stock Purchase Agreement, a condition to the obligation of Purchaser to consummate the purchase of the Shares pursuant to the Offer is the receipt by Purchaser of confirmation that the Shares shall continue to be listed on the Nasdaq SmallCap Market following the consummation of the Offer without any conditions which Purchaser in its reasonable judgment shall deem materially adverse.
Such condition may be waived by Purchaser in its sole discretion. There can be no assurance that such condition can be satisfied or that Purchaser would not waive such condition if the condition is not satisfied. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of the NASD for continued inclusion in the Nasdaq SmallCap Market or in any other tier of the Nasdaq, and the Shares are no longer included in Nasdaq SmallCap Market or in any other tier of the Nasdaq, the market for the Shares could be adversely affected.

        In the event the Shares no longer meet the requirements of the NASD for continued inclusion in any tier of Nasdaq, it is possible that Shares would continue to trade in the over-the-counter market and that price quotations would be reported by other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of Shares remaining at such time, the interest in maintaining a market in Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, as described below, and other factors.

        Margin Regulations. The shares of Common Stock are presently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among, other things, of allowing brokers to extend credit on the collateral of such shares of Common Stock. Depending upon factors similar to those described above regarding listing and market quotations, the shares of Common Stock might no longer constitute "margin securities" for the purposes of the Federal Reserve Board's margin regulations in which event the shares of Common Stock would be ineligible as collateral for margin loans made by brokers.

        Exchange Act Registration. The shares of Common Stock are currently registered under the Exchange Act. Such registration may be terminated by the Company upon application to the SEC if the outstanding shares of Common Stock are not listed on a national securities exchange and if there are fewer than 300 holders of record of shares of Common Stock. Termination of registration of the shares of Common Stock under the Exchange Act would reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirement to furnish a proxy statement in connection with stockholders' meetings pursuant to Section 14(a) and the related requirement to furnish an annual report to stockholders, no longer applicable with respect to the shares of Common Stock. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the shares of Common Stock under the Exchange Act were terminated, the shares of Common Stock would no longer be eligible for listing on the Nasdaq SmallCap Market or for continued inclusion on the Federal Reserve Board's list of "margin securities".

8.      CERTAIN INFORMATION CONCERNING THE COMPANY.

        The Company was incorporated in Oregon in September 1986. The Company is a vertically integrated rubber recycler and manufacturer that processes scrap tires and rubber to produce high quality, durable rubber mats and other products and protective surfaces. The Company sells its products to agribusiness concerns, sports and fitness facilities and other commercial and industrial users.

        Set forth below is certain summary consolidated financial information for each of the Company's three fiscal years in the period ended December 31, 1998. The consolidated financial information presented below reflects historical financial information for the three fiscal years in the period ended December 31, 1998 reported in the Company's 1998 Annual Report on Form 10-KSB. More comprehensive financial information is included in such report (including management's discussion and analysis of financial condition and results of operation) and other documents filed by the Company with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained from the SEC and the Nasdaq SmallCap Market in the manner set forth below.

                                          THE COMPANY

                         SELECTED CONSOLIDATED FINANCIAL INFORMATION
                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                               YEARS ENDED DECEMBER 31,
                                                         ------------------------------------
                                                          1998           1997           1996
                                                         ------         ------         ------
CONSOLIDATED STATEMENTS OF
  OPERATIONS DATA:
Sales, net                                               $8,592         $7,445         $5,294
Cost of sales                                             6,059          4,626          3,455
Gross profit                                              2,533          2,820          1,839
Operating expenses                                        2,556          1,848          1,551
Net income (loss)                                           (85)           528            264
Net earnings (loss) per common share                      (0.04)          0.24           0.12
Weighted average number of common shares                  2,222          2,173          2,173

CONSOLIDATED BALANCE SHEETS
  DATA (AT YEAR END):
Current assets                                           $1,912         $1,932         $1,460
Total assets                                              7,706          6,276          5,953
Current liabilities                                       1,234            631            732
Total liabilities                                         2,941          1,642          1,848
Total stockholders' equity                                4,765          4,634          4,105

        Except as otherwise set forth herein, the information concerning the Company contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. Although Purchaser has no knowledge that would indicate that any statements contained herein based on such documents and records are untrue, Purchaser cannot take responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Purchaser.

        The Company is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities, any material interests of such persons in transactions with the Company and other matters is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference room at the SEC's offices at 450 Fifth Street, N.W., Washington, DC 20549, and also should be available for inspection and copying at the regional offices of the SEC located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies may be obtained, by mail, upon payment of the SEC's customary charges, by writing to its principal office, 450 Fifth Street, N.W., Washington, D.C. 20549 and can be accessed electronically on the SEC's Website at http://www.sec.gov. Copies of such information should also be available for inspection at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

9.      CERTAIN INFORMATION CONCERNING PURCHASER.

        Through its various subsidiaries, Purchaser manufactures and markets plastic vinyls and urethanes, carpet padding and backing, non-slip textiles and coated fabrics. The majority of Purchaser's sales are derived from manufacturing plastic vinyls and urethanes which are sold to customers throughout the United States. Purchaser is a Missouri corporation organized in 1973. Unless the context otherwise indicates, references to the "Purchaser" include Purchaser and its subsidiaries.

        Purchaser is a private company; substantially all of its outstanding stock is owned by Marvin S. Wool and trusts for the benefit of his family. Set forth below is certain summary consolidated financial information as of April 30, 1998, 1997 and 1996 and for each of Purchaser's three fiscal years in the period then ended, and as of January 31, 1999 and for the nine months ended January 31, 1999 and 1998. The consolidated financial information presented below for the three fiscal years in the period ended April 30, 1998 has been derived from Purchaser's audited financial statements. The consolidated financial information presented below as of January 31, 1999 and for the nine months ended January 31, 1999 and 1998 has been derived from unaudited financial statements of Purchaser which, in the opinion of Purchaser's management, reflect all adjustments (consisting of normally recurring accruals) necessary for a fair presentation. Copies of the Purchaser's consolidated financial statements from which the following selected consolidated financial information has been derived may be obtained from the SEC as set forth under "Certain Information Concerning the Company."

                                         PURCHASER
                       SELECTED CONSOLIDATED FINANCIAL INFORMATION
                           (IN MILLIONS, EXCEPT PER SHARE DATA)
                                      NINE MONTHS ENDED
                                         JANUARY 31,                YEARS ENDED APRIL 30,
                                     -------------------      -------------------------------
                                      1999         1998        1998         1997        1996
                                     ------       ------      ------       ------      ------
CONSOLIDATED STATEMENTS OF
  EARNINGS DATA:
Net sales and operating revenue
 and other revenue                   $63.1        $65.8       $89.1        $85.2       $80.0
Income before income taxes and
 minority interest                     6.8          5.3         7.8          9.7         8.2

Net income                             4.3          3.2         4.5          5.9         5.0
Net income per common share           41.13        30.83       42.41        56.36       47.34

                                                                         APRIL 30,
                                         JANUARY 31,          ------------------------------
                                            1999              1998         1997        1996
                                         -----------          -----        -----       -----
CONSOLIDATED BALANCE SHEETS
  DATA AT PERIOD END:
Working capital                             $20.8             $19.6        $19.6       $14.4
Total assets                                 40.8              36.9         31.3        27.2
Total indebtedness                            0.5               0.6          0.9         2.3
Stockholders' equity                         32.2              27.9         23.5        17.6

        Statements Purchaser may publish, including those in this Offer to Purchase, that are not strictly historical are "forward-looking" statements under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although Purchaser believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be realized. Forward-looking statements involve known and unknown risks which may cause Purchaser's actual results and corporate developments to differ materially from those expected. Factors that could cause results and developments to differ materially from Purchaser's expectations include, without limitation, changes in manufacturing and shipment schedules, delays in completing plant construction and acquisitions, new product and technology developments, competition within each business segment, cyclicality of the markets for the products of a major segment, litigation, significant cost variances, the effects of acquisitions and divestitures, and other risks.

        The name, citizenship, business address, present principal occupation, and material positions held during the past five years of each of the directors and executive officers of Purchaser are set forth in Schedule A to this Offer to Purchase.

        Except as described elsewhere herein, neither Purchaser nor, to the best of its knowledge, any of the persons listed in Schedule A hereto nor any associate or majority-owned subsidiary of the foregoing, beneficially owns or has a right to acquire any equity securities of the Company. Neither Purchaser nor, to the best of its knowledge, any of the persons or entities referred to above, nor any director, executive officer or subsidiary of any of the foregoing, has effected any transaction in such equity securities during the past 60 days.

        Except as described elsewhere herein, neither Purchaser nor, to the best of its knowledge, any of the persons listed in Schedule A hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies. Except as set forth in Sections 10 and 11, there have been no contacts, negotiations or transactions between Purchaser or, to the best of its knowledge, any of the persons listed in Schedule A hereto, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors, or a sale or other transfer of a material amount of assets. Except as described in Sections 10 and 11, neither Purchaser nor, to the best of its knowledge, any of the persons listed in Schedule A hereto, has had any transaction with the Company or any of its executive officers, directors or affiliates that would require disclosure under the rules and regulations of the SEC applicable to the Offer.

10.     BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY.

        Purchaser became familiar with the Company over approximately the past two years as a result of an existing supply relationship. Purchaser supplies adhesive, a principal raw material used as a bonding agent for the Company's rubber products. In 1996, 1997 and 1998, Purchaser had sales to the Company of approximately $0, $120,000 and $800,000, respectively. During the summer of 1998, an employee of the Company contacted the general manager of MarChem Pacific, Inc., a Purchaser subsidiary, who asked whether Purchaser would be interested in participating in a buyout of the Company. MarChem Pacific, Inc. reported the inquiry to Purchaser's executive management, who indicated an interest in discussing such a transaction with the Company's Board of Directors and principal stockholders. Subsequently, the Company informed Purchaser that the individual who had initiated the contact on behalf of the Company had not been authorized to do so. These communications, however, led to an introduction of Ron Bogh, the Company's Chief Executive Officer, and Marvin S. Wool, Purchaser's Chief Executive Officer.

        Initial contacts did not directly result in negotiations regarding a strategic alliance between the Company and Purchaser. However, Purchaser began to follow the Company's business as described in its periodic SEC filings and news releases and, after considering that information, Mr.
Wool contacted Mr. Bogh in mid-November 1998 and suggested that they meet to discuss whether the parties had a mutual interest in a strategic transaction. On November 20, 1998, after entering into a confidentiality agreement, Mr. Wool and other members of Purchaser's senior management, including Michael Deering, Paul Simons and Greg Divis met in
McMinnville, Oregon with Mr. Bogh, counsel for the Company, and an accountant from a local office of a large accounting firm. At that meeting, the parties discussed their respective businesses and Purchaser reviewed its historical approach to acquisitions. Mr. Wool also advised
Mr. Bogh that Purchaser's preliminary valuation of the Common Stock for a transaction of this type was $2.00 to $2.25 per Share.

        At a meeting of the Board on November 23, 1998, Mr. Bogh reported on the preliminary discussions. At that point, the Board determined that it would not support a transaction at the suggested valuation range. The Board did not believe the price would be adequate under the circumstances because the two largest shareholders, Messrs. Bogh and Nelson, would not be willing to sell at that price. The Board advised
Mr. Bogh and Mr. Nelson that the Board would entertain a revised offer only if it were acceptable to Messrs. Bogh and Nelson. Mr. Bogh communicated the Board's discussion to Mr. Wool by telephone the next day.

        Following the Board's decision, in a subsequent telephone conversation on December 1, 1998, Mr. Wool and Mr. Bogh discussed a proposal in which Purchaser would pay between $2.75 and $3.00 per share in a tender offer for 80% of the Shares, while purchasing all Shares owned by stockholders of the Company owning 1,000 or fewer Shares. From time to time during the remainder of December 1998 and January 1999, Messrs. Wool and Bogh discussed various terms of a possible transaction, including arrangements for employment agreements with Messrs. Bogh, Nelson and Gilson.

        On February 7 and 8, 1999, at Mr. Wool's request, Mr. Bogh met in St. Louis with Mr. Wool and other Purchaser representatives and discussed a proposed purchase price of $3.00 per share and more detailed terms of possible employment agreements with the Company's executives which would be applicable if Purchaser effected the transaction, including the term, salary, bonus, equity participation and insurance and other benefits. Following that meeting, Mr. Bogh communicated with Mr. Wool and Michael Deering, Purchaser's Director of Human Resources, to resolve issues connected with the employment agreements. At this point, Mr. Bogh decided to present the revised proposal to the Board.

        At the Board meeting on February 16, 1999, the directors considered Purchaser's revised proposal and price structure. The Board generally favored a transaction on that valuation, subject to agreement on specific details of the transaction, and authorized Mr. Bogh to communicate this fact to Purchaser. During a break in the meeting, Mr.
Bogh and the Company's counsel telephoned Mr. Wool and advised him of the Board's reaction and suggested that if Purchaser wished to pursue a transaction he should submit a written proposal.

        On February 22, 1999, Purchaser submitted a written proposal to the Board for a tender offer to purchase 70% of the Shares at $3.00 per Share, with Purchaser designees to comprise a majority of the Company's Board of Directors following the closing. The proposal also included terms of employment agreements for Messrs. Bogh, Nelson and Gilson. Purchaser's proposal was conditioned on certain events, including a requirement that the Board would obtain an opinion from a qualified independent financial advisor that the transaction is fair to the Company's stockholders from a financial perspective, and a requirement that the Shares would continue to be listed on the Nasdaq SmallCap
Market after closing.

        The next day, Mr. Bogh and the Company's counsel conveyed to Purchaser and its counsel the Company's comments on the transaction, based on the review of Mr. Bogh and the Company's counsel, and discussed Messrs. Bogh, Gilson and Nelson's comments on the proposed employment agreement terms. Negotiations over Purchaser's proposed employment terms for the Company's executives were conducted over the next several days in telephonic discussions among Mr. Wool, Mr. Bogh, Mr. Gilson, counsel to the Company and counsel to Purchaser. Following a resolution of those terms, Mr. Bogh telephoned Mr. Wool and indicated a willingness to proceed.

        On March 3, 1999, representatives of Purchaser, including its attorneys and accountants, met with the Board in McMinnville. At that meeting the parties reviewed Purchaser's written proposal and discussed certain changes to that proposal. A revised draft of Purchaser's proposal was circulated to the Board on March 5, 1999 to reflect the agreed changes and, after a telephonic meeting of the Board, at which the Board approved the letter of intent and authorized Mr. Bogh to execute it on behalf of the Company. Thereupon, Mr. Bogh executed the letter of intent on behalf of the Company. Representatives of Purchaser's management performed on-site due diligence at the Company's facilities on March 12, 13 and 14, 1999.

        A draft of the definitive Stock Purchase Agreement was submitted to the Company on March 10, 1999. The draft implemented the terms set forth in the letter of intent, as well as certain representations, warranties, covenants and closing conditions. In the draft, Purchaser also proposed that, if fewer than 70% of the outstanding Shares were tendered pursuant to the Offer, the Company would agree to issue to Purchaser, at a price of $2.00 per Share, that number of Shares that would result in Purchaser owning 70% of the outstanding Shares. After considering that provision, the Board declined to proceed unless the price for all Shares to be purchased in the Offering was $3.00. Purchaser discussed, but did not offer, an alternative in the form of a cash merger offer in which Purchaser would purchase all of the Shares for $3.00 per Share. During subsequent negotiations, however, the parties agreed that if fewer than 70% of the Shares were tendered, Purchaser could elect (i) to terminate the Offer, or (ii) to cause the Company to issue to Purchaser, at a price of $3.00 per Share, a number of additional Shares that would result in Purchaser owning 70% of the outstanding Shares.

        At a meeting of the Company's Board of Directors on April 8, 1999, Pacific Crest rendered its opinion that the Stock Purchase Agreement was fair to the Company's stockholders from a financial perspective. After reviewing the form and terms of the Stock Purchase Agreement and the related agreements and transactions, the Board unanimously approved the Stock Purchase Agreement, the Offer, and transactions contemplated thereby. Promptly thereafter, the parties executed and delivered the Agreement. Thereupon, the Company issued a press release to announce the transaction publicly.

11.     PURPOSE OF THE OFFER; PLANS FOR THE COMPANY.

        Purpose. Purchaser has extensive investments in various businesses which are complementary to the business of the Company. In addition to being a principal supplier of the Company for its requirements of adhesive, Purchaser owns businesses which sell various rubber products, and products used by manufacturers of floor covering. As a result of its complementary business interests and background of making acquisitions, Purchaser has identified the Company as an attractive investment opportunity.

        Purchaser would like to obtain a controlling investment in the Company and has caused the Offer to be made in order to allow the Company's existing stockholders the opportunity to sell their Shares at a price above recent levels of the market price for the Shares and/or continue their investment in the Company as Purchaser seeks to grow stockholder value. If Purchaser were to acquire Shares pursuant to the Offer, Purchaser would have the ability to formulate and implement the Company's strategies.

        Purchaser is undertaking the Offer and the related transactions to facilitate the growth of the Company's existing business by making Purchaser's management, manufacturing, marketing and financial resources available to the Company for the benefit of all of the Company's stockholders. To fund the growth of the Company's business, Purchaser expects to make available up to $3 million of subordinated debt financing and/or facilitate the refinancing and possible increase of the Company's existing credit facilities on terms more favorable than currently apply. Purchaser plans to operate the Company as a stand-alone business with its existing capital structure, and with the Company's operations separate from those of other businesses owned by Purchaser. Purchaser also plans to maintain the quotation of the Company's Common Stock on Nasdaq for the foreseeable future. Purchaser anticipates that any transactions between Purchaser and its affiliates, on the one hand, and the Company, on the other hand, will be on terms no less favorable to the Company than could be obtained by the Company from an unrelated third party.

        Purchaser, from time to time, intends to evaluate and review the Company's assets, operations, management and personnel and consider what, if any, changes would be desirable in light of circumstances which then exist (which may include an assessment of industry trends and conditions, and general economic circumstances prevailing from time to time). Thereafter, Purchaser may, among other things, seek to (i) acquire additional securities of the Company, enter into an extraordinary transaction such as a merger, reorganization or liquidation of the Company, (ii) sell or transfer all or substantially all of the Company's assets, (iii) change the Company's current Board of Directors (including changing the number or term of directors or filling existing vacancies on the Board), (iv) change the present capitalization or dividend policy of the Company, (v) materially change the Company's

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

business or corporate structure, (vi) change the Company's articles of incorporation or by-laws, (vii) cause the Company's Common Stock to be delisted from Nasdaq, (viii) cause the Company's Common Stock to become eligible for termination of registration under the Exchange Act, or (ix) take actions similar to any of those referred to above. Purchaser has no present plans or proposals to implement such changes, however, there can be no assurance that Purchaser would not seek to implement such changes in the future.

        Termination Provisions. According to its terms, the Stock Purchase Agreement may be terminated and the transactions contemplated thereby abandoned at any time prior to the closing of the purchase of Shares pursuant to the Offer (the "Closing") by the mutual consent of Purchaser and the Company, by action of their respective Boards of Directors. In addition, the Stock Purchase Agreement may be terminated and the transactions contemplated thereby abandoned at any time prior to the Closing by action of the Board of Directors of either Purchaser or the Company if (i) Purchaser shall have terminated the Offer without purchasing any Shares pursuant thereto; (ii) any court of competent jurisdiction or other Governmental Entity located or having jurisdiction within the United States or any country in which either the Company or Purchaser, directly or indirectly, has material assets or operations, shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Offer and such order, decree, ruling or other action is or shall have become final and nonappealable; or (iii) the Closing shall not have occurred on or before June 30, 1999. The Stock Purchase Agreement may also be terminated and the transactions contemplated thereby may be abandoned at any time prior to the Closing by action of the Board of Directors of Purchaser if (i) the Company shall have breached or failed to perform in any material respect any of the covenants or agreements contained in the Stock Purchase Agreement to be complied with or performed by the Company prior to such date of termination which breach or failure shall not have been cured prior to the earlier of (A) five business days following the giving of written notice to the Company of such breach or failure and
(B) two business days prior to the date on which the Offer is then scheduled to expire, or any representation or warranty of the Company set forth in the Stock Purchase Agreement shall have been inaccurate or incomplete when made except for such failures to be complete or accurate that, individually or in the aggregate, could not reasonably be expected to have a material adverse effect on the financial condition, properties, business or results of operations of the Company and its subsidiaries taken as a whole or could prevent or materially delay the transactions contemplated by the Stock Purchase Agreement or impair the ability of Purchaser, the Company or any of their respective affiliates, following consummation of the Offer, to conduct any material business or operations in any jurisdiction where they are now being conducted, (ii) the Board of Directors of the Company (or a special committee thereof) shall have amended, modified or withdrawn in a manner adverse to Purchaser its approval or recommendation of the Offer or the Stock Purchase Agreement or the Board of Directors of the Company (or a special committee thereof), upon request by Purchaser, shall fail to reaffirm such approval or recommendation, or shall have endorsed, approved or recommended any other Acquisition Proposal (as defined in the Stock Purchase Agreement), or shall have resolved to do any of the foregoing, or (iii) the Company or any of the other persons or entities described in Section 5.2 of the Stock Purchase Agreement shall take any actions that would be proscribed by Section 5.2 of the Stock Purchase Agreement but for the exception therein allowing certain actions to be taken if required by fiduciary obligations under applicable law as advised in writing by counsel. The Stock Purchase Agreement may be terminated and the transactions contemplated thereby may be abandoned at any time prior to the Closing by action of the Board of Directors of the Company, (i) if Purchaser (x) shall have breached or failed to perform in any material respect any of the covenants or agreements contained in the Stock Purchase Agreement to be complied with or performed by Purchaser prior to such date of termination which shall not have been cured prior to the earlier of: (A) five business days following the giving of written notice to Purchaser of such breach or failure and (B) two business days prior to the date on which the Offer is then scheduled to expire, or (y) shall have failed to commence the Offer within the time required in Section 1.1 of the Stock Purchase Agreement, or (ii) if
(w) the Company is not in material breach of any of the terms of the Stock Purchase Agreement, (x) the Board of Directors of the Company authorizes the Company, subject to complying with the terms of the Stock Purchase Agreement, to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal (as defined in the Stock Purchase Agreement) and the Company notifies Purchaser in writing that it intends to enter into such an agreement, attaching the most current version of such agreement (which shall include all of the material terms, including the price proposed to be paid for Shares pursuant thereto) to such notice, (y) Purchaser does not make, within two business days of receipt of the Company's written notification of its intention to enter into a binding agreement for a Superior Proposal, an offer that the Board of Directors of the Company determines, in good faith after consultation with its financial advisors, is at least as favorable, from a financial point of view, to the stockholders of the Company as the Superior Proposal and (z) the Company, prior to such termination, pays to Purchaser in immediately available funds the fees required to be paid pursuant to Section 7.5(b) of the Stock Purchase Agreement.

        In the event of the termination of the Stock Purchase Agreement, no party to the Stock Purchase Agreement (or any of its directors or officers) shall have any liability or further obligation to any other party to the Stock Purchase Agreement, except as provided in Sections 7.5(b) or (c) and Section 8.2 therein and except that nothing therein will relieve any party from liability for any willful breach of the Stock Purchase Agreement; provided, however, that if the Stock Purchase Agreement is terminated by Purchaser pursuant to Section 7.3(i) or the Company pursuant to Section 7.4(i) therein, the terminating party's rights to pursue all legal remedies will survive such termination unimpaired; provided further, however, that in no event shall the liability of the non-terminating party exceed the sum of $75,000.

        If (i) (x) the Offer shall have remained open for a minimum of at least 20 business days, (y) after the date of the Stock Purchase Agreement any corporation, partnership, person, other entity or group (as defined in Section 13(d)(3) of the Exchange Act) other than Purchaser or any of their respective subsidiaries or affiliates (collectively, a "Person") shall have become the beneficial owner of 20% or more of the outstanding Shares after the date of the Stock Purchase Agreement or shall have publicly announced a proposal or intention to make an Acquisition Proposal or any Person shall have commenced, or shall have publicly announced an intention to commence, a tender offer or exchange offer for 20% or more of the outstanding Shares, and (z) the Minimum Condition shall not have been satisfied and the Offer is terminated without the purchase of any Shares thereunder, or (ii) Purchaser shall have terminated the Stock Purchase Agreement pursuant to
Section 7.3(ii) or Section 7.3(iii) thereof or (iii) the Company shall have terminated the Stock Purchase Agreement pursuant to Section 7.4(ii) thereof; then the Company shall promptly, but in no event later than two days after the date of such termination, reimburse Purchaser (not later than one business day after request by Purchaser) for all of the attorney's fees and other out-of-pocket charges, and expenses reasonably incurred by Purchaser in connection with the Stock Purchase Agreement and the transactions contemplated by the Stock Purchase Agreement, in each case payable by wire transfer in same day funds. If the Company fails to promptly pay the amount due pursuant to Section 7.5(b) of the Stock Purchase Agreement, and, in order to obtain such payment, Purchaser commences a suit which results in a judgment against the Company for the fee set forth in such Section, the Company shall pay to Purchaser its costs and expenses (including attorneys' fees) in connection with such suit.

        If the Offer shall have been terminated prior to Closing by Purchaser because the Minimum Condition shall not have been satisfied or waived on or before the Expiration Date, then Purchaser shall reimburse the Company for one-half of the amount paid by the Company to the Financial Advisor within five business days after the Company has made written demand to Purchaser therefor and delivered to Purchaser documentation reasonably evidencing the amount of such payment; provided, however, that Purchaser's reimbursement obligation shall not exceed $15,000 in the aggregate. If Purchaser fails to promptly pay the amount due pursuant to Section 7.5(c) of the Stock Purchase Agreement, and in order to obtain such payment, the Company commences a suit which results in a judgment against Purchaser for the fees set forth in such
Section 7.5(c), Purchaser shall pay to the Company its costs and expenses (including reasonable attorneys' fees) in connection with such suit.

        Amendment. Subject to the provisions of applicable law, at any time prior to the Closing Date, the Stock Purchase Agreement may be modified or amended by written agreement executed and delivered by duly authorized officers of the respective parties.

        Composition of the Board of Directors. Pursuant to the Stock Purchase Agreement, at the Closing and subject to compliance with applicable law, the Company will use its best efforts to cause the Company's Board of Directors to consist of Ronald L. Bogh, Paul M. Gilson and, at Purchaser's option, up to four additional persons designated by Purchaser, two of whom shall be Marvin S. Wool and Gregory
J. Divis. In furtherance thereof, the Company will increase the size of the Board of Directors of the Company, or use its reasonable efforts to secure the resignation of directors, or both, as is necessary to permit Purchaser's designees to be elected to the Board of Directors of the

Company. At such time, the Company, if so requested, will use its reasonable efforts to cause persons designated by Purchaser to constitute the same proportionate representation of each committee of the Board of Directors of the Company, each board of directors of each subsidiary of the Company and each committee of each such board (in each case to the extent of the Company's ability to elect such persons). The Company's obligations to appoint designees to the Board of Directors of the Company shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company shall promptly take all actions required pursuant to such Section and Rule in order to fulfill its obligations under the Stock Purchase Agreement and shall include in the Schedule 14D-9, or in a separate Rule 14f-1 information statement provided to stockholders, such information with respect to the Company and its officers and directors as is required under Section 14(f) and Rule 14f-1 to fulfill its obligations under the Stock Purchase Agreement. Purchaser will supply to the Company and will be solely responsible for any information with respect to Purchaser and its nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1.

        Acquisition Proposals. Pursuant to the Stock Purchase Agreement, the Company has agreed that the Company, its affiliates and its and their respective officers, directors, employees, representatives and agents (including, without limitation, any investment banker, attorney or accountant retained by the Company or its subsidiary) shall immediately cease all existing discussions or negotiations, if any, with any parties conducted before the date of the Stock Purchase Agreement with respect to any acquisition or exchange of all or any material portion of the assets of, or any of the equity interest in, the Company or its subsidiary (by direct purchase from the Company or its subsidiary, tender or exchange offer or otherwise) or any business combination, merger, consolidation or similar transaction (including an exchange of stock or assets) with or involving the Company or its subsidiary or any division of the Company or its subsidiary (an "Acquisition Transaction"). Neither the Company nor any of its affiliates, nor any of its or their respective officers, directors, employees, representatives or agents (including, without limitation, any investment banker, attorney or accountant retained by the Company or its subsidiary) shall, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Purchaser, any affiliate or associate of Purchaser or any designees of Purchaser) with respect to any inquiries or the making of any offer or proposal (including, without limitation, any offer or proposal to the stockholders of the Company) concerning an Acquisition Transaction (an "Acquisition Proposal"), unless the Board of Directors of the Company determines in good faith after consultation with outside legal counsel that such action is necessary in order for its directors to comply with their respective fiduciary duties under applicable law (any such more favorable Acquisition Proposal being referred to in the Stock Purchase Agreement as a "Superior Proposal"). The Company will take the necessary steps to inform the individuals or entities referred to in the first sentence of this paragraph of the obligations undertaken pursuant to the Stock Purchase Agreement. The Company will notify Purchaser immediately if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with the Company, the name of the person making such proposals, the material terms and conditions of such proposals and thereafter shall keep Purchaser informed, on a current basis, of the status and terms of such proposal and the status of such negotiations or discussions. The Company has agreed not to release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which the Company is a party, unless the Board of Directors of the Company shall have determined in good faith, based upon the advice of outside counsel to the Company, that failing to release such third party or waive such provisions would constitute a breach of the fiduciary duties of the Board of Directors of the Company under applicable law.

        Covenants. The Stock Purchase Agreement also contains certain other restrictions as to the conduct of business by the Company, as well as representations and warranties of each of the parties customary in transactions of this kind.

        Employment and Noncompetition Agreements. In connection with the execution of the Stock Purchase Agreement, Purchaser required that Ronald L. Bogh and Paul M. Gilson enter into employment agreements with the Company and Douglas C. Nelson enter into a non-competition agreement with the Company.

        Mr. Bogh's agreement provides that the Company shall employ him as President of the Company for a period of three years, unless terminated earlier in accordance with the agreement. Mr. Bogh shall perform such duties as the Company's Board of Directors may assign to him. The
Company shall pay Mr. Bogh a base annual salary of $160,800 during the first year of the term, $170,400 during the second year of the term and $180,000 during the third year of the term. The Company also shall pay to Mr. Bogh a bonus calculated pursuant to a formula based on the amount by which the pre-tax profits of the Company exceed a baseline amount determined by the Company's Board of Directors. Mr. Bogh shall be eligible to participate in such benefit plans as are provided to the employees of the Company. The agreement requires Mr. Bogh to enter into an additional agreement with the Company pursuant to which the Company shall employ Mr. Bogh as a business technician from the time of termination of the previous employment agreement until December 31, 2008 at an annual salary of $60,000. The agreement requires Mr. Bogh to execute a confidentiality agreement which confirms his obligation to keep the Company's proprietary information confidential for a period of one year following the termination of his employment with the Company as well as the Company's ownership of inventions and discoveries conceived of by Mr. Bogh during his employment. The confidentiality agreement also contains a covenant by Mr. Bogh not to become engaged in the manufacture or sales of products similar to those manufactured or sold by the Company for a period of three years following the termination of Mr. Bogh's employment with the Company.

        Mr. Gilson's agreement provides that the Company shall employ him as Chief Operating Officer and Senior Vice President of the Company for a period of four years, unless terminated earlier in accordance with the agreement. Mr. Gilson shall perform such duties as the Company's Board of Directors or President may assign to him. The Company shall pay Mr. Gilson a base annual salary of $114,000 during the first year of the term, $120,000 during the second year of the term, $126,000 during the third year of the term and $132,000 during the fourth year of the term. The Company also shall pay to Mr. Gilson a bonus calculated pursuant to a formula based on the amount by which the pre-tax profits of the Company exceed a baseline amount determined by the Company's Board of Directors. Mr. Gilson shall be eligible to participate in such benefit plans as are provided to the employees of the Company. The agreement requires Mr. Gilson to execute a confidentiality agreement which confirms his obligation to keep the Company's proprietary information confidential for a period of one year following the termination of his employment with the Company as well as the Company's ownership of inventions and discoveries conceived of by Mr. Gilson during his employment. The confidentiality agreement also contains a covenant by Mr. Gilson not to become engaged in the manufacture or sales of products similar to those manufactured or sold by the Company for a period of one year following the termination of Mr. Gilson's employment with the Company.

        Mr. Nelson's non-competition agreement consists of two agreements. The first is a letter agreement which provides that for a maximum term of four years following the Closing the Company will reimburse Mr.
Nelson for the cost of his COBRA medical coverage to the extent he is eligible for such coverage and for the remainder of the term shall reimburse Mr. Nelson for the cost of a personal medical insurance plan, not to exceed $1,350 per month. In consideration thereof, the letter agreement requires Mr. Nelson to enter into the second agreement, a confidentiality and non-compete agreement, which provides that during the term of payments required by the letter agreement and for a period of one year thereafter, Mr. Nelson is prohibited from engaging in any activity with any business competitive with the Company. The confidentiality and non-compete agreement further confirms Mr. Nelson's obligation to keep confidential the proprietary information of the Company.

        Agreement to Tender Shares By Certain Stockholders. In connection with the execution of the Stock Purchase Agreement, Purchaser required that each of Ronald L. Bogh, Douglas C. Nelson and James V. Reimann enter into stockholder agreements requiring them to tender a certain number of Shares pursuant to the Offer. Pursuant to such agreements, Messrs. Bogh, Nelson and Reimann have agreed to tender 481,040, 407,000 and 47,500 Shares, respectively, which constitute approximately 80%, 100% and 100%, respectively, of their respective Share holdings. In addition, Mr. Bogh's agreement provides that if within five business days prior to the expiration of the Offer, fewer than 70% of the Company's outstanding shares shall have been validly tendered pursuant to the Offer and not withdrawn, upon the request of Purchaser, Mr. Bogh shall tender all of his Shares if so directed by Purchaser. Such agreements also require Messrs. Bogh, Nelson and Reimann to refrain from exercising any options to purchase any Shares held by them prior to the Closing.

        Appraisal Rights. No appraisal rights are available in connection with the Offer.

        Rule 13e-3. Rule 13e-3 under the Exchange Act, which Purchaser does not believe would be applicable to the Offer, requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to stockholders of the Company therein, be filed with the SEC and disclosed to stockholders of the Company prior to consummation of the transaction.

12.     SOURCE AND AMOUNT OF FUNDS.

Purchaser estimates that the total amount of funds required to purchase all of the outstanding Shares pursuant to the Offer and to pay related fees and expenses will be approximately $4.9 million. Purchaser expects to obtain these funds from existing available cash on hand of Purchaser.


13.     CERTAIN CONDITIONS OF THE OFFER.

        Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, or may delay the acceptance for payment of or payment for, any tendered Shares, or may, in its sole discretion, terminate or amend the Offer as to any Shares not then paid for if, (i) prior to the expiration of the Offer, (x) a number of Shares which constitutes more than 30% of the voting power (determined on a fully-diluted basis) of all the securities of the Company entitled to vote generally in the election of directors shall not have been validly tendered and not withdrawn prior to the expiration of the Offer (the "Minimum Condition") or (y) any consent, registration, approval, permit or authorization of any Governmental Entity applicable to the Offer shall not have been obtained on terms satisfactory to Purchaser in its reasonable judgment, or (ii) on or after April 8, 1999, and at or before the time of payment for any of such Shares (whether or not any Shares have theretofore been accepted for payment), any of the following events shall occur:

        (a) there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities on the Nasdaq SmallCap Market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) a commencement or escalation of a war, armed hostilities or other international or national calamity directly involving the United States, other than the current hostilities in Serbia and Kosovo, (iv) any limitation (whether or not mandatory) by any Governmental Entity on, or any other event that might affect, the extension of credit by banks or other lending institutions, (v) a material change in United States or any other currency exchange rates or a suspension of, or limitation on, the markets therefor, (vi) or in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof, or (vii) any extraordinary or material adverse change in the market price of the Shares or in the United States securities or financial markets generally, including, without limitation, a decline of at least 20% in either the Dow Jones Average of Industrial Stocks or the Standard & Poor's 500 index from the date of the Stock Purchase Agreement.

        (b) the Company shall have breached or failed to perform in any material respect any of its obligations, covenants or agreements contained in the Stock Purchase Agreement or any representation or warranty of the Company set forth in the Stock Purchase Agreement shall have been inaccurate or incomplete in any material respect when made or thereafter shall become inaccurate or incomplete in any material respect;

        (c) there shall be threatened, instituted or pending any civil, criminal or administrative action, suit, claim, hearing, investigation or proceeding (an "Action") before any court or other Governmental Entity by any Governmental Entity or instituted or pending any Action by any other person, domestic or foreign: (i) challenging

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

the acquisition by Purchaser of Shares, seeking to restrain or prohibit the consummation of the transactions contemplated by the Offer, seeking to obtain any material damages or otherwise directly or indirectly relating to the transactions contemplated by the Offer; (ii) seeking to prohibit, or impose any material limitations on, Purchaser's ownership or operation of all or any portion of its or the Company's business or assets (including the business or assets of their respective affiliates and subsidiaries), or to compel Purchaser to dispose of or hold separate all or any portion of Purchaser's or the Company's business or assets (including the business or assets of their respective affiliates and subsidiaries) as a result of the transactions contemplated by the Offer;
(iii) seeking to make the acceptance for payment, purchase of, or payment for, some or all of the Shares illegal or render Purchaser unable to, or result in a delay in, or restrict, the ability of Purchaser to, accept for payment, purchase or pay for some or all of the Shares; (iv) seeking to impose material limitations on the ability of Purchaser effectively to acquire or hold or to exercise full rights of ownership of the Shares including, without limitation, the right to vote the Shares purchased by Purchaser on an equal basis with all other Shares on all matters properly presented to the stockholders; or (v) that, in any event, in the judgment of Purchaser, is reasonably likely to have a material adverse effect on the financial condition, properties, business or operations of the Company or Purchaser (or any of their respective affiliates or subsidiaries) or the value of the Shares to Purchaser or the benefits expected to be derived by Purchaser as a result of consummation of the transactions contemplated by the Offer;

        (d) any statute, rule, regulation, order or injunction shall be sought, proposed, promulgated, entered, enforced, or deemed or become applicable to the Offer or the Stock Purchase Agreement or any other action shall have been taken, proposed or threatened, by any court or other Governmental Entity that, in the judgment of Purchaser, could be expected to, directly or indirectly, result in any of the effects of, or have any of the consequences sought to be obtained or achieved in, any Action referred to in clauses (i) through (v) of paragraph (c) above;

        (e) A tender or exchange offer for any portion or all of the Shares shall have been commenced or publicly proposed to be made by another person (including the Company or its subsidiaries), or it shall have been publicly disclosed or Purchaser shall have learned that (i) any person (including the Company or its subsidiaries), entity, or "group" (as defined in Section 13(d) of the Exchange Act and the rules promulgated thereunder) shall have become the beneficial owner (as defined in Section 13(d) of the Exchange Act and the rules promulgated thereunder) of more than 20% of any class or series of capital stock of the Company (including the Shares) other than for bona fide arbitrage purposes or (ii) any person, entity or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender offer or exchange offer for some portion or all of the Shares or a merger, consolidation or other business combination with or involving the Company;

        (f) any change shall have occurred (or any development shall have occurred involving a prospective change) or Purchaser shall have become aware of any fact (including, but not limited to, any such change) that has had, or is reasonably likely to have, a material adverse effect on the financial condition, properties, business or results of operations of the Company and its subsidiaries taken as a whole;

        (g) the Board of Directors of the Company (or a special committee thereof) shall have amended, modified or withdrawn its approval or recommendation of the Offer or the Stock Purchase Agreement, or shall have failed to publicly reconfirm such approval or recommendation upon request by Purchaser, or shall have endorsed, approved or recommended any other Acquisition Proposal, or shall have resolved to do any of the foregoing; or

        (h) the Stock Purchase Agreement shall have been terminated by the Company or Purchaser in accordance with its terms or Purchaser shall have reached an agreement or understanding in writing with the Company providing for termination or amendment of the Offer or delay in payment for the Shares.

        The foregoing conditions are for the sole benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances (including any action or inaction by Purchaser) giving rise to such condition or may be waived by Purchaser, by express and specific action to that effect, in whole or in part at any time and from time to time in its sole discretion. Any determination by Purchaser concerning any event described in this section will be final and binding upon all parties.
The failure by Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and other circumstances will not be deemed a waiver with respect to any other facts and circumstances, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

        In addition to the conditions set forth above, under the Stock Purchase Agreement the obligation of Purchaser to consummate the purchase of the Shares pursuant to the Offer and the other transactions contemplated by the Stock Purchase Agreement are subject to the fulfillment of the following conditions:

        (a) the Company shall have entered into employment agreements with Ronald L. Bogh and Paul M. Gilson, and a non-competition agreement with Douglas C. Nelson, each substantially in the form attached to the Stock Purchase Agreement;

        (b) The Company shall have received the written opinion of the Financial Advisor that the terms of the Offer are fair, from a financial point of view, to the stockholders of the Company and such opinion shall not have been withdrawn;

        (c) Purchaser shall have received confirmation that the Company's Common Stock shall continue to be listed on the Nasdaq SmallCap Market following the Closing without any conditions which Purchaser in its reasonable judgment shall deem to be materially adverse;

        (d) Douglas C. Nelson shall have entered into an agreement with the Company, in form and substance satisfactory to Purchaser in Purchaser's sole discretion, waiving the Company's existing obligations to guarantee a price per share on shares of the Common Stock which may be sold by Douglas C. Nelson and providing for the surrender by Douglas
C. Nelson of all of his options to purchase shares of Common Stock;

        (e) The Company's Board of Directors shall consist of Ronald L. Bogh, Paul M. Gilson and, at Purchaser's option, up to four additional persons designated by Purchaser, two of whom shall be Marvin S. Wool and Gregory J. Divis;

        (f) Purchaser shall have received the legal opinion of Davis Wright Tremaine LLP, counsel to the Company, in the form attached to the Stock Purchase Agreement;

        (g) Purchaser shall have entered into agreements in substantially the form attached to the Stock Purchase Agreement with each of Ronald L. Bogh, Douglas C. Nelson and James V. Reimann providing for the tender of such amounts of their shares of Common Stock pursuant to the Offer, as Purchaser and such stockholders shall agree in order to facilitate the transactions contemplated hereby;

        (h) No United States or state court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the transactions contemplated by this Stock Purchase Agreement or imposes material restrictions on Purchaser in connection with consummation of the purchase of the Shares pursuant to the Offer or with respect to Purchaser's or the Company's business operations, either prior to or subsequent to the purchase of the Shares pursuant to the Offer;

        (i) Purchaser shall have entered into an agreement with each of Edward DeRaeve and Jerry K. Brown, directors of the Company, providing that he shall not exercise on or prior to the Closing any stock option issued to him pursuant to the Stock Plan; and

        (j)  The Company shall have taken all actions required by Section
7.1.3 of the Stock Plan to prevent the acceleration of the vesting of stock options issued pursuant to the Stock Plan by reason of the transactions contemplated by the Stock Purchase Agreement.

        A public announcement will be made of a material change in, or waiver of, such conditions, and the Offer may, in certain circumstances, be extended in connection with any such change or waiver.

14.     DIVIDENDS AND DISTRIBUTIONS.

        If, on or after April 8, 1999, the Company should split, combine or otherwise change the Shares or its capitalization or shall disclose that it has taken any such action, then Purchaser, in its discretion, may make such adjustments to the consideration and other terms of the Offer as it deems appropriate to reflect such split, combination or other change.

        If, on or after April 8, 1999, the Company should declare or pay any cash or stock dividend or other distribution on or issue any rights with respect to the shares of Common Stock, payable or distributable to stockholders of record on a date occurring on or after April 8, 1999 and prior to the transfer to the name of Purchaser or its nominees or transferees on the Company's stock transfer records of the shares of Common Stock purchased pursuant to the Offer, then, without prejudice to Purchaser's rights under Section 13, (i) the price payable by Purchaser pursuant to the Offer will be reduced by the amount of any such cash dividend or distribution and (ii) the whole of any non-cash dividend or distribution (including additional Shares of Common Stock or rights as aforesaid) received by a tendering stockholder shall be required to be promptly remitted and transferred by the tendering stockholder to the Depositary for the account of Purchaser, accompanied by appropriate documentation of transfer. Pending such remittance or appropriate assurance thereof, Purchaser will be, subject to applicable law, entitled to all rights and privileges as the owner of any such non-cash dividend, distribution or right and may withhold the entire purchase price or deduct from the purchase price the amount or value thereof, as determined by Purchaser in its sole discretion.

15.     CERTAIN LEGAL MATTERS.

        General. Except as otherwise disclosed herein, based upon an examination of publicly available filings with respect to the Company, Purchaser is not aware of any licenses or other regulatory permits which appear to be material to the business of the Company and which might be adversely affected by the acquisition of Shares by Purchaser pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Shares by Purchaser pursuant to the Offer. Should any such approval or other action be required, it is currently contemplated that such approval or action would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions or that adverse consequences might not result to the Company's or Purchaser's business or that certain parts of the Company's or Purchaser's business might not have to be disposed of in the event that such approvals were not obtained or such other actions were not taken, any of which could cause Purchaser to elect to terminate the Offer without the purchase of the Shares thereunder. Purchaser's obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions. See Section 13.

        State Takeover Laws. A number of states have adopted laws and regulations applicable to offers to acquire securities of corporations which are incorporated in such states and/or which have substantial assets, stockholders, principal executive offices or principal places of business therein. In Edgar v. MITE Corporation, the Supreme Court of the United States held that the Illinois Business Takeover Statute, which made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and was therefore unconstitutional. In CTS Corporation v. Dynamics Corporation of America, the Supreme Court held that as a matter of corporate law, and in particular, those laws concerning corporate control, a state may constitutionally disqualify an acquirer of "Control Shares" (ones representing ownership in excess of certain voting power thresholds (e.g. 20%, 33% or 50%) of a corporation incorporated in its state and meeting certain other jurisdictional requirements from exercising voting power with respect to those shares without the approval of a majority of all disinterested stockholders.

        As a result of the approval of the Offer by the Company's Board of Directors, Purchaser does not believe that any state takeover laws apply to the Offer and it has not complied with any state takeover laws. See
Section 11. Should any government official or third party seek to apply any state takeover law to the Offer, Purchaser will take such action as then appears desirable.

        If it is asserted that one or more state takeover laws applies to the Offer, and it is not determined by an appropriate court that such act or acts do not apply or are invalid as applied to the Offer, Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in consummating the Offer. In such case, Purchaser may not be obligated to accept for payment any Shares tendered. See Section 13.

        Federal Reserve Board Regulations. Regulations G, T, U and X (the "Margin Regulations") promulgated by the Federal Reserve Board place restrictions on the amount of credit that may be extended for the purpose of purchasing margin stock (including the Shares) if such credit is secured directly or indirectly by margin stock. Purchaser will attempt to ensure that the financing of the acquisition of the Shares will be in compliance with the Margin Regulations.

16.     FEES AND EXPENSES.

        Purchaser has also retained D.F. King & Co., Inc. to act as the Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interview, and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners of Shares. The Information Agent will receive reasonable and customary compensation for such services, plus reimbursement of out-of-pocket expenses and Purchaser will indemnify the Information Agent against certain liabilities and expenses in connection with the Offer, including liabilities under the federal securities laws.

        Purchaser will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws. Brokers, dealers, commercial banks and trust companies will be reimbursed by Purchaser for customary mailing and handling expenses incurred by such persons in forwarding material to their customers.

17.     MISCELLANEOUS.

        The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Purchaser may, in its sole discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

        Purchaser is not aware of any jurisdiction in which the making of the Offer or the acceptance of Shares in connection therewith would not be in compliance with the laws of such jurisdiction.

        Purchaser has filed with the SEC a Statement on Schedule 14D-1 pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer and may file amendments thereto. Such Statement and any amendments thereto, including exhibits, may be examined and copies may be obtained from the principal office of the SEC in the manner set forth in Section 8.

        No person has been authorized to give any information nor make any representation on behalf of Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

                                                    DASH MULTI-CORP, INC.

April 14,1999

        Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of the Company or his broker-dealer, commercial bank, trust company or other nominee to the Depositary as follows:

                  The Depositary for the Offer is:

              American Securities Transfer & Trust, Inc.

                    By Hand/Overnight Delivery:
             American Securities Transfer & Trust, Inc.
                           c/o J. Harmann
                          938 Quail Street
                             Suite 101
                        Lakewood, CO  80215

                  By Registered or Certified Mail:
             American Securities Transfer & Trust, Inc.
                           c/o J. Harmann
                           P.O. Box 1596
                         Denver, CO  80201

                   Facsimile Transmission Number:
                  (For Eligible Institutions Only)
                           (303) 234-5340

             Confirm Receipt of Facsimile by Telephone:
                           (303) 234-5309

        Any questions or requests for assistance or additional copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at its telephone number and location listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

              The Information Agent for the Offer is:

                       D.F. King & Co., Inc.
                          77 Water Street
                      New York, New York 10005
           Banks and Brokers Call Collect: (212) 269-5550
                   Call Toll Free: (800) 549-6697

                                                                SCHEDULE A

                INFORMATION CONCERNING THE DIRECTORS
                 AND EXECUTIVE OFFICERS OF PURCHASER

        The following tables set forth the name, business address, present principal occupation and material positions held within the past five years of each director and executive officer of Purchaser. Each person listed below is a citizen of the United States and has his or her principal business address at 2500 Adie Road, Maryland Heights, Missouri 63043.

                                         PRESENT PRINCIPAL OCCUPATION OR
                                         EMPLOYMENT, MATERIAL POSITIONS
  NAME AND BUSINESS ADDRESS              HELD DURING THE PAST FIVE YEARS
  -------------------------              -------------------------------
Marvin S. Wool                Director, Chief Executive Officer and Chairman of the Board
                              since 1973.

Gregory J. Divis              Director since 1988. Senior Vice President--Subsidiaries of
                              Purchaser since 1995. Vice President--Subsidiaries of
                              Purchaser from 1990 to 1995.

Roger D. Davis                Director since 1980. Vice President--Engineering of
                              Purchaser since 1995. Vice President--Engineering of
                              Purchaser's MarChem Corp. subsidiary from 1973 to 1995.

John Lockard                  Director since 1994. Vice President--Technical Development of Purchaser's MarChem Corp. subsidiary since 1988.

Michael Deering               Director Human Resources of Purchaser since 1996. Human
                              Resource and Benefits Manager of Western Surety Company
                              from 1993 to 1995.

Sandon Wool                   Director since 1980. Vice President and Secretary of
                              Purchaser since 1994. President of Purchaser's MarChem
                              Corp. subsidiary since 1997. Vice President of Purchaser's
                              MarChem Corp. subsidiary from 1994 to 1997.

Paul C. Simons                Vice President-Finance of Purchaser since 1990.

                       LETTER OF TRANSMITTAL
                  TO TENDER SHARES OF COMMON STOCK
                                 OF
                     R-B RUBBER PRODUCTS, INC.
                                 AT
                        $3.00 NET PER SHARE
                                 BY
                        DASH MULTI-CORP, INC.

----------------------------------------------------------------------
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
ST. LOUIS, MISSOURI TIME, ON WEDNESDAY, MAY 12, 1999, UNLESS THE OFFER IS EXTENDED.
----------------------------------------------------------------------

                  The Depositary for the Offer is:

             AMERICAN SECURITIES TRANSFER & TRUST, INC.

    Facsimile Transmission Number:        By Hand/Overnight Delivery:      By Registered or Certified Mail:
   (For Eligible Institutions Only)     American Securities Transfer &      American Securities Transfer &
            (303) 234-5340                        Trust, Inc.                        Trust, Inc.
                                                c/o J. Harmann                     c/o J. Harmann
          Confirm Receipt of                     938 Quail St.                      P.O. Box 1596
         Facsimile by Telephone:                   Suite 101                       Denver, Colorado
            (303) 234-5309                    Lakewood, Colorado                        80201
                                                    80215


                     ________________________

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET
         FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ
      CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED.

--------------------------------------------------------------------------------------------------------------------------
                                           DESCRIPTION OF SHARES TENDERED
--------------------------------------------------------------------------------------------------------------------------
NAME(S) AND ADDRESS(ES) OF REGISTERED OWNER(S)
 PLEASE FILL IN, IF BLANK, EXACTLY AS NAME(S)                                          SHARES TENDERED
        APPEAR(S) ON CERTIFICATE(S)                                      (ATTACH ADDITIONAL LIST IF NECESSARY)
--------------------------------------------------------------------------------------------------------------------------
                                                                                        TOTAL NUMBER
                                                                                         OF SHARES             NUMBER
                                                                  CERTIFICATE         REPRESENTED BY         OF SHARES
                                                                  NUMBER(S)<F1>      CERTIFICATE(S)<F1>     TENDERED<F2>
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
                                                                  TOTAL SHARES
--------------------------------------------------------------------------------------------------------------------------

<F1> Need not be completed by Book-Entry Stockholders.
<F2> Unless otherwise indicated, it will be assumed that all shares described above are being tendered. See Instruction 4.

     This Letter of Transmittal is to be used either if certificates for Shares (as defined below) are to be forwarded herewith or, unless an Agent's Message (as defined in Section 3 of the Offer to Purchase (as defined below)) is utilized, if delivery of Shares is to be made by book-entry transfer to an account maintained by the Depositary (as defined in the Introduction of the Offer to Purchase) at the Book-Entry Transfer Facility (as defined in Section 2 of the Offer to Purchase) pursuant to the procedures set forth in Section 3 of the Offer to Purchase. Stockholders who deliver Shares by book-entry transfer are referred to herein as "Book-Entry Stockholders" and other stockholders are referred to herein as "Certificate Stockholders." Stockholders whose certificates for Shares not immediately available or who cannot comply with the procedure for book-entry transfer on a timely basis, or who cannot deliver all required documents to the Depositary prior to the Expiration Date (as defined in Section 1 of the Offer to Purchase), may tender their Shares in accordance with the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase. See Instruction 2. DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH SUCH BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

/ / CHECK HERE IF TENDERED SHARES ARE BEING DELIVERED BY BOOK-ENTRY TRANSFER MADE TO AN ACCOUNT MAINTAINED BY THE DEPOSITARY WITH THE BOOK-ENTRY TRANSFER FACILITY AND COMPLETE THE FOLLOWING (ONLY FINANCIAL INSTITUTIONS THAT ARE PARTICIPANTS IN THE SYSTEM OF THE BOOK-ENTRY TRANSFER FACILITY MAY DELIVER SHARES BY BOOK-ENTRY TRANSFER):

          Name of Tendering Institution
                                       ----------------------------------

          Account Number
                        -------------------------------------------------

          Transaction Code Number
                                 ----------------------------------------

/ / CHECK HERE IF TENDERED SHARES ARE BEING DELIVERED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE FOLLOWING:

          Name(s) of Registered Owner(s)
                                        ---------------------------------

          Date of Execution of Notice of Guaranteed Delivery
                                                            -------------

          Name of Institution which Guaranteed Delivery
                                                       ------------------



          If delivered by book-entry transfer, complete the following:

          DTC Account Number
                            ---------------------------------------------

          Transaction Code Number
                                 ----------------------------------------

              NOTE: SIGNATURES MUST BE PROVIDED BELOW
        PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

Ladies and Gentlemen:

     The undersigned hereby tenders to Dash Multi-Corp, Inc., a Missouri corporation (the "Purchaser"), the above-described shares, no par value per share (the "Common Stock" or the "Shares"), of R-B Rubber Products, Inc., an Oregon corporation (the "Company"), pursuant to the Offer to Purchase, dated April 14, 1999 (the "Offer to Purchase"), up to 1,567,417 of the outstanding Shares (representing approximately 70% of the issued and outstanding shares of as April 8, 1999) at a purchase price of $3.00 per Share, net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Offer to Purchase, receipt of which is hereby acknowledged, and in this Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer").

     On the terms and subject to the conditions of the Offer (including the Offer Conditions and together with, if the Offer is extended or amended, the terms and conditions of such extension or amendment), subject to, and effective upon, acceptance for payment of, and payment for, the Shares tendered herewith in accordance with the terms of the Offer, the undersigned hereby sells, assigns and transfers to, or upon the order of, the Purchaser, all right, title and interest in and to all of the Shares being tendered hereby and any and all cash dividends, distributions, rights, other Shares or other securities issued or issuable in respect of such Shares on or after April 14, 1999 (collectively, "Distributions"), and appoints American Securities Transfer & Trust, Inc. (the "Depositary") the true and lawful agent and attorney-in-fact of the undersigned with respect to such Shares (and any Distributions) with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to the fullest extent of such stockholder's rights with respect to such Shares (and any Distributions) (a) to deliver such Share Certificates (as defined herein) (and any Distributions) or transfer ownership of such Shares (and any Distributions) on the account books maintained by the Book-Entry Transfer Facility, together in either such case with all accompanying evidences of transfer and authenticity, to or upon the order of the Purchaser, (b) to present such Shares (and any Distributions) for transfer on the books of the Company and (c) to receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares (and any Distributions), all in accordance with the terms and the conditions of the Offer.

     The undersigned hereby irrevocably appoints the designees of the Purchaser, and each of them, the attorneys-in-fact and proxies of the undersigned, each with full power of substitution, to the full extent of such stockholder's rights with respect to the Shares tendered hereby which have been accepted for payment and with respect to any Distributions. The designees of the Purchaser will, with respect to the Shares (and any associated Distributions) for which the appointment is effective, be empowered to exercise all voting and any other rights of such stockholder, as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of the Company's stockholders, by written consent in lieu of any such meeting or otherwise. This proxy and power of attorney shall be irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, the Purchaser deposits the payment for such Shares with the Depositary. Upon the effectiveness of such appointment, without further action, all prior powers of attorney, proxies and consents given by the undersigned with respect to such Shares (and any associated Distributions) will be revoked, and no subsequent powers of attorney, proxies, consents or revocations may be given (and, if given, will not be deemed effective). The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser's acceptance for payment of such Shares, the Purchaser must be able to exercise full voting rights with respect to such Shares (and any associated Distributions), including voting at any meeting of stockholders.

     The undersigned hereby represents and warrants that the undersigned has full power and authority to tender, sell, assign and transfer the Shares (and any Distributions) tendered hereby and, when the same are accepted for payment by the Purchaser, the Purchaser will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances, and the same will not be subject to any adverse claim. The undersigned will, upon request, execute and deliver any additional documents deemed by the Depositary or the Purchaser to be necessary or desirable to complete the sale, assignment and transfer of the Shares (and any Distributions) tendered hereby. In addition, the undersigned shall promptly remit and transfer to the Depositary for the account of the Purchaser any and all distributions in respect of the Shares tendered hereby, accompanied by appropriate documentation of transfer; and, pending such remittance or appropriate assurance thereof, the Purchaser shall be entitled to all rights and privileges as owner of any such Distributions and may withhold the entire purchase price or deduct from the purchase price the amount or value thereof, as determined by the Purchaser in its sole discretion.

     All authority conferred or agreed to be conferred pursuant to this Letter of Transmittal shall not be affected by, and shall survive, the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer to Purchase, this tender is irrevocable.

     The undersigned understands that the valid tender of Shares pursuant to one of the procedures described in Section 3 of the Offer to Purchase will constitute a binding agreement between the undersigned and the Purchaser upon the terms and subject to the conditions of the Offer.

     The undersigned understands that if more than 1,567,417 Shares are validly tendered prior to the expiration of the Offer and not validly withdrawn in accordance with Section 3 of the Offer to Purchase, Shares so tendered and not validly withdrawn shall be accepted for payment on a pro rata basis according to the number of Shares validly tendered and not withdrawn by the Expiration Date (with appropriate adjustments to avoid the purchase of fractional shares).

     Unless otherwise indicated herein under "Special Payment Instructions," please issue the check for the purchase price and/or return any certificates for Shares not tendered or accepted for payment in the name(s) of the registered owner(s) appearing under "Description of Shares Tendered." Similarly, unless otherwise indicated under "Special Delivery Instructions," please mail the check for the purchase price and/or return any certificates for Shares not tendered or accepted for payment (and accompanying documents, as appropriate) to the address(es) of the registered owner(s) appearing under "Description of Shares Tendered." In the event that both the Special Delivery Instructions and the Special Payment Instructions are completed, please issue the check for the purchase price and/or issue any certificates for Shares not tendered or accepted for payment (and any accompanying documents, as appropriate) in the name of, and deliver such check and/or return such certificates (and any accompanying documents, as appropriate) to, the person or persons so indicated. The undersigned recognizes that the Purchaser has no obligation pursuant to the Special Payment Instructions to transfer any Shares from the name of the registered owner thereof if the Purchaser does not accept for payment any of the Shares so tendered.

--------------------------------------------------------------------------
                      SPECIAL PAYMENT INSTRUCTIONS
                    (SEE INSTRUCTIONS 1, 5, 6 AND 7)

       To be completed ONLY if certificate(s) for Shares not tendered or not accepted for payment and/or the check for the purchase price of Shares accepted for payment are to be issued in the name of someone other than the undersigned.

  Issue:    / / Check      / / Certificate(s) to:

  Name:
       -----------------------------------------------------------------
                             (PLEASE PRINT)

  Address:
          --------------------------------------------------------------


------------------------------------------------------------------------
                           (INCLUDE ZIP CODE)


------------------------------------------------------------------------
             (TAX IDENTIFICATION OR SOCIAL SECURITY NUMBER)

------------------------------------------------------------------------



------------------------------------------------------------------------
                     SPECIAL DELIVERY INSTRUCTIONS
                       (SEE INSTRUCTIONS 5 AND 7)

       To be completed ONLY if certificate(s) for Shares not tendered or not accepted for payment and/or the check for the purchase price of Shares accepted for payment are to be sent to someone other than the undersigned, or to the undersigned at an address other than that shown above.

  Deliver:    / / Check      / / Certificate(s) to:

  Name:
       -----------------------------------------------------------------
                             (PLEASE PRINT)

  Address:
          --------------------------------------------------------------


------------------------------------------------------------------------
                           (INCLUDE ZIP CODE)

------------------------------------------------------------------------

-------------------------------------------------------------------------
                               IMPORTANT
                               SIGN HERE
               (ALSO COMPLETE SUBSTITUTE FORM W-9 BELOW)

  .....................................................................

  .....................................................................
                        (SIGNATURE(S) OF HOLDER(S))

  Dated:               , 1999
        ...............

  (Must be signed by registered owner(s) exactly as name(s) appear(s) on stock certificate(s) or on a security position listing or by person(s) authorized to become registered owner(s) by certificates and documents transmitted herewith. If signature is by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, please set forth full title and see Instruction 5.)

  Name(s)
         ..............................................................

         ..............................................................
                                (PLEASE PRINT)

  Capacity (full title)
                       ................................................

  Address
         ..............................................................

         ..............................................................
                           (INCLUDE ZIP CODE)

  Area Code and Telephone Number
                                .......................................

  Tax Identification or
  Social Security No.
                     ..................................................

                       GUARANTEE OF SIGNATURE(S)
                       (SEE INSTRUCTIONS 1 AND 5)

  Authorized Signature
                      .................................................

  Name
      .................................................................
                         (PLEASE TYPE OR PRINT)
  Address
         ..............................................................

         ..............................................................
                           (INCLUDE ZIP CODE)

  Name of Firm
              .........................................................

  Dated:              , 1999
        ..............

-------------------------------------------------------------------------

                            INSTRUCTIONS

       FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

     1. GUARANTEE OF SIGNATURES. Except as otherwise provided below, all signatures on this Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) which is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (an "Eligible Institution"). Signatures on this Letter of Transmittal need not be guaranteed (a) if this Letter of Transmittal is signed by the registered owners (which term, for purposes of this document, includes any participant in the Book-Entry Transfer Facility's system whose name appears on a security position listing as the owner of the Shares) of Shares tendered herewith and such registered owner has not completed the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on this Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See Instruction 5 of this Letter of Transmittal.

     2. DELIVERY OF LETTER OF TRANSMITTAL AND CERTIFICATES OR BOOK-ENTRY CONFIRMATIONS. This Letter of Transmittal is to be used either if certificates are to be forwarded herewith or if tenders are to be made pursuant to the procedures for tender by book-entry transfer set forth in Section 3 of the Offer to Purchase. Certificates for all physically tendered Shares ("Share Certificates"), or confirmation of any book-entry transfer into the Depositary's account at one of the Book-Entry Transfer Facility of Shares tendered by book-entry transfer, as well as this Letter of Transmittal properly completed and duly executed with any required signature guarantees, and any other documents required by this Letter of Transmittal, must be received by the Depositary at one of its addresses set forth herein on or prior to the Expiration Date (as defined in the Offer to Purchase).

     Stockholders whose certificates for Shares are not immediately available or who cannot deliver all other required documents to the Depositary on or prior to the Expiration Date or who cannot comply with the procedures for book-entry transfer on a timely basis may nevertheless tender their Shares by properly completing and duly executing a Notice of Guaranteed Delivery pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase. Pursuant to such procedure: (i) such tender must be made by or through an Eligible Institution; (ii) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Purchaser must be received by the Depositary prior to the Expiration Date; and (iii) Share Certificates or confirmation of any book-entry transfer into the Depositary's account at a Depositary Institution of Shares tendered by book-entry transfer, as well as a Letter of Transmittal, properly completed and duly executed with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message), and all other documents required by this Letter of Transmittal, must be received by the Depositary within three Nasdaq trading days after the date of execution of such Notice of Guaranteed Delivery.

     If Share Certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal must accompany each such delivery.

     THE METHOD OF DELIVERY OF SHARE CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT SUCH CERTIFICATES AND DOCUMENTS BE SENT BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

     No alternative, conditional or contingent tenders will be accepted and no fractional Shares will be purchased. All tendering stockholders, by execution of this Letter of Transmittal (or facsimile thereof), waive any right to receive any notice of the acceptance of their Shares for payment.

     3. INADEQUATE SPACE. If the space provided herein is inadequate, the certificate numbers and/or the number of Shares should be listed on a separate schedule attached hereto.

     4. PARTIAL TENDERS (APPLICABLE TO CERTIFICATE STOCKHOLDERS ONLY). If fewer than all the Shares evidenced by any certificate submitted are to be tendered, fill in the number of Shares which are to be tendered in the box entitled "Number of Shares Tendered." In such cases, new certificate(s) for the remainder of the Shares that were evidenced by the old certificate(s) will be sent to the registered owner, unless otherwise provided in the appropriate box on this Letter of Transmittal, as soon as practicable after the Expiration Date. All Shares represented by certificates delivered to the Depositary will be deemed to have been tendered unless otherwise indicated.

     5.  SIGNATURES ON LETTER OF TRANSMITTAL; STOCK POWERS AND
ENDORSEMENTS. If this Letter of Transmittal is signed by the registered owners of the Shares tendered hereby, the signature must correspond with the names as written on the face of the certificates without alteration, enlargement or any other change whatsoever.

     If any of the Shares tendered hereby are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

     If any of the tendered Shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of certificates.

     If this Letter of Transmittal or any certificates or stock powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to the Purchaser of their authority so to act must be submitted.

     If this Letter of Transmittal is signed by the registered owner(s) of the Shares listed and transmitted hereby, no endorsements of certificates or separate stock powers are required unless payment is to be made to, or certificates for Shares not tendered or accepted for payment are to be issued in the name of, a person other than the registered owner(s). Signatures on such certificates or stock powers must be guaranteed by an Eligible Institution.

     If this Letter of Transmittal is signed by a person other than the registered owner of the certificate(s) listed, the certificate(s) must be endorsed or accompanied by the appropriate stock powers, in either case signed exactly as the name or names of the registered owner or holders appears on the certificate(s). Signatures on such certificates or stock powers must be guaranteed by an Eligible Institution.

     6. STOCK TRANSFER TAXES. The Purchaser will pay any stock transfer taxes with respect to the transfer and sale of Shares to it or its order pursuant to the Offer. If, however, payment of the purchase price is to be made to, or (in the circumstances permitted hereby) if certificates for Shares not tendered or accepted for payment are to be registered in the name of, any person other than the registered owner, or if tendered certificates are registered in the name of any person other than the person(s) signing this Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered owner or such person) payable on account of the transfer to such person will be deducted from the purchase price if satisfactory evidence of the payment of such taxes or exemption therefrom, is not submitted.

     EXCEPT AS PROVIDED IN THIS INSTRUCTION 6, IT WILL NOT BE NECESSARY FOR TRANSFER TAX STAMPS TO BE AFFIXED TO THE CERTIFICATES LISTED IN THIS LETTER OF TRANSMITTAL.

     7. SPECIAL PAYMENT AND DELIVERY INSTRUCTIONS. If a check is to be issued in the name of, and/or certificates for Shares not tendered or accepted for payment are to be issued or returned to, a person other than the signer of this Letter of Transmittal or if a check and/or such certificates are to be mailed to a person other than the signer of this Letter of Transmittal or to an address other than that shown above, the appropriate boxes on this Letter of Transmittal should be completed.

     8. REQUESTS FOR ASSISTANCE OR ADDITIONAL COPIES. Questions or requests for assistance may be directed to the Information Agent at its address set forth below or from your broker, dealer, commercial bank or trust company. Additional copies of the Offer to Purchase, this Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer material may be obtained from the Information Agent.

     9. SUBSTITUTE FORM W-9. Each tendering stockholder is required to provide the Depositary with a correct Taxpayer Identification Number ("TIN"), generally the stockholder's social security or federal employer identification number, on Substitute Form W-9 below. Failure to provide the information on the form may subject the tendering stockholder to 31% federal income tax backup withholding on the payment of the purchase price. The box in Part 3 of the form may be checked if the tendering stockholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the box in Part 3 is checked and the Depositary is not provided with a TIN within 60 days, the Depositary will withhold 31% of all payments of the purchase price thereafter until a TIN is provided to the Depositary.

     IMPORTANT: THIS LETTER OF TRANSMITTAL (TOGETHER WITH SHARE
CERTIFICATES OR CONFIRMATION OF BOOK-ENTRY TRANSFER AND ALL OTHER
REQUIRED DOCUMENTS) OR THE NOTICE OF GUARANTEED DELIVERY MUST BE
RECEIVED BY THE DEPOSITARY PRIOR TO THE EXPIRATION DATE.

                     IMPORTANT TAX INFORMATION

     Under the federal income tax law, a stockholder whose tendered Shares are accepted for purchase is required by law to provide the Depositary (as payer) with such stockholder's correct TIN on Substitute Form W-9 below and to certify that such TIN is correct (or that such stockholder is awaiting a TIN) or otherwise establish a basis for exemption from backup withholding. If such stockholder is an individual, the TIN is his or her social security number. If a stockholder fails to provide a TIN to the Depositary, such stockholder may be subject to a $50 penalty imposed by the Internal Revenue Service. In addition, payments that are made to such stockholder with respect to Shares purchased pursuant to the Offer may be subject to backup withholding of 31% (see below).

     Certain stockholders (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. In order for a foreign individual to qualify as an exempt recipient, that stockholder must generally submit a Form W-8, signed under penalties of perjury, attesting to that individual's exempt status. A Form W-8 can be obtained from the Depositary. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional instructions.

     If backup withholding applies, the Depositary is required to withhold 31% of any payments made to the stockholder or payee. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained from the Internal Revenue Service.

     The box in Part 3 of the Substitute Form W-9 may be checked if the tendering stockholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the box in Part 3 is checked, the stockholder or other payee must also complete the Certification of Awaiting Taxpayer Identification Number below in order to avoid backup withholding. If a stockholder's TIN is provided to the Depositary within in 60 days of the date of the Substitute Form W-9, payment will be made to such stockholder without the imposition of backup withholding. If a stockholder's TIN is not provided to the Depositary within such 60-day period, the Depositary will make such payment, subject to backup withholding.

PURPOSE OF SUBSTITUTE FORM W-9

     To prevent backup withholding on payments made to a stockholder whose tendered Shares are accepted for purchase, the stockholder is required to notify the Depositary of its correct TIN by completing Substitute Form W-9 certifying that the Tin provided on such Form is correct (or that such stockholder is awaiting a TIN, in which case the stockholder should check the box in Part 3 of the Substitute Form W-9) and that (A) such stockholder is exempt from backup withholding, (B) such stockholder has not been notified by the Internal Revenue Service that such stockholder is subject to backup withholding as a result of failure to report all interest or dividends or (C) the Internal Revenue Service has notified the stockholder that the stockholder is no longer subject to backup withholding. The stockholder must sign and date the Substitute Form W-9 where indicated, certifying that the information on such Form is correct.

     Alternatively, a stockholder that qualifies as an exempt recipient (other than a stockholder required to complete Form W-8 as described above) should write "Exempt" in Part I of the Substitute Form W-9, enter its correct TIN and sign and date such form where indicated.

WHAT NUMBER TO GIVE THE DEPOSITARY

     The stockholder is required to give the Depositary the social security number or employer identification number of the record owner of the Shares or of the last transferee appearing on the transfers attached to, or endorsed on, the Shares. If the Shares are in more than one name or are not in the name of the actual owner, consult the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional guidance on which number to report.

           TO BE COMPLETED BY ALL TENDERING STOCKHOLDERS
                        (SEE INSTRUCTION 9)

         PAYER: AMERICAN SECURITIES TRANSFER & TRUST, INC.


--------------------------------------------------------------------------
SUBSTITUTE
FORM W-9


PART 1--PLEASE PROVIDE YOUR TIN IN
THE BOX AT RIGHT AND CERTIFY BY
SIGNING AND DATING BELOW.

    Social security number
              OR
Employer identification number

 ----------------------------
--------------------------------------------------------------------------
DEPARTMENT OF THE TREASURY
INTERNAL REVENUE SERVICE

PART 2--CERTIFICATION--UNDER PENALTIES OF PERJURY, I CERTIFY THAT:
(1)  The number shown on this form is my correct Taxpayer
     Identification Number (or I am waiting for a number to be issued to me); and
(2)  I am not subject to backup withholding because (i) I am exempt from backup withholding, (ii) I have not been notified by the Internal Revenue Service (the "IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (iii) the IRS has notified me that I am no longer subject to backup withholding.
--------------------------------------------------------------------------
PAYER'S REQUEST FOR TAXPAYER IDENTIFICATION NUMBER (TIN)

Certification Instructions-You must cross out item (2) in Part 2 above if you have been notified by the IRS that you are subject to backup withholding because of under-reporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS stating that you are no longer subject to backup withholding, do not cross out item (2).


SIGNATURE                          DATE
         -------------------------     -----------------

NAME (Please Print):
                    ------------------------------------


    PART 3--
AWAITING TIN  / /
--------------------------------------------------------------------------

NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 31% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR
       ADDITIONAL INFORMATION.


          YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU
           CHECKED THE BOX IN PART 3 OF SUBSTITUTE FORM W-9.

--------------------------------------------------------------------------
          CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

       I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (i) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (ii) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number within 60 days, 31% of all reportable payments made to me thereafter will be withheld until I provide a taxpayer identification number to the Depositary.

  -----------------------------   -------------------------------------
  Signature                       Date

  -----------------------------
  Name (Please Print)
--------------------------------------------------------------------------

              The Information Agent for the Offer is:

                       D.F. KING & CO., INC.
                          77 WATER STREET
                        NEW YORK, NY  10005

          Bankers and Brokers Call Collect (212) 269-5550
             All others Call Toll Free (800) 549-6697


April 14, 1999

                     OFFER TO PURCHASE FOR CASH

               UP TO 1,567,417 SHARES OF COMMON STOCK
                                 OF
                     R-B RUBBER PRODUCTS, INC.
                                 AT
                        $3.00 NET PER SHARE
                                 BY
                       DASH MULTI-CORP, INC.

----------------------------------------------------------------------
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
ST. LOUIS, MISSOURI TIME, ON WEDNESDAY, MAY 12, 1999, UNLESS THE OFFER IS EXTENDED.
----------------------------------------------------------------------

                                                        April 14, 1999

To Brokers, Dealers, Commercial Banks,
   Trust Companies and Other Nominees:

     Dash Multi-Corp, Inc., a Missouri corporation (the "Purchaser"), has commenced an offer to purchase up to 1,567,417 of the outstanding shares of Common Stock, no par value per share (the "Common Stock" or the "Shares"), of R-B Rubber Products, Inc., an Oregon corporation (the "Company"), at $3.00 per Share, net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Offer to Purchase, dated April 14, 1999, and the related Letter of Transmittal (which, together with any amendments or supplements thereto collectively constitute the "Offer"). Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

     Enclosed herewith are the following documents:

     1.   Offer to Purchase, dated April 14, 1999;

     2. Letter of Transmittal to be used by stockholders of the Company in accepting the Offer;

     3.   The Company's Solicitation/Recommendation Statement on
          Schedule 14D-9;

     4. A printed form of letter that may be sent to your clients for whose account you hold Shares in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with respect to the Offer;

     5.   Notice of Guaranteed Delivery;

     6.   Guidelines for Certification of Taxpayer Identification
          Number on Substitute Form W-9; and

     7. Return envelope addressed to American Securities Transfer & Trust, Inc., the Depositary.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING AT LEAST 1,567,417 SHARES OF COMMON STOCK VALIDLY TENDERED AND NOT
WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER. THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS DESCRIBED IN SECTION 13 OF THE OFFER TO PURCHASE.

     WE URGE YOU TO CONTACT YOUR CLIENTS PROMPTLY. PLEASE NOTE THAT THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
ST. LOUIS, MISSOURI TIME, ON WEDNESDAY, MAY 12, 1999, UNLESS THE OFFER IS EXTENDED.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY DETERMINED THAT THE OFFER IS FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS AND HAS UNANIMOUSLY APPROVED THE OFFER AND THE STOCK PURCHASE AGREEMENT AND THE OTHER TRANSACTIONS CONTEMPLATED THEREBY AND UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     The Offer is being made pursuant to a Stock Purchase Agreement
(the "Stock Purchase Agreement"), dated as of April 8, 1999, between the Company and the Purchaser. Pursuant to the Stock Purchase Agreement, in certain circumstances if fewer than 1,567,417 Shares are tendered pursuant to the Offer the Purchaser, at its sole option, shall have the option to purchase from the Company, at a purchase price equal to the greater of $3.00 per Share or the most recent price offered by Purchaser in the Offer, up to an amount of Shares which, when combined with Shares tendered pursuant to the Offer, would be equal to 70% of the outstanding Shares, after taking into account such newly issued Shares.

     Upon terms and subject to the conditions of the Offer, if more than 1,567,417 Shares are validly tendered and not properly withdrawn prior to the Expiration Date, Purchaser will accept for payment and pay for only 1,567,417 Shares on a pro rata basis (with appropriate adjustments to avoid the purchase of fractional Shares) based on the number of Shares properly tendered by each stockholder prior to the Expiration Date and not withdrawn. In the event that proration of tendered Shares is required, because of the difficulty of determining the precise number of Shares properly tendered and not withdrawn (due in part to the guaranteed delivery procedures described in Section 3 of the Offer to Purchase), Purchaser does not expect that it will be able to announce the final results of such proration or pay for any Shares until at least seven Nasdaq trading days after the Expiration Date. Stockholders may obtain such preliminary information from the Information Agent and may be able to obtain such information from their broker. Purchaser will not pay for any Shares accepted for payment pursuant to the Offer until the final proration factor is known.

     In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of
(i) certificates for such Shares or timely confirmation of the book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in Section 3 of the Offer to Purchase,
(ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase)) and (iii) any other documents required by such Letter of Transmittal. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE FOR SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT PURSUANT TO THE OFFER.

     Purchaser will not pay any fees or commissions to any broker or dealer or other person in connection with the solicitation of tenders of Shares pursuant to the Offer. You will be reimbursed upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed offering materials to your clients.

     Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth on the back cover of the enclosed Offer to Purchase. Requests for additional copies of the enclosed materials may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies.

Very truly yours,

DASH MULTI-CORP, INC.

Marvin S. Wool
Chief Executive Officer and Chairman


     NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY OTHER PERSON THE AGENT OF PURCHASER, THE DEPOSITARY OR THE INFORMATION AGENT, OR ANY AFFILIATE OF ANY OF THEM, OR AUTHORIZE YOU OR ANY OTHER PERSON TO GIVE ANY INFORMATION OR USE ANY DOCUMENT OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.

                     OFFER TO PURCHASE FOR CASH
               UP TO 1,567,417 SHARES OF COMMON STOCK
                                 OF
                     R-B RUBBER PRODUCTS, INC.
                                 AT
                        $3.00 NET PER SHARE
                                 BY
                       DASH MULTI-CORP, INC.

-----------------------------------------------------------------------
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
ST. LOUIS, MISSOURI TIME, ON WEDNESDAY, MAY 12, 1999, UNLESS THE OFFER IS EXTENDED.
-----------------------------------------------------------------------


                                                         April 14, 1999

To Our clients:

     Enclosed for your consideration is an Offer to Purchase, dated April 14, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") relating to the offer by Dash Multi-Corp, Inc., a Missouri corporation (the "Purchaser"), to purchase for cash, up to 1,567,417 of the outstanding shares of Common Stock, no par value per share (the "Common Stock" or the "Shares"), of R-B Rubber Products, Inc., an Oregon corporation (the "Company"), on the terms and subject to the conditions set forth in the Offer (together with, if the Offer is extended or amended, the terms of such extension or amendment). Also enclosed is a copy of the Company's Solicitation/Recommendation Statement on Schedule 14D-9.

     WE ARE THE HOLDER OF RECORD OF SHARES HELD BY US FOR YOUR ACCOUNT. A TENDER OF SUCH SHARES CAN BE MADE ONLY BY US AS THE HOLDER OF RECORD AND PURSUANT TO YOUR INSTRUCTIONS. THE LETTER OF TRANSMITTAL IS
FURNISHED TO YOU FOR YOUR INFORMATION ONLY AND CANNOT BE USED TO TENDER SHARES HELD BY US FOR YOUR ACCOUNT.

     We request instructions as to whether you wish to tender any of or all the Shares held by us for your account, pursuant to the terms and conditions set forth in the Offer.

     Your attention is directed to the following:

          1. The Offer price is $3.00 per Share, net to the Seller in cash, without interest thereon, upon the terms and subject to the conditions of the Offer.

          2. The Offer is being made for up to 1,567,417 of the outstanding Shares. Upon the terms and subject to the conditions of the Offer, if more than 1,567,417 Shares are validly tendered prior to the expiration of the Offer and not properly withdrawn in accordance with Section 3 of the Offer to Purchase, Purchaser will accept for payment and pay for only 1,567,417 Shares on a pro rata basis (with appropriate adjustments to avoid the purchase of fractional Shares) based upon the number of Shares properly tendered by each stockholder prior to the Expiration Date and not withdrawn.

          3. The Offer is being made pursuant to a Stock Purchase Agreement (the "Stock Purchase Agreement"), dated as of April 8, 1999, between the Company and the Purchaser. Pursuant to the Stock Purchase Agreement, in certain circumstances if less than 1,567,417 Shares are tendered pursuant to the Offer the Purchaser, at its sole option, shall have the option to purchase from the Company, at a purchase price equal to the greater of $3.00 per

     Share or the most recent price offered by Purchaser in the Offer, up to an amount of Shares which, when combined with Shares tendered pursuant to the Offer, would be equal to 70% of the outstanding Shares, after taking into account such newly issued Shares.

          4. THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY DETERMINED THAT THE OFFER IS FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS AND HAS UNANIMOUSLY APPROVED THE OFFER AND THE STOCK PURCHASE AGREEMENT AND THE OTHER TRANSACTIONS CONTEMPLATED THEREBY AND UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

          5. The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer at least 1,567,417 Shares. The Offer is also subject to certain other conditions described in Section 13 of the Offer to Purchase.

          6.   THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00
     MIDNIGHT, ST. LOUIS, MISSOURI TIME, ON MAY 12, 1999, UNLESS THE OFFER IS EXTENDED BY THE PURCHASER (THE "EXPIRATION DATE").

          7. Any stock transfer taxes applicable to a sale of Shares to the Purchaser will be borne by the Purchaser, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

     Your instructions to us should be forwarded promptly to permit us to submit a tender on your behalf prior to the Expiration Date.

     If you wish to have us tender any or all of the Shares held by us for your account, please so instruct us by completing, executing and returning to us the instruction form included with this letter. Your instructions should be forwarded to us in ample time to permit us to submit a tender on your behalf prior to the Expiration Date.

     Payment for Shares accepted for payment pursuant to the Offer will be in all cases made only after timely receipt by American Securities Transfer & Trust, Inc. (the "Depositary"), of (a) certificates for (or a timely Book-Entry Confirmation (as defined in the Offer to Purchase) with respect to) such Shares, (b) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer effected pursuant to the procedure set forth in Section 3 of the Offer to Purchase, an Agent's Message, and
(c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmation with respect to Shares are actually received by the Depositary. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE FOR SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING PAYMENT PURSUANT TO THE OFFER.

     The Offer is not being made to, nor will tenders be accepted from, or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. An envelope in which to return your instructions to us is enclosed. If you authorize tender of your Shares, all such Shares will be tendered unless otherwise indicated in such instruction form. Please forward your instructions to us as soon as possible to allow us ample time to tender Shares on your behalf prior to the expiration of the Offer.

                  INSTRUCTIONS WITH RESPECT TO THE

                     OFFER TO PURCHASE FOR CASH

               UP TO 1,567,417 SHARES OF COMMON STOCK

                                 OF

                     R-B RUBBER PRODUCTS, INC.


     The undersigned acknowledge(s) receipt of your letter, the Offer to Purchase, dated April 14, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal relating to shares of Common Stock, no par value per share (the "Common Stock" or the "Shares"), of R-B Rubber Products, Inc., an Oregon corporation.

     This will instruct you to tender the number of Shares indicated below held by you for the account of the undersigned, on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal.

Number of Shares to be Tendered:<F*>

                                     Shares
-------------------------------------
Daytime Area Code
and Telephone No.
-------------------------------------------


Taxpayer Identification
No. or Social Security No.
-------------------------------------------


Dated:                               , 1999
      -------------------------------




                SIGN HERE

-------------------------------------------

-------------------------------------------
               Signature(s)

-------------------------------------------

-------------------------------------------
  (Please print name(s) and address(es))

[FN]
------------
<F*> Unless otherwise indicated, it will be assumed that all your Shares are to be tendered.

Company Press Release
---------------------


            RB RUBBER ENTERS INTO AGREEMENT FOR
                        TENDER OFFER

     McMinnville, Ore.--April 9, 1999--RB Rubber Products, Inc.
(Nasdaq:RBBR) an integrated tire recycler and producer of rubber mats and other molded products, today announced that it has entered into an agreement that provides for a tender offer to be made by Dash Multi-Corp, Inc., a private company based in St. Louis, Missouri.

Through its tender offer, Dash intends to purchase RB Rubber stock for $3.00 cash per share. The offer is contingent upon several factors, including Dash being able to purchase a minimum of 1,567,417 shares (approximately 70% of RB Rubber's outstanding shares). Dash has entered into agreements with RB Rubber's three largest shareholders who have agreed to tender a total of 935,540 shares to Dash pursuant to its offer.

"This alliance creates new business synergies as Dash is our primary supplier of bonding materials used in our mat-making process and has significant technical expertise that should improve our processes," said Ron Bogh, RB Rubber President, Chairman and CEO. "Dash also has greater financial resources, which will be important as we continue to grow and expand our company."

Marvin S. Wool, Dash's principal shareholder and Chief Executive
Officer, added, "RB Rubber has tremendous potential for future growth. We look forward to supporting their continued growth on an accelerated basis with our financial and business resources."

Other conditions of the offer require RB Rubber to maintain its public company standing and its listing on the Nasdaq Small-Cap Market.

The offer commences April 14, 1999 and expires on May 12, 1999.
Materials, including a letter of transmittal, will be mailed to all shareholders of RB Rubber explaining the tender offer in greater detail.

For 1998 RB Rubber reported revenues of $8.6 million, a 15% increase over 1997. Due to a one-time charge to earnings related to the Iowa Mat acquisition, the net loss for 1998 was $85,000, or $.04 per diluted share. Without the charge of $396,000, net income would have been $311,000 or $.14 per diluted share.

RB Rubber Products, Inc. is an integrated recycler and manufacturer that transforms scrap tires and rubber into high quality, durable rubber mats and other protective surfaces. Applications of the company's products include surfacing for agribusiness, sports and fitness facilities and other commercial and industrial uses. The company was founded in 1985 and went public in 1995.

Dash Multi-Corp, Inc. manufactures and markets plastic, vinyls and urethanes, carpet padding and backing, non-slip textiles and coated fabrics.

This news release contains forward-looking statements that involve a number of risks and uncertainties. Some of the factors that could cause actual results to differ materially include: ability to negotiate and execute business agreements, and unanticipated difficulties in integrating acquired technologies or businesses. Investors are directed to the company's filings with the Securities and Exchange Commission, including the company's 1998 10-KSB for additional information on the risks and uncertainties as well as other aspects of the company's business.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made solely by the Offer to Purchase, dated April 14, 1999, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. The Offer shall not be effective in any jurisdiction where the securities, blue sky or other laws require the Offer to be made solely by a licensed broker or dealer.

                NOTICE OF OFFER TO PURCHASE FOR CASH
               UP TO 1,567,417 SHARES OF COMMON STOCK

                                 OF

                     R-B RUBBER PRODUCTS, INC.

                                 AT

                         $3.00 NET PER SHARE

                                 BY

                       DASH MULTI-CORP, INC.

     Dash Multi-Corp, Inc., a Missouri corporation (the "Purchaser"), is offering to purchase up to 1,567,417 of the outstanding shares (representing approximately 70% of the issued and outstanding shares as of April 8, 1999) of common stock, no par value per share (the "Common Stock" or the "Shares"), of R-B Rubber Products, Inc., an Oregon corporation (the "Company"), at $3.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 14, 1999, and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Tendering stockholders will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by the Purchaser pursuant to the Offer.

------------------------------------------------------------------------
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, ST. LOUIS, MISSOURI TIME, ON WEDNESDAY, MAY 12, 1999 UNLESS THE OFFER IS EXTENDED.
------------------------------------------------------------------------

     The Offer is being made pursuant to a Stock Purchase Agreement
(the "Stock Purchase Agreement"), dated as of April 8, 1999, between the Company and the Purchaser. Pursuant to the Stock Purchase Agreement, in certain circumstances if fewer than 1,567,417 Shares are tendered pursuant to the Offer the Purchaser, at its sole option, shall have the option to purchase from the Company, at a purchase price equal to the greater of $3.00 per Share or the most recent price offered by Purchaser in the Offer, up to an amount of Shares which, when combined with Shares tendered pursuant to the Offer, would equal 1,567,417 Shares. As a result of the consummation of the purchase of the Shares, the Company will become a majority-owned subsidiary of the Purchaser. The Purchaser has entered into the Stock Purchase Agreement and is undertaking the Offer to acquire control of the Company with a view toward supporting its future growth.

     The Offer is conditioned upon, among other things, there being at least 1,567,417 Shares validly tendered and not withdrawn prior to the expiration of the Offer. Certain other conditions to consummation of the Offer are described in Section 13 of the Offer to Purchase.

     The Board of Directors of the Company has unanimously determined that the Offer is fair to, and in the best interests of, the Company and its stockholders and has unanimously approved the Offer and the Stock Purchase Agreement and the transactions contemplated thereby and unanimously recommends that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer.

     For purposes of the Offer, the Purchaser will be deemed to have accepted for payment Shares validly tendered and not withdrawn as, if and when the Purchaser gives oral or written notice to American Securities Transfer & Trust, Inc. (the "Depositary") of its acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest on the purchase price for Shares be paid, regardless of any delay in making such payment.

     In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or confirmation of a book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility")) pursuant to the procedures set forth in Section 3 of the Offer to Purchase,
(ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message (as defined in Section 3 of the Offer to Purchase)) and (iii) any other documents required by such Letter of Transmittal.

     Subject to the applicable rules and regulations of the Securities and Exchange Commission, the Purchaser expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary. Any such extension will also be publicly announced by press release issued no later than 9:00 A.M., St. Louis, Missouri time, on the next business day after the previously scheduled expiration date of the Offer.

     Upon terms and subject to the conditions of the Offer, if more than 1,567,417 Shares are validly tendered and not properly withdrawn prior to the Expiration Date, Purchaser will accept for payment and pay for only 1,567,417 Shares on a pro rata basis (with appropriate adjustments to avoid the purchase of fractional Shares) based on the number of Shares properly tendered by each stockholder prior to the Expiration Date and not withdrawn. In the event that proration of tendered Shares is required, because of the difficulty of determining the precise number of Shares properly tendered and not withdrawn (due in part to the guaranteed delivery procedures described in Section 3), Purchaser does not expect that it will be able to announce the final results of such proration or pay for any Shares until at least seven Nasdaq trading days after the Expiration Date. Stockholders may obtain such preliminary information from the Information Agent and may be able to obtain such information from their broker. Purchaser will not pay for any Shares accepted for payment pursuant to the Offer until the final proration factor is known.

     Tenders of Shares made pursuant to the Offer are irrevocable except that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date (as defined in Section 1 of the Offer to Purchase) and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after June 4, 1999.

     For withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the certificate(s) evidencing the Shares to be withdrawn are registered, if different from that of the person who tendered such Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers of the particular certificates evidencing the Shares to be withdrawn must also be furnished to the Depositary as aforesaid prior to the physical release of such certificates and, unless such Shares have been tendered for the account of Eligible Institution (as defined in Section 3 of the Offer to Purchase), the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal specify the name and number of the account at the Book-Entry Transfer Facility to be credited, with the withdrawn Shares and otherwise comply with such Book-Entry Transfer Facility's procedures for such withdrawal, in which case a notice of withdrawal will be effective if delivered to the Depositary in writing. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for the purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 3 of the Offer to Purchase at any time on or prior to the Expiration Date.

     The information required to be disclosed by paragraph (e)(1)(vii) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

     The Company has provided the Purchaser with the Company's stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the Letter of Transmittal and, if required, other relevant materials, will be mailed by the Purchaser to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

     The Offer to Purchase and the Letter of the Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

     Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth below. Requests for additional copies of the Offer to Purchase, the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent. Such additional copies will be furnished at the Purchaser's expense. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding. The Purchaser will not pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer.

              The Information Agent for the Offer is:

                       D.F. KING & CO., INC.

                          77 Water Street
                      New York, New York 10005
          Banks and Brokers Call Collect:  (212) 269-5550
                  Call Toll Free:  1-800-549-6697

                   NOTICE OF GUARANTEED DELIVERY
                                FOR
                  TENDER OF SHARES OF COMMON STOCK
                                 OF
                        R-B RUBBER PRODUCTS


     As set forth in Section 3 of the Offer to Purchase (as defined below), this form or one substantially equivalent may be used to accept the Offer (as defined below) if certificates for shares of Common Stock, no par value per share (the "Common Stock" or the "Shares"), of R-B Rubber Products, Inc., an Oregon corporation (the "Company"), are not immediately available, or if the procedure for book-entry transfer cannot be complied with on a timely basis, or all required documents cannot be delivered to the Depositary prior to the Expiration Date (as defined in Section 1 of the Offer to Purchase). This form may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution (as defined in Section 3 of the Offer to Purchase). See Section 3 of the Offer to Purchase.

                          The Depositary:

                              AMERICAN SECURITIES TRANSFER & TRUST, INC.
 Facsimile Transmission Number:       By Hand/Overnight Delivery:      By Registered or Certified Mail:
(For Eligible Institutions Only)    American Securities Transfer &     American Securities Transfer &
        (303) 234-5340                        Trust, Inc.                        Trust, Inc.
                                            c/o J. Harmann                     c/o J. Harmann
       Confirm Receipt of                    938 Quail St.                      P.O. Box 1596
     Facsimile by Telephone:                  Suite 101                       Denver, Colorado
        (303) 234-5309                    Lakewood, Colorado                       80201
                                                80215

                          __________________

   DELIVERY OF THIS INSTRUMENT TO AN ADDRESS, OR TRANSMISSION OF
INSTRUCTIONS VIA A FACSIMILE NUMBER, OTHER THAN AS SET FORTH ABOVE, DOES NOT CONSTITUTE A VALID DELIVERY.

   This form is not to be used to guarantee signatures. If a signature on a Letter of Transmittal is required to be guaranteed by an Eligible Institution under the instructions thereto, such signature guarantee must appear in the applicable space provided in the signature box on the Letter of Transmittal.

                             GUARANTEE

              (NOT TO BE USED FOR SIGNATURE GUARANTEE)

   The undersigned, a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program, hereby guarantees to deliver to the Depositary either the certificates representing the Shares tendered hereby, in proper form for transfer, or a Book-Entry Confirmation (as defined in the Offer to Purchase) with respect to such Shares, in any such case together with a properly completed and duly executed Letter of Transmittal, with any required signature guarantees, or an Agent's Message (as defined in the Offer to Purchase), and any other required documents, within THREE trading days after the date hereof.

   The Eligible Institution that completes this form must communicate this guarantee to the Depositary and must deliver the Letter of Transmittal and certificates for Shares to the Depositary within the time period shown herein. Failure to do so could result in a financial loss to such Eligible Institution.


Name of Firm:
             ------------------------ ----------------------------------
                                             AUTHORIZED SIGNATURE

Address:                              Name:
        -----------------------------      -----------------------------
                             ZIP CODE             PLEASE PRINT

                                      Title:
-------------------------------------       ----------------------------


Area Code and Tel. No.:                 Dated:
                       --------------         --------------------------


        NOTE: DO NOT SEND CERTIFICATES FOR SHARES WITH THIS NOTICE. CERTIFICATES FOR SHARES SHOULD BE SENT WITH YOUR LETTER OF TRANSMITTAL.

Ladies and Gentlemen:

        The undersigned hereby tenders to Dash Multi-Corp, Inc., a Missouri corporation, on terms and subject to the conditions set forth in the Offer to Purchase, dated April 14, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), receipt of which is hereby acknowledged, the number of Shares set forth below, all pursuant to the guaranteed deliver procedures set forth in Section 3 of the Offer to Purchase.

Number of Shares:                  Name(s) of Record Holder(s)
                 -----------------                            ---------------


                                   ------------------------------------------
Certificate Nos.
(if available):
               ------------------- ------------------------------------------
                                                  PLEASE PRINT

(CHECK BOX IF SHARES WILL BE       Address(es):
TENDERED BY BOOK-ENTRY TRANSFER)               ------------------------------

                                   ------------------------------------------
/ / The Depository Trust Company

                                   Daytime Area Code
                                   and Tel. No.:
                                                -----------------------------
DTC Account Number:
                   ---------------

Dated:                             Signature(s):
      ----------------------------              -----------------------------

      GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                   NUMBER ON SUBSTITUTE FORM W-9


GUIDELINES FOR DETERMINING THE PROPER NAME AND IDENTIFICATION NUMBER TO GIVE THE PAYER. Social Security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the name and number to give the payer.

------------------------------------------------------------------------
                                        GIVE THE NAME AND
                                        SOCIAL SECURITY
FOR THIS TYPE OF ACCOUNT                NUMBER OF
------------------------------------------------------------------------
1.  An individual's account.            The individual

2.  Two or more individuals             The actual owner of the account
    (joint account)                     or, if combined funds, any one
                                        of the individuals<F1>

3.  Custodian account of a minor        The minor<F2>
    (Uniform Gifts to Minors Act)

4.  a. The usual revocable savings      The grantor-trustee<F1>
       trust account (grantor is also
       trustee)

    b. So-called trust account that is The actual owner<F1> not a legal or valid trust under State law

5.  Sole proprietorship account         The owner<F3>
------------------------------------------------------------------------

------------------------------------------------------------------------
                                        GIVE THE NAME AND
                                        EMPLOYER
                                        IDENTIFICATION
FOR THIS TYPE OF ACCOUNT                NUMBER OF
------------------------------------------------------------------------
6.  Sole proprietorship account         The owner<F3>

7.  A valid trust, estate, or pension   The legal entity<F4>
    trust

8.  Corporate account                   The corporation

9.  Association, club, religious,       The organization
    charitable, educational or other
    tax-exempt organization account

10. Partnership                         The partnership

11. A broker or registered nominee      The broker or nominee

12. Account with the Department of
    Agriculture in the name of a public
    entity (such as a State or local
    government, school district, or
    prison) that receives agricultural
    program payments                    The public entity
------------------------------------------------------------------------

[FN]
<F1> List first and circle the name of the person whose number you furnish.
<F2> Circle the minor's name and furnish the minor's social security number.
<F3> You must show your individual name, but you may also enter your business or "doing business as" name. You may use either your Social Security Number or Employer Identification Number.
<F4> List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the identifying number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

NOTE: If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

      GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                   NUMBER ON SUBSTITUTE FORM W-9
                               PAGE 2


OBTAINING A NUMBER

If you don't have a taxpayer identification number or you don't know your number, obtain Form SS-5, Application for a Social Security Number Card (for individuals), or Form SS-4, Application for Employer Identification Number (for businesses and all other entities), at the local office of the Social Security Administration or the Internal Revenue Service and apply for a number.

PAYEES EXEMPT FROM BACKUP WITHHOLDING

The following is a list of payees specifically exempted from backup withholding depending upon the type of payment (see below):

    (1)  A corporation.

    (2) An organization exempt from tax under section 501(a), or an IRA or a custodial account under section 403(b)(7).

    (3)  The United States or any agency or instrumentality thereof.

    (4) A State, the District of Columbia, a possession of the United States, or any subdivision or instrumentality thereof.

    (5) A foreign government, a political subdivision of a foreign government, or any agency or instrumentality thereof.

    (6) An international organization or any agency or instrumentality thereof.

    (7)  A foreign central bank of issue.

    (8) A dealer in securities or commodities required to register in the U.S. or a possession of the U.S.

    (9) A futures commission merchant registered with the Commodity Futures Trading Commission.

    (10) A real estate investment trust.

    (11) An entity registered at all times during the tax year under the Investment company Act of 1940.

    (12) A common trust fund operated by a bank under section 584(a).

    (13) A financial institution.

    (14) A middleman known in the investment community as a nominee or listed in the most recent publication of the American Society of Corporate Secretaries, Inc., Nominee List.

    (15) A trust exempt from tax under section 664 or described in section 4947.

For Interest and dividends, all listed payees are exempt except item
(9). for broker transactions, payees, listed in items (1) through (13) and a person registered under the Investment Advisers Act of 1940 who regularly acts as a broker are exempt.

Exempt payees described above should file Form W-9 to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" IN PART 1 OF THE FORM, AND RETURN IT TO THE PAYER. If you are a nonresident alien or a foreign entity not subject to backup withholding, give the payer a completed Form W-8, Certificate of Foreign Status.

PRIVACY ACT NOTICE. Section 6109 requires most recipients of dividend, Interest, or other payments to give taxpayer identification numbers to payers who must report the payments to IRS. The IRS uses the numbers for identification purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 31% of taxable Interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

PENALTIES

(1) FAILURE TO FURNISH TAXPAYER IDENTIFICATION NUMBER. If you fail to furnish your correct taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2) CIVIL PENALTY FOR FALSE INFORMATION WITH RESPECT TO WITHHOLDING.
If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

(3) CRIMINAL PENALTY FOR FALSIFYING INFORMATION. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or Imprisonment.

FOR ADDITIONAL INFORMATION CON-TACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.

                      STOCK PURCHASE AGREEMENT


     THIS STOCK PURCHASE AGREEMENT (this "Agreement") is entered into
                                          ---------
as of April 8, 1999, between Dash Multi-Corp, Inc., a Missouri corporation ("Purchaser"), and R-B Rubber Products, Inc., an Oregon
              ---------
corporation (the "Company").
                  -------

                              RECITALS

     WHEREAS, the respective Boards of Directors of Purchaser and the Company have approved the acquisition of majority ownership of the Company by Purchaser on the terms and conditions set forth herein;

     WHEREAS, it is intended that such acquisition be accomplished by Purchaser's effecting a cash tender offer (the "Offer") to purchase
                                                -----
70% of the issued and outstanding shares of common stock, no par value, of the Company (the "Shares"); and
                     ------

     WHEREAS, the Company and Purchaser desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained herein, the parties hereto hereby agree as follows:

                             ARTICLE I

                          THE TENDER OFFER

     1.1  Tender Offer.  (a)  Provided that this Agreement shall not
          ------------
have been terminated in accordance with Article VII hereof and none of the events set forth in Annex A hereto shall have occurred or be
                        -------
existing, as promptly as practicable (but in no event later than five business days following the public announcement of the execution hereof), Purchaser shall commence a tender offer (within the meaning of Rule 14d-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (the "Offer") for the Shares at a price of $3.00
 ------------          -----
per Share, net to the seller in cash (as such Offer may be amended in accordance with the terms of this Agreement) (the "Offer Price"),
                                                   -----------
subject to the terms and conditions set forth in Annex A hereto (the
                                                 -------
"Offer Conditions").  The initial expiration date of the Offer shall
 ----------------
be the date 20 business days from and including the date (the "Commencement Date") the Offer Documents (as hereinafter defined) are
 -----------------
first filed with the Securities and Exchange Commission (the "SEC").
                                                              ---
Purchaser expressly reserves the right, in its sole discretion, to waive any condition and to set forth or change any other term and condition of the Offer, provided that, unless previously approved by the Company in
           --------
writing, no provision may be set forth or changed which decreases the price per Share payable in the Offer, changes the form of consideration payable in the Offer (other than by adding consideration), or imposes conditions to the Offer in addition to those set forth herein that are materially adverse to holders of the Shares. Purchaser covenants and agrees that, subject to the terms and conditions of the Offer, including but not limited to the Offer Conditions, it will accept for payment and pay for Shares as soon as it is permitted to do so under applicable law, provided that Purchaser shall have the right, in its
                --------
sole discretion, to extend the Offer from time to time notwithstanding the prior satisfaction of the Offer Conditions. Notwithstanding the foregoing, Purchaser shall extend the Offer at any time up to June 15, 1999 for one or more periods of not more than 10 business days, or, if longer, for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "SEC") or
                                                            ---
the staff thereof applicable to the Offer, if at the initial expiration date of the Offer, or any extension thereof, any condition to the Offer (other than the Minimum Condition) is not satisfied or waived. In addition, the Offer Price may be increased and the Offer may be extended to the extent required by law in connection with such increase in each case without the consent of the Company. It is agreed that the terms and conditions set forth in the Offer, including but not limited to the Offer Conditions, are for the benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances giving rise to any such condition.

     (b) The Company hereby approves of and consents to the Offer and represents and warrants that: (i) its Board of Directors, at a meeting duly called and held on April 8, 1999, has unanimously (A) determined that this Agreement and the transactions contemplated hereby, including the Offer, are fair to and in the best interests of the holders of Shares, (B) approved this Agreement and the transactions contemplated hereby, including the Offer, and (C) resolved to recommend that the stockholders of the Company accept the Offer, tender their Shares to Purchaser thereunder and approve this Agreement and the transactions contemplated hereby; and (ii) Pacific Crest Securities (the "Financial
                                                             ----------
Advisor") has delivered to the Board of Directors of the Company its
-------
opinion that the consideration to be received by holders of Shares, other than Purchaser, pursuant to the Offer is fair to such holders and the Company from a financial point of view. The Company has been authorized by the Financial Advisor to permit, subject to prior review and consent by such Financial Advisor (such consent not to be unreasonably withheld), the inclusion of such fairness opinion (or a reference thereto) in a Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") to be filed with the SEC upon
                     --------------
commencement of the Offer. The Company hereby consents to the inclusion in the Offer Documents (as defined in Section 1.1(c)) of the recommendations of the Board of Directors of the Company described herein.

     (c) As soon as reasonably practicable on the date the Offer is commenced, Purchaser shall file with the SEC a Tender Offer Statement on
Schedule 14D-1 with respect to the Offer (together with all amendments and supplements thereto and including the exhibits thereto, the "Schedule 14D-1"). The Schedule 14D-1 will include, as exhibits, the
 --------------
Offer to Purchase and a form of letter of transmittal and summary advertisement (collectively, together with any amendments and supplements thereto, the "Offer Documents"). The Offer Documents will
                          ---------------
comply in all material respects with the provisions of applicable federal securities laws and, on the date filed with the SEC and on the date first published, sent or given to the Company's stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation is made by Purchaser with respect to information supplied by the Company for inclusion in the Offer Documents. Purchaser further agrees to use commercially reasonable efforts to cause the Offer Documents to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. Purchaser, on the one hand, and the Company, on the other hand, agrees promptly to correct any information provided by it for use in the Offer Documents if and to the extent that it shall have become false and misleading in any material respect and Purchaser further agrees to use commercially reasonable efforts to cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. The Company and its counsel shall be given the opportunity to review the initial Schedule 14D-1 before it is filed with the SEC. In addition, Purchaser agrees to provide the Company and its counsel copies of any written comments or other communications that Purchaser or its counsel may receive from time to time from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments or other communications.

     (d) Concurrently with the commencement of the Offer, the Company shall file with the SEC a Solicitation/Recommendation Statement on
Schedule 14D-9 (together with all amendments and supplements thereto and including the exhibits thereto, the "Schedule 14D-9") which shall
                                     --------------
contain the recommendation referred to in clause (i)(C) of Section 1.1(b) hereof; provided, however, that in the event of a Superior Proposal (as defined in Section 5.2) prior to such filing, the Company shall not be required to make such filing with such recommendations if a majority of the Company's Board of Directors determines in good faith, after receiving written advice from its Financial Advisor and outside counsel, that making such filing would constitute a breach of the fiduciary duties of the Company's Board of Directors under applicable law. The Schedule 14D-9 will comply in all material respects with the provisions of applicable federal securities laws and, on the date filed with the SEC and on the date first published, sent or given to the Company's stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation is made by the Company with respect to information supplied by Purchaser in writing for inclusion in the Schedule 14D-9. The Company further agrees to use commercially reasonable efforts to cause the Schedule 14D-9 to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws.
The Company, on the one hand, and Purchaser, on the other hand, agrees promptly to correct any information provided by it for use in the
Schedule 14D-9 if and to the extent that it shall have become false and misleading in any material respect and the Company further agrees to use commercially reasonable efforts to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of the Shares, in each case as and to the extent required by applicable federal securities laws. Purchaser and its counsel shall be given the opportunity to review the initial Schedule 14D-9 before it is filed with the SEC. In addition, the Company agrees to provide Purchaser and its counsel copies of any written comments or other communications that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments or other communications.

     (e) In connection with the Offer, the Company will promptly furnish or cause to be furnished to Purchaser mailing labels, security position listings and any available listing or computer file containing the names and addresses of the record holders of the Shares as of the most recent practicable date, and shall furnish Purchaser with such information and assistance as Purchaser or its agents may reasonably request in communicating the Offer to the stockholders of the Company. Except for such steps as are necessary to disseminate the Offer Documents, Purchaser shall hold in confidence the information contained in any of such labels and lists and the additional information referred to in the preceding sentence, will use such information only in connection with the Offer, and, if this Agreement is terminated, will upon request of the Company, deliver or cause to be delivered to the Company all copies of such information then in its possession or the possession of its agents or representatives.

     (f) If immediately prior to the expiration of the Offer, as extended pursuant to Section 1.1(a) above, less than 70% of the outstanding Shares have been tendered pursuant to the Offer, at Purchaser's sole option, the Company shall, concurrently with such expiration, issue to Purchaser at a purchase price equal to the greater of $3.00 or the most recent price offered by Purchaser per Share in cash an amount of Shares designated by Purchaser in its sole discretion up to a maximum of that number of Shares necessary to make the aggregate number of Shares purchased by Purchaser pursuant to the Offer plus the number of Shares issued pursuant to this Section 1.1(f) equal to 70% of the outstanding Shares, after taking into account such newly issued Shares.


                             ARTICLE II

                       CLOSING; CLOSING DATE

     The closing of the purchase of Shares pursuant to the Offer (the "Closing") shall take place at the offices of Thompson Coburn, One
 -------
Mercantile Center, St. Louis, Missouri 63101 at 10:00 a.m. (i) on the first business day on which the last to be fulfilled or waived of the conditions set forth in Article VI hereof shall be fulfilled or waived in accordance with this Agreement or (ii) on such other date as the Company and Purchaser may agree (the "Closing Date").
                                      ------------

                            ARTICLE III

                             DIRECTORS

                           OF THE COMPANY

     At the Closing and subject to compliance with applicable law, the Company will use its best efforts to cause the Company's Board of Directors to consist of Ronald L. Bogh, Paul M. Gilson and, at Purchaser's option, up to four additional persons designated by Purchaser, two of whom shall be Marvin S. Wool and Gregory J. Divis. In furtherance thereof, the Company will increase the size of the Board of Directors of the Company, or use its reasonable efforts to secure the resignation of directors, or both, as is necessary to permit Purchaser's designees to be elected to the Board of Directors of the Company. At such time, the Company, if so requested, will use its reasonable efforts to cause persons designated by Purchaser to constitute the same proportionate representation of each committee of the Board of Directors of the Company, each board of directors of each subsidiary of the Company and each committee of each such board (in each case to the extent of the Company's ability to elect such persons). The Company's obligations to appoint designees to the Board of Directors of the Company shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company shall promptly take all actions required pursuant to such Section and Rule in order to fulfill its obligations under this Article III and shall include in the Schedule 14D-9, or in a separate Rule 14f-1 information statement provided to stockholders, such information with respect to the Company and its officers and directors as is required under Section 14(f) and Rule 14f-1 to fulfill its obligations under this Article III. Purchaser will supply to the Company and will be solely responsible for any information with respect to Purchaser and its nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1.

                             ARTICLE IV

                   REPRESENTATIONS AND WARRANTIES

     4.1  Representations and Warranties of the Company.  Subject to
          ---------------------------------------------
the information set forth in Schedule IV (the "Disclosure Schedule")
                                               -------------------
and/or the Company Reports (as defined below in Section 4.1(f)), the Company hereby represents and warrants to Purchaser that:

-
    (a)  Corporate Organization and Qualification.  Each of the
         ----------------------------------------
Company and the Subsidiary (as hereinafter defined) is a corporation duly organized and validly existing under the laws of its respective jurisdiction of incorporation and is in good standing as a foreign corporation in each jurisdiction where the properties owned, leased or operated, or the business conducted, by it require such qualification, except for such failure to so qualify or be in such good standing, which, when taken together with all other such failures, is not reasonably likely to have a material adverse effect on the financial condition, properties, business or results of operations of the Company and its subsidiaries taken as a whole. Each of the Company and the Subsidiary has the requisite corporate power and authority to carry on its respective businesses as they are now being conducted. The Company has made available to Purchaser a complete and correct copy of the Company's Articles of Incorporation (the "Company Articles") and the Company's By-Laws (the
                    ----------------
"Company By-Laws"), each as amended to date.  The Company Articles and
 ---------------
Company By-Laws so delivered are in full force and effect. Except for RB Recycling, Inc., an Oregon corporation (the "Subsidiary"), the
                                                ----------
Company has no subsidiaries (as defined in Rule 1.02(v) of Regulation S-X promulgated pursuant to the Exchange Act) and owns no equity security of, investment in or loan or advance to any business enterprise or person or any agreement or commitment for such (other than trade terms extended to customers in the ordinary course of business or employee salary or business expense advances made in the ordinary course of business). Neither the Company nor the Subsidiary is subject to any arrangement that could be treated as a partnership for federal income tax purposes.

     (b)  Authorized Capital.  The authorized capital stock of the
          ------------------
Company consists of 20,000,000 Shares, of which 2,239,167 Shares were outstanding on April 8, 1999. All of the outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable. The Company has no shares reserved for issuance, except that, as of April 8, 1999, there were an aggregate of 162,500 shares reserved for issuance under outstanding stock options pursuant to the 1995 Stock Option Plan (the "Stock Plan"), and an aggregate of 95,000 shares
                  ----------
reserved for issuance pursuant to a warrant issued to Paulson Investment Company, Inc. The Disclosure Schedule contains a true and complete list of each holder of an option granted under the Stock Plan, the date of grant of such option, the number of shares subject to the option, the exercise price of a share subject to such option, the vesting schedule applicable to such option and the expiration date of such option. Each of the outstanding shares of capital stock of the Subsidiary is duly authorized, validly issued, fully paid and nonassessable and owned, either directly or indirectly, by the Company free and clear of all liens, pledges, security interests, claims or other encumbrances.
Except as set forth above, there are no shares of capital stock of the Company authorized, issued or outstanding and, except as set forth above, there are no pre-emptive rights nor any outstanding subscriptions, options, warrants, rights, convertible securities or other agreements or commitments of any character relating to the issued or unissued capital stock or other securities of the Company or the Subsidiary. Immediately prior to the Closing, the Company will have no obligation to issue, transfer or sell any Shares or common stock of the Company pursuant to any Benefit Plan (as defined in Section 5.1(d)).

     (c)  Corporate Records.  The corporate record books (including
          -----------------
the stock records) of the Company have been made available to Purchaser and are complete, accurate and up to date in all material respects with all necessary signatures and set forth all meetings and actions taken by the shareholders and directors of the Company as required by law or the Company By-Laws and all transactions involving the Shares.

     (d)  Authorization. The Company has the requisite corporate
          -------------
power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement is a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, assuming the due authorization, execution and delivery hereof by Purchaser.

     (e)  Absence of Violations or Conflicts. (i) Other than as
          ----------------------------------
required under the Exchange Act (the "Regulatory Filings"), no
                                      ------------------
notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any governmental or regulatory authority, agency, commission, court or other entity, domestic or foreign ("Governmental Entity"), in connection
                              -------------------
with the execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, the failure to make or obtain any or all of which is reasonably likely to have a material adverse effect on the financial condition, properties, business or results of operations of the Company and the Subsidiary taken as a whole, or could prevent or materially delay the transactions contemplated by this Agreement.

     (ii) The execution and delivery of this Agreement by the Company do not, and the consummation by the Company of the transactions contemplated by this Agreement will not, constitute or result in (i) a breach or violation of, or a default under, the Company Articles or Company By-Laws or the comparable governing instruments of the Subsidiary or (ii) a breach or violation of, a default under, the acceleration of or the creation of a lien, pledge, security interest or other encumbrance on assets (with or without the giving of notice or the lapse of time) pursuant to, any provision of any law, ordinance, rule or regulation or judgment, decree, order, award or governmental or non-governmental permit or license to which the Company or the Subsidiary are subject, except, in the case of clause (ii) above, for such breaches, violations, defaults or accelerations or changes that, alone or in the aggregate, could not prevent or materially delay the transactions contemplated by this Agreement.

     (f)  Company Reports; Financial Statements.  The Company has
          -------------------------------------
delivered to Purchaser each registration statement, schedule, report, proxy statement or information statement required to be filed or otherwise filed with the SEC (the "Company Reports") prepared by it
                                   ---------------
since December 31, 1998 (the "Audit Date"), including, without
                              ----------
limitation, (i) the Company's Annual Report on Form 10-KSB for the year ended December 31, 1998 (the "1998 10-K") and (ii) the Company's Form
                              ---------
8-K dated January 29, 1999, each in the form (including exhibits and any amendments thereto) filed with the SEC. As of their respective dates, the Company Reports complied in all material respects with the applicable requirements under the Exchange Act and did not, and any Company Reports filed with the SEC subsequent to the date hereof and prior to the Closing Date will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Each of the consolidated balance sheets and statements of financial position included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents the consolidated financial position of the Company and its subsidiaries as of its date and each of the consolidated statements of earnings, stockholders' equity and cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents the results of operations, stockholders' equity and cash flows, as the case may be, of the Company and its subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to normal year-end audit adjustments which will not be material in amount or effect), in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except as may be noted therein. Other than the Company Reports specifically recited above, the Company has not filed any other definitive reports or statements with the SEC since the Audit Date. The Company's audited consolidated financial statements for the fiscal year ended December 31, 1998 appearing in the 1998 10-K are hereinafter referred to as the "1998 Financial Statements," and the
                                -------------------------
consolidated balance sheet of the Company as of December 31, 1998 included in the 1998 Financial Statements is hereinafter referred to as the "Company Balance Sheet."
     ---------------------

     (g)  Absence of Certain Changes. Except as disclosed in the
          --------------------------
Company Reports filed with the SEC prior to the date hereof or otherwise disclosed in the Disclosure Schedule or as to which Purchaser has consented in writing, since the Audit Date, the Company and the Subsidiary have conducted their respective businesses only in, and have not engaged in any material transaction other than according to, the ordinary and usual course of such businesses and there has not been:

               (i) any material adverse change in the financial condition, properties, business or results of operations of the Company and the Subsidiary taken as a whole or any development or combination of developments of which management of the Company has knowledge that is reasonably likely to result in any such change;

               (ii) any change by the Company in accounting principles, practices or methods;

               (iii) any damage, destruction or casualty loss to the assets of the Company or the Subsidiary or other equipment used by the Company or the Subsidiary in performing its obligations under its Contracts or Leases (as defined below) (whether or not owned by the Company or the Subsidiary or covered by insurance);

               (iv) any increase in the compensation payable by the Company or the Subsidiary to any director, officer, employee or agent of the Company or the Subsidiary (other than routine increases made in the ordinary course of business consistent with past practice) or any bonus, incentive compensation, service award or other like benefit, granted, made or accrued, contingently or otherwise, to or to the credit of any of such director, officer, employee or agent or any employee welfare, pension, retirement or similar payment or arrangement made or agreed to by the Company or the Subsidiary with respect to any such director, officer, employee or agent;

               (v) any sale, assignment or transfer (including without limitation any collateral assignment or the granting or permitting of any lien, encumbrance or other claim) of any asset, property or right of the Company or the Subsidiary other than the sale of inventory in the ordinary course of business;

               (vi) any amendment, modification, waiver or cancellation of any debt owed to, or claim of, the Company or the Subsidiary, or settlement by the Company or the Subsidiary of any dispute involving any payment or other obligation due to or owed by the Company or the Subsidiary, in an amount greater than $5,000, to be made or performed after the Closing Date;

               (vii) any borrowing of money by the Company or the Subsidiary, or the incurrence of any obligation or liability (whether absolute or contingent), in an amount greater than $5,000, other than current liabilities incurred in the ordinary course of the Company's and the Subsidiary's business;

               (viii) any payment by the Company or the Subsidiary of any obligation or liability (whether absolute or contingent) in an amount greater than $5,000, other than current liabilities incurred in the ordinary course of business;

               (ix) any capital expenditure or commitment to make a capital expenditure by the Company or the Subsidiary (exclusive of expenditures for repair or maintenance of equipment in the ordinary course of business) in an amount greater than $5,000;

               (x) any incurrence of any extraordinary loss or knowing waiver of any rights of substantial value by the Company or the Subsidiary in connection with an aspect of its business in an amount greater than $5,000, whether or not in the ordinary course of business;

               (xi) any cancellation, termination or amendment by the Company or the Subsidiary of any Contract, Lease or Intellectual Property License to which the Company or the Subsidiary is a party or by which the Company or the Subsidiary is bound that would change the amount owed to or by the Company or the Subsidiary by more than $5,000;

               (xii) any merger or consolidation of the Company or the Subsidiary into or with any other corporation or enterprise, or any corporate action by the Company or the Subsidiary toward or effecting such a merger or consolidation or a complete or partial liquidation or dissolution of the Company or the Subsidiary or any material portion of its assets;

               (xiii) any failure on the part of the Company or the Subsidiary to operate its business in the ordinary course so as to preserve its business organization reasonably intact, including the services of its present officers and the goodwill of its suppliers, customers and others having business relations with the Company or the Subsidiary;

               (xiv) any redemption or repurchase, directly or indirectly, of any Shares or other equity securities of the Company or the Subsidiary, or, any setting aside or payment of dividends or other distributions (whether in cash or in kind), with respect to the Shares or other equity securities of the Company or the Subsidiary; or

               (xv) any agreement by or commitment of the Company or the Subsidiary to do or permit (through any authorized representative or agent of the Company or the Subsidiary) any of the foregoing.

     (h)  Taxes.
          -----

          (i)  Definitions.   For purposes of this Agreement:
               -----------

               (A) the term "Code" shall mean the Internal
                             ----
          Revenue Code of 1986, as amended. All citations to the Code or to the regulations promulgated thereunder shall include any amendments or any substitute or successor provisions thereto;

               (B) the term "Returns" shall mean, collectively,
                             -------
          (1) all reports, declarations, estimates, returns, information statements, and similar documents relating to, or required to be filed in respect of, any Taxes; and
          (2) any statements, returns, reports, or similar documents required to be filed pursuant to Part III of Subchapter A of Chapter 61 of the Code or pursuant to any similar income, excise, or other tax provision of federal, territorial, state, local, or foreign law; and the term "Return" means any one of the foregoing Returns;

               (C) the term "Tax Asset" shall mean any net
                             ---------
          operating loss, net capital loss, investment Tax credit, foreign Tax credit, charitable deduction or any other credit or Tax attribute (determined without regard to the Tax period in which such loss, credit or other attribute arose) which could reduce Taxes; and

               (D) the term "Taxes" shall mean (1) all income,
                             -----
          net income, gross income, gross receipts, sales, use, ad valorem, franchise, profits, license, lease, service, service use, withholding, employment, payroll, excise, severance, transfer, documentary, mortgage, registration, stamp, occupation, environmental, premium, property, windfall profits, customs, duties, and other taxes, fees, assessments or charges of any kind whatever, together with any interest, penalties and other additions with respect thereto, imposed by any federal, territorial, state, local or foreign government; and (2) any penalties, interest, or other additions to tax for the failure to collect, withhold, or pay over any of the foregoing, or to accurately file any Return; and the term "Tax" shall mean any one of the foregoing Taxes. When used with reference to specified persons (for example and without limitation, "Taxes of the Company"), the terms "Taxes" and "Tax" shall include only amounts of, or in respect of, Taxes for which such person is, or could become, liable in whole or part (including, without limitation, any obligation in connection with a duty to collect, withhold, or pay over any Tax, any obligation to contribute to the payment of any Taxes determined on a consolidated, combined, or unitary basis, any liability as a transferee, or any liability as a result of any express or implied obligation to indemnify or pay the Tax obligations of another person).

          (ii) Returns Filed and Taxes Paid.  (A) the Company has
               ----------------------------
duly filed or caused to be filed, on or before the due date thereof (as appropriately extended) with the appropriate taxing authorities, all Returns that it is required to file (other than those sales and use Tax Returns the failure of which to file would not have a material adverse effect on the Company); (B) each such Return (including any amendment thereto) is true, correct, and complete; (C) all Taxes of the Company due with respect to, or shown to be due on, each such Return (or amendment) have been timely paid; (D) to the best of the Company's knowledge, there is no valid basis for the assessment of any deficiency with regard to any such Return; and (E) there are no extensions of time to file which are pending. There are no liens, attachments, or similar encumbrances on any of the assets of the Company with respect to any Taxes, other than liens for Taxes that are not yet due and payable.

          (iii) Miscellaneous.  The Company has collected or
                -------------
withheld all Taxes that it is required to collect or withhold, and the Company is not a party to or bound by any tax indemnity, tax sharing or tax allocation agreement, or any other contractual obligation to pay the Tax obligations of another person or to pay Tax obligations relating to transactions of another person. None of the Company's assets (A) is property which is required to be treated as being owned by any other person pursuant to the so-called "safe harbor lease" provisions of former section 168(f)(8) of the Code; (B) directly or indirectly secures any debt the interest on which is tax exempt under section 103(a) of the Code; (C) is "tax-exempt use property" within the meaning of section 168(h) of the Code, or (D) is stock of a domestic or foreign corporation (including any entity that properly may be treated as a corporation for Federal income tax purposes) meeting the requirements of Code section 1504(a)(2). The transactions contemplated by this Agreement are not subject to the tax withholding provisions of Code section 3406, or of subchapter A of Chapter 3 of the Code, or of any other comparable provision of law.

          (iv) Audit History and Other Proceedings.  (A) there are
               -----------------------------------
no pending or, to the best of the Company's knowledge, threatened audits, investigations, claims, suits or other proceedings for or relating to any liability in respect of Taxes of the Company; (B) since December 31, 1993, no deficiencies for Taxes of the Company have been claimed, proposed or assessed by any taxing or other Governmental Entity; (C) there are no matters under discussion by the Company with any Governmental Entity with respect to Taxes that could result in any additional amount of Taxes of the Company; (D) no extension of a statute of limitations (whether arising by reason of a waiver, claim for refund, or otherwise) relating to Taxes of the Company is in effect; and (E) there are no requests for rulings or determinations in respect of Taxes of the Company pending with any governmental authority. Since December 31, 1993, there have been no audits of any of the Company's Federal, state or local Returns.

     (i)  Real and Personal Property.  For purposes of this
          --------------------------
Agreement, "Property" or "Properties" means those real and personal properties owned or used by the Company, the Subsidiary or any partnership, joint venture or similar entity in which the Company has an ownership interest. The Disclosure Schedule lists all of the real property to which the Company or the Subsidiary holds legal or equitable title (whether or not of record). (A) each of the Company and the Subsidiary has good and marketable title to all of the Properties owned by it; and (B) none of the Properties is subject to any lien, claim or other encumbrance whatsoever, except (1) liens for Taxes not yet due and payable, (2) liens shown and described in the Company Balance Sheet, and
(3) liens imposed by law and incurred in the ordinary course of business for obligations not yet due and payable to landlords, carriers, warehousemen, laborers, materialmen and the like (collectively, the "Permitted Liens"). No part of the Properties is "tax-exempt use property" under Section 168(h) of the Code.

     (j)  Leases; Subleases.  For purposes of this Agreement,
          -----------------
"Lease" means any written or oral lease, sublease or rental agreement (and any related contract and agreement), and all amendments, modifications and supplements thereof and waivers and consents thereunder pursuant to which the Company or the Subsidiary leases, subleases or rents any real or personal property, either as lessor, lessee, landlord or tenant. The Disclosure Schedule lists all Leases, except those which (A) can be canceled by the Company or the Subsidiary upon 30 or fewer days' notice without penalty or the acceleration of rentals, (B) do not grant an option to purchase the leased property, and (C) involve an annual rental of $5,000 or less.  The Disclosure
---
Schedule describes all oral Leases required to be disclosed therein, and true and complete copies of all written Leases required to be disclosed have been heretofore delivered to Purchaser. With respect to each of the Leases: (1) neither the Company nor the Subsidiary nor, to the best of the Company's knowledge, any other party is in default in connection with such Lease; (2) no act or event has occurred which, with notice or lapse of time or both, would constitute a default under such Lease with respect to the Company or the Subsidiary or, to the best of the Company's knowledge, any other party; (3) there is no basis for any claim of default under such Lease with respect to the Company or the Subsidiary or, to the best of the Company's knowledge, any other party;
(4) neither the Company nor the Subsidiary has given or received any notice of cancellation or termination in connection with such Lease;
(5) such Lease is the valid and binding agreement of the Company or the Subsidiary, and, to the best of the Company's knowledge, the other party thereto, which is in full force and effect and is enforceable in accordance with its terms, except, with respect to such other party, to the extent that such enforceability may be limited by, or subject to:
(A) the effect of any applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws affecting the enforcement of creditors' rights generally; (B) the availability of the remedies of specific performance or injunctive relief, which may be subject to the discretion of the court before which any proceeding for such remedies may be brought; and (C) the exercise by any court of equitable judicial discretion before which any proceeding may be brought; (6) such Lease will not be affected by, or require the consent of or payment to any other party to avoid an event of default, an event of termination or other adverse effect with respect to such by reason of the transactions contemplated by this Agreement; and (7) such Lease is a "true" lease for federal income tax purposes.

     (k)  Adequacy; Condition.  (i) The Properties and the
          -------------------
properties subject to a Lease are fit for use in the business of the Company and the Subsidiary as presently conducted in all material respects; (ii) the Properties and all of the properties subject to a Lease are each in good repair and operating condition, normal wear and tear excepted, and structurally and mechanically sound, as applicable;
(iii) the Company and the Subsidiary are in compliance with all applicable building, zoning, land use or other similar statutes, laws, ordinances, regulations, permits, health and safety codes or other requirements in respect of any of the Properties or any of the properties subject to a Lease (and the Company's and the Subsidiary's current use of such properties does not constitute a nonconforming use), except where the failure to comply would not have a material adverse effect on the Company and the Subsidiary taken as a whole, and neither the Company nor the Subsidiary has received any notice alleging such a violation; (iv) to the best of the Company's knowledge, none of the properties subject to a Lease has ever been used as a landfill or otherwise been used for the disposal of any waste, trash, garbage, industrial by-product or chemical or the storage or treatment of hazardous substance of any nature; and (v) to the best of the Company's knowledge, there are no outstanding requirements or recommendations by fire underwriters or rating boards, any insurance companies or holders of mortgages or other security interests requiring or recommending any repairs or work to be done with reference to any of the properties subject to a Lease.

     (l)  All Necessary Properties.  The Properties and the Leases
          ------------------------
(together with the intangible properties disclosed, or not required to be disclosed, pursuant to Sections 4.1(n), 4.1(p) and 4.1(q) of this Agreement) constitute all of the properties which the Company and the Subsidiary use in connection with the operation of their respective businesses as presently conducted and the consummation of the transactions contemplated by this Agreement (provided that all required consents relating to the Properties and the Leases have been obtained) will not materially alter the rights or impair the ability of the Company or the Subsidiary to use such properties in the conduct of its business as it is now being conducted.

     (m)  Accounts Receivable; Inventory; Customers; Suppliers.
          ----------------------------------------------------
(i) The accounts receivable of the Company and the Subsidiary as reflected on the Company Balance Sheet or the books of the Company:
(A) are valid, existing and, to the extent uncollected, will be collected in full within 90 days after the day on which it first becomes due and payable without resort to legal proceedings or the use of collection agencies, except to the extent of the allowance for doubtful accounts contained in the Company Balance Sheet; (B) represents monies due for services rendered; and (C) are subject to no material refunds or other material adjustments or to any defenses, rights of set-off, assignments, restrictions, security interests, encumbrances or conditions enforceable by third parties on or affecting any thereof.

          (ii) Except as set forth in the 1998 Financial Statements, all of the Company's and the Subsidiary's inventory (including raw materials and work in process) is usable in the ordinary course of its business and is free from material defects, and all finished goods are salable in the ordinary course of its business.

          (iii) A complete and accurate list of the ten largest customers (by dollar volume) of the Company and the Subsidiary, taken as a whole, during the twelve months ended December 31, 1998 is set forth in the Disclosure Schedule.

          (iv) A complete and accurate list of the ten largest suppliers (by dollar volume) of the Company and the Subsidiary, taken as a whole, during the twelve months ended December 31, 1998 is set forth in the Disclosure Schedule.

     (n)  Intellectual Property; Patents; Trademarks, Trade Names.
          -------------------------------------------------------
All patents, trademarks, service marks, trade names or copyrights owned by or used or proposed to be used by the Company or the Subsidiary and all applications or registrations therefor ("Intellectual Property") and all contracts, agreements, commitments, arrangements, undertakings and understandings relating to the use or license of technology, know-how or processes by the Company or the Subsidiary (the "Intellectual Property Licenses") are listed in the Disclosure Schedule. (i) The Company or the Subsidiary owns, or has the sole and exclusive right to use, all Intellectual Property, whether under Intellectual Property Licenses or otherwise, used in or necessary for the ordinary conduct of its business; (ii) the consummation of the transactions contemplated by this Agreement will not alter or impair any such rights; and (iii) no Intellectual Property owned, licensed or used by the Company or the Subsidiary, or Intellectual Property License of the Company or the Subsidiary is the subject of a lawsuit or any other proceeding, nor has any party challenged or, to the best of the Company's knowledge, threatened to challenge the Company's or the Subsidiary's respective right to use such Intellectual Property or Intellectual Property License or application for any of the foregoing; and, to the best of the Company's knowledge, there is no basis for any such challenge.

     (o)  Indebtedness.  The Disclosure Schedule sets forth (i) a
          ------------
complete and accurate list or description of all instruments or other documents ("Debt Instruments") relating to any direct or indirect indebtedness for borrowed money of the Company or the Subsidiary, as well as indebtedness by way of capital leases, lease-purchase arrangements, guarantees, undertakings on which others rely in extending credit and all conditional sales contracts, chattel mortgages and other security arrangements with respect to personal property used or owned by the Company or the Subsidiary, as well as indebtedness by way of capital leases, lease-purchase arrangements, guarantees, undertakings on which others rely in extending credit and all conditional sales contracts, chattel mortgages and other security arrangements with respect to personal property used or owned by the Company or the Subsidiary and (ii) a list of all loans of money to the respective officers, employees or shareholders of the Company or the Subsidiary (specifically excluding travel and similar advances in the ordinary course of business).

     (p)  Other Contracts.  The Disclosure Schedule lists each
          ---------------
contract, agreement, commitment, arrangement, undertaking or understanding of the type listed below (except where the same does not call for the payment or receipt by the Company or the Subsidiary of cash or other property or services having a value in excess of $5,000) to which the Company or the Subsidiary is a party or bound or to which the Company or the Subsidiary or any of their respective properties are subject, whether written or oral ("Contract," but such list and the term "Contract" shall not include Leases, Intellectual Property Licenses, Debt Instruments, Insurance Policies and employee-related matters disclosed elsewhere in this Agreement):

               (i) for the purchase or rental of materials, inventory and supplies by the Company or the Subsidiary entered into in the ordinary course of business which are not reasonably expected to be fully performed within 45 days of their respective dates;

               (ii) for the purchase of services by the Company or the Subsidiary entered into in the ordinary course of business which are not reasonably expected to be fully performed within 45 days of their respective dates;

               (iii) that were entered into in the ordinary course of business and which are not reasonably expected to be fully performed within 45 days of their respective dates;

               (iv) for matters not in the ordinary course of the Company's or the Subsidiary's business;

               (v) making the Company or the Subsidiary liable, by guaranty, suretyship agreement, indemnification agreement, contribution agreement or otherwise, upon or with respect to, or obligating the Company or the Subsidiary in any way to provide funds in respect of, or obligating the Company or the Subsidiary to guarantee, serve as surety for or assume, any debt, dividend or other liability or obligation of any person, corporation, association, partnership or other entity (except endorsements made in the ordinary course of business in connection with the deposit of items for collection and except for immaterial obligations or liabilities incurred in the ordinary course of business);

               (vi) granting a power of attorney;

               (vii) relating to participation in a cooperative, partnership or joint venture;

               (viii) imposing confidentiality requirements (other than agreements relating to confidentiality requirements between Purchaser and/or the Company or the Subsidiary); and

               (ix) restricting or limiting the freedom of the Company or the Subsidiary to compete in any line of business.

The Disclosure Schedule describes all oral Contracts required to be disclosed therein, and true and complete copies of all written Contracts (as amended) required to be disclosed in the Disclosure Schedule have been delivered to Purchaser.

     (q)  Insurance.  All insurance policies of the Company or the
          ---------
Subsidiary now in force (including comprehensive general liability, personal and professional liability, comprehensive general casualty and extended coverage, automobile, boiler and machinery, fire and lightning, marine, endowment, life, and worker's compensation) ("Insurance Policies") are listed in the Disclosure Schedule, together with a listing of the type of policy, the policy number, the limits of coverage, the carrier, the annual premium and the expiration date), and true and complete copies of such policies have been provided or made available to Purchaser. The Company has provided to Purchaser a true and complete summary of the loss experience under each such insurance policy during the preceding five policy years. Neither the Company nor the Subsidiary has received any notice that any insurance carrier has cancelled, intends to cancel or intends not to renew any of such policies.

     (r)  Status.  (i) Neither the Company nor the Subsidiary has
          ------
assigned any of its rights or obligations under (and, to the best of the Company's knowledge, is not otherwise restricted for any reason from enjoying the full benefits under) any Intellectual Property License, Debt Instrument, Contract or Insurance Policy; (ii) neither the Company nor the Subsidiary nor, to the best of the Company's knowledge, any other party is in default in connection with any Intellectual Property License, Debt Instrument, Contract or Insurance Policy; (iii) to the best of the Company's knowledge, no act or event has occurred which, with notice or lapse of time or both, would constitute a default under any Intellectual Property License, Debt Instrument, Contract or Insurance Policy; (iv) to the best of the Company's knowledge, there is no basis for any claim of default under any Intellectual Property License, Debt Instrument, Contract or Insurance Policy; (v) there is no outstanding notice of cancellation or termination received by the Company or the Subsidiary in connection with any Intellectual Property License, Debt Instrument, Contract or Insurance Policy; (vi) each Intellectual Property License, Debt Instrument, Contract and Insurance Policy is the valid and binding agreement of the Company or the Subsidiary, as the case may be, and, to the best of the Company's knowledge, the other parties thereto, which is in full force and effect and is enforceable in accordance with its terms, except, with respect to such other party, to the extent that such enforceability may be limited by, or subject to: (A) the effect of any applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws affecting the enforceability of creditors' rights generally, (B) the availability of specific performance or injunctive relief, which may be subject to the discretion of the court before which any proceeding for such remedies may be brought, and (C) the exercise by any court of equitable judicial discretion before which any proceeding may be brought; (vii) no Intellectual Property License, Debt Instrument, Contract or Insurance Policy will require the consent of or payment to any other party to avoid an event of default or an event of termination with respect to such Intellectual Property License, Debt Instrument, Contract or Insurance Policy (assuming that any required notice of default or termination has been given and any periods for cure have expired) by reason of the transactions contemplated by this Agreement; and (viii) neither the Company nor the Subsidiary has received any communication proposing any termination, amendment or change to any Intellectual Property License, Debt Instrument, Contract or Insurance Policy.

     (s)  Employee Benefits.
          -----------------

     (i) All bonus, deferred compensation, pension, retirement, profit-sharing, thrift savings, employee stock ownership, stock bonus, stock purchase, restricted stock and stock option, employment, termination, severance, compensation, medical, health or other plan, contract, policy or arrangement which covers current or former employees of the Company or the Subsidiary (the "Employees") and current or
                                       ---------
former directors of the Company or the Subsidiary (the "Compensation
                                                        -------------
and Benefit Plans") including, but not limited to, "employee benefit
-----------------
plans" within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") are listed in the
                                          -----
Disclosure Schedule and any "change of control" or similar provisions therein are specifically identified in the Disclosure Schedule. True and complete copies of all Compensation and Benefit Plans and such other benefit plans, contracts or arrangements, including, but not limited to, any trust instruments and insurance contracts, if any, forming a part of any such plans and agreements, and all amendments thereto have been made available to Purchaser. The Company has filed all Form 5500's required to be filed with respect to the Compensation and Benefit Plans and each such form is complete and accurate in all material respects and complies in all material respects with all applicable law.

     (ii) All Compensation and Benefit Plans are in substantial compliance with applicable law and all Compensation and Benefit Plans which are employee benefit plans, other than "multiemployer plans" within the meaning of sections 3(37) of ERISA, covering employees (the "Plans") to the extent subject to ERISA, are in substantial compliance with ERISA. Each Plan which is an "employee pension benefit plan" within the meaning of section 3(2) of ERISA ("Pension Plan") and which
                                              ------------
is intended to be qualified under section 401(a) of the Code, has received a favorable determination letter from the Internal Revenue Service with respect to "TRA" (as defined in Section 1 of Internal Revenue Service Revenue Procedure 93-39), and the Company is not aware of any circumstances likely to result in revocation of any such favorable determination letter. There is no material pending or, to the knowledge of the Company, threatened litigation relating to the Compensation and Benefit Plans. Neither the Company nor the Subsidiary has engaged in a transaction with respect to any Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject the Company or the Subsidiary to a material tax or penalty imposed by either section 4975 of the Code or section 502(i) of ERISA.

     (iii) No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by the Company or the Subsidiary with respect to any ongoing, frozen or terminated "single-employer plan", within the meaning of section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with the Company under section 4001 of ERISA or section 414 of the Code (an "ERISA Affiliate"). The
                                              ---------------
Company and the Subsidiary have not incurred and do not expect to incur any withdrawal liability with respect to a multiemployer plan under Subtitle E of Title IV of ERISA. No notice of a "reportable event", within the meaning of section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof.

     (iv) All contributions required to be made under the terms of any Plan have been timely made. Neither any Pension Plan nor any single-employer plan of an ERISA Affiliate has an "accumulated funding deficiency" (whether or not waived) within the meaning of section 412 of the Code or section 302 of ERISA. Neither the Company nor the Subsidiary has provided, or is required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to section 401(a)(29) of the Code.

     (v) Under each Pension Plan which is a single-employer plan, as of the last day of the most recent plan year ended prior to the date hereof, the actuarially determined present value of all "benefit liabilities", within the meaning of section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in the Plan's most recent actuarial valuation), did not exceed the then current value of the assets of such Plan, and there has been no material change in the financial condition of such Plan since the last day of the most recent Plan Year. The withdrawal liability of the Company and the Subsidiary under each Benefit Plan which is a multiemployer plan to which the Company, the Subsidiary or an ERISA Affiliate has contributed during the preceding 12 months, determined as if a "complete withdrawal", within the meaning of section 4203 of ERISA, had occurred as of the date hereof, does not exceed $10,000.

     (vi) Neither the Company nor the Subsidiary has any obligations for retiree health and life benefits under any Plan, except as set forth in the Disclosure Schedule. The Company or the Subsidiary may amend or terminate any such Plan pursuant to the terms thereof.

     (vii) The consummation of the transactions contemplated by this Agreement will not (x) entitle any employees of the Company or the Subsidiary to severance pay, (y) accelerate the time of payment or vesting or trigger any payment of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the Compensation and Benefit Plans or (z) result in any breach or violation of, or a default under any of the Compensation and Benefit Plans.

     (viii) All Compensation and Benefit Plans covering non-U.S. Employees comply in all material respects with applicable local law. The Company and the Subsidiary have no material unfunded liabilities with respect to any Pension Plan which covers non-U.S. Employees.

     (t)  Takeover Statutes.  No "fair price", "moratorium",
          -----------------
"control share acquisition," "business combination" or other similar antitakeover statute or regulation (each a "Takeover Statute") is
                                            ----------------
applicable to the Company, the Subsidiary, the Shares, the Offer or the transactions contemplated hereby.

     (u)  Environmental Matters.  Except to the extent that the
          ---------------------
Company's noncompliance with the following would not reasonably be likely to have a material adverse effect on the financial condition, properties, business or results of operations of the Company and the Subsidiary taken as a whole: (i) the Company and the Subsidiary have complied at all times with all applicable Environmental Laws; (ii) to the best of the Company's knowledge after reasonable inquiry, all properties currently owned or operated by the Company or the Subsidiary (including soils, groundwater, surface water, buildings or other structures) have not been contaminated with any Hazardous Substances;
(iii) to the best of the Company's knowledge after reasonable inquiry, any properties formerly owned or operated by the Company or the Subsidiary were not contaminated with Hazardous Substances on or prior to such period of ownership or operation; (iv) neither the Company nor the Subsidiary is subject to liability for any Hazardous Substance disposal or contamination on any third party property; (v) to the best of the Company's knowledge after reasonable inquiry, neither the Company nor the Subsidiary is subject to liability for any release or threat of release of any Hazardous Substance; (vi) neither the Company nor the Subsidiary has received any notice, demand, letter, claim or request for information indicating that it may be in violation of or liable under any Environmental Law; (vii) neither the Company nor the Subsidiary is subject to any order, decree, injunction or other arrangement with any governmental entity or any indemnity or other agreement with any third party relating to liability under any Environmental Law; (viii) none of the properties of the Company or the Subsidiary contain any underground storage tanks, asbestos-containing material, lead products, or polychlorinated biphenyls; (ix) there are no other circumstances or conditions involving the Company or the Subsidiary known to the Company after reasonable inquiry that could reasonably be expected to result in any claims, liability, investigations, costs or restrictions on the ownership, use, or transfer of any property pursuant to any Environmental Law; and (x) the Company has delivered or made available to Purchaser copies of all environmental reports, studies, assessments, sampling data and all other information in its possession relating to asbestos and silica liability and claims including without limitation product and sales information, filing rates, settlements, projected claims, legal advice, reserves, insurance and the use and disposal of asbestos containing material.

     As used herein, the term "Environmental Law" means any federal,
                               -----------------
state or local law, regulation, order, decree, permit, authorization, opinion, common law or agency requirement relating to: (A) the protection, investigation or restoration of the environment, health, safety, or natural resources, (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance, (C) noise, odor, wetlands, pollution, contamination or any injury or threat of injury to persons or property or (D) standards of conduct concerning protection of human health (including, without limitation, employee health and safety), in each case as amended and as now or hereafter in effect, and the term "Hazardous Substance" means any substance that
                      -------------------
is: (A) listed, classified or regulated pursuant to any Environmental Law; (B) any petroleum product or by-product, asbestos-containing material, silica, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon; or (C) any other substance which may be the subject of regulatory action by any governmental authority pursuant to any Environmental Law.

     (v)  Labor Relations.  (i) The Company and the Subsidiary are
          ---------------
(and, since January 1, 1994, have been) in material compliance with all federal, state, local and other applicable law respecting employment and employment practices, terms and conditions of employment and wages and hours; (ii) there is (and, since January 1, 1994, has been) no unfair labor practice, complaint, charge or other matter against or involving the Company or the Subsidiary pending or threatened before any Governmental Entity; (iii) there is no (and, since January 1, 1994 has not been) labor strike, dispute, organizing effort, slow down, stoppage or other labor difficulty pending, involving or, to the best of the Company's knowledge, threatened, against or affecting the Company or the Subsidiary; (iv) no representation question exists, or has existed since January 1, 1994, with respect to the respective employees of the Company or the Subsidiary; (v) no grievance which might have an adverse effect on the Company or the Subsidiary or on the conduct of its business nor any arbitration proceeding arising out of or under collective bargaining agreements is pending, and no claim therefor exists; and (vi) there is (and, since January 1, 1994, has been) no collective bargaining agreement which is binding on the Company or the Subsidiary.

     (w)  Litigation. There are no (i) civil, criminal or
          ----------
administrative actions, suits, claims, hearings, investigations or proceedings (collectively, "Actions") pending or, to the knowledge of
                            -------
the management of the Company, threatened against the Company or the Subsidiary or (ii) obligations or liabilities, whether or not accrued, contingent or otherwise, including, without limitation, those relating to matters involving any Environmental Law (as defined in Section 4.1(u)).

     (x)  Compliance with Laws.
          --------------------

               (i) Generally.  The Company and the Subsidiary
                   ---------
are (and during the preceding five years have been) in material compliance with all applicable law (including those involving antitrust, unfair competition, trade regulation, antipollution, environmental, employment, safety, health and food and drug matters). Without limiting the foregoing, neither the Company nor the Subsidiary has at any time made any illegal payment for political contributions, any bribe or illegal kickback payment, or any practice or procedure which results or will result in the illegal payment by or on behalf of the Company or the Subsidiary to a person in connection with a referral to the Company or the Subsidiary by such person.

                     (ii) Charges or Violations.  The Company and
                          ---------------------
the Subsidiary are not (and, during the preceding five years, have not been) either charged with, in receipt of any notice or warning of, or under investigation with respect to, any failure or alleged failure to materially comply with any provision of any applicable law.

                     (iii) Permits.  Without limiting the
                           -------
foregoing: (A) a list of all occupancy certificates and other licenses, permits and certificates ("Permits") required of the Company or the Subsidiary in connection with its ownership, possession, use, occupancy or operation of any of the Properties owned, leased or used by it are set forth in the Disclosure Schedule; (B) all of the Permits are in full force and effect in all material respects; (C) the Company and the Subsidiary are (and have been) in material compliance with the Permits; and (D) none of the Permits will be affected by, or require the consent of any party by reason of, the transactions contemplated by this Agreement where such effect or failure to obtain such consent would restrict or hamper the operation of any operating facility owned, leased or used by the Company or the Subsidiary.

     (y)  Bank Accounts.  The Disclosure Schedule lists all bank,
          -------------
money market, savings and similar accounts and safe deposit boxes of the Company and the Subsidiary, specifying the account numbers and the authorized signatories or persons having access to them.

     (z)  Transactions with Affiliates.  No holder of 10% or more of
          ----------------------------
the outstanding common stock of the Company nor any person controlled by some combination of them, no officer or director of the Company or the Subsidiary, nor any "affiliate" or "associate" (as such terms are defined in the rules and regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "1933 Act")) of any of the foregoing:

                     (i) is a party to any lease, sublease,
contract, agreement, commitment, understanding or other arrangement of any kind whatsoever, involving any such person and the Company or the Subsidiary;

                     (ii) owns directly or indirectly, in whole or in part, any property that the Company or the Subsidiary uses or otherwise has rights in respect of; or

                     (iii) has any cause of action or other claim whatsoever against, or owes any amount to, the Company or the Subsidiary other than (i) for compensation (including fringe benefits) to officers and employees disclosed pursuant to Section 4.1(s) and for reimbursement of ordinary and necessary expenses incurred in connection with employment by the Company or the Subsidiary and (ii) as otherwise disclosed pursuant to this Agreement.

     (aa) Commissions.  No person, firm or corporation is entitled
          -----------
to any commission or broker's or finder's fee in connection with the transactions contemplated by this Agreement by reason of any act or omission of the Company or the Subsidiary, other than payment to Pacific Crest Securities with respect to the issuing of its fairness opinion in accordance with its engagement agreement with the Company, a true and complete copy of which has been provided to Purchaser.

     (bb) Generally.  No representation or warranty by the Company
          ---------
in this Agreement or in the Disclosure Schedule, any Exhibit or closing certificate furnished or to be furnished to Purchaser pursuant to this Agreement or in connection with the transactions contemplated by this Agreement contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact, necessary to make the statements herein or therein, in light of the circumstances in which they were made, not misleading.

     4.2  Representations and Warranties of Purchaser.  Purchaser
          -------------------------------------------
represents and warrants to the Company that:

     (a)  Corporate Organization and Qualification.  Each of
          ----------------------------------------
Purchaser and its subsidiaries is a corporation duly organized and validly existing under the laws of its jurisdiction of incorporation and is in good standing as a foreign corporation in each jurisdiction where the properties owned, leased or operated, or the business conducted, by it require such qualification except for such failure to so qualify or to be in such good standing, which, when taken together with all other such failures, is not reasonably likely to have a material adverse effect on the financial condition, properties, business or results of operations of Purchaser and its subsidiaries, taken as a whole. Each of Purchaser and its subsidiaries has the requisite corporate power and authority to carry on its respective businesses as they are now being conducted.

     (b)  Corporate Authority.  Purchaser has full corporate power
          -------------------
and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by Purchaser of this Agreement, and the consummation of the transactions contemplated hereby, have been duly authorized by Purchaser's Board of Directors and no corporate action on the part of Purchaser is necessary to authorize the execution and delivery by Purchaser of this Agreement and the consummation by Purchaser of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Purchaser and, assuming due and valid authorization, execution and delivery hereof by the Company, is a valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors' rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

     (c)  Governmental Filings; No Violations.
          -----------------------------------

     (i) Other than the Regulatory Filings (including the Offer Documents), no notices, reports or other filings are required to be made by Purchaser with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Purchaser from, any Governmental Entity in connection with the execution and delivery of this Agreement by Purchaser and the consummation by Purchaser of the transactions contemplated hereby, the failure to make or obtain any or all of which could prevent, delay or materially burden the transactions contemplated by this Agreement.

     (ii) The execution and delivery of this Agreement by Purchaser do not, and the consummation by Purchaser of the transactions contemplated by this Agreement will not, constitute or result in (i) a breach or violation of, or a default under, the Articles of Incorporation or By-Laws of Purchaser or the comparable governing instruments of any of its subsidiaries or (ii) a breach or violation of, a default under, the acceleration of or the creation of a lien, pledge, security interest or other encumbrance on assets (with or without the giving of notice or the lapse of time) pursuant to, any provision of any contract of Purchaser or any of its subsidiaries or any law, ordinance, rule or regulation or judgment, decree, order, award or governmental or non-governmental permit or license to which Purchaser or any of its subsidiaries are subject, except, in the case of clause (ii) above, for such breaches, violations, defaults or accelerations or changes that, alone or in the aggregate, could not prevent or delay or materially burden the transactions contemplated by this Agreement. None of the information supplied by Purchaser for inclusion in the Schedule 14D-9 will, at the time first sent or given to the Company's stockholders contains any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

     (d)  Funds.  Purchaser has and will have the funds necessary to
          -----
consummate the transactions contemplated by this Agreement.


                             ARTICLE V

                             COVENANTS

     5.1  Interim Operations of the Company.  The Company covenants
          ---------------------------------
and agrees, as to itself and the Subsidiary, that, except as set forth in the Disclosure Schedule, after the date hereof and prior to the Closing Date (unless Purchaser shall otherwise agree in writing and except as otherwise permitted or required by this Agreement):

     (a) the business of the Company and the Subsidiary shall be conducted only in the ordinary and usual course and, to the extent consistent therewith, the Company and the

Subsidiary shall use commercially reasonable efforts to preserve its business organization intact and maintain its existing relations with customers, suppliers, employees and business associates;

     (b) the Company shall not (i) sell or pledge or agree to sell or pledge any stock owned by it in the Subsidiary; (ii) amend the Company Articles or Company By-Laws; (iii) split, combine or reclassify the outstanding Shares; or (iv) declare, set aside or pay any dividend payable in cash, stock or property with respect to the Shares;

     (c) neither the Company nor the Subsidiary shall (i) other than pursuant to the exercise of options outstanding on the date hereof, issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of its capital stock of any class of the Company or the Subsidiary or any other property or assets other than, in the case of the Company, Shares issuable pursuant to options outstanding on the date hereof under the Stock Plan; (ii) transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of or encumber any assets or incur or modify any indebtedness or other liability other than in the ordinary and usual course of business; (iii) acquire directly or indirectly by redemption or otherwise any shares of the capital stock of the Company; (iv) authorize capital expenditures for items in excess of $5,000; or (v) make any acquisition of another person or entity (by merger, consolidation or acquisition of stock or assets) or any investment in, assets or stock of any other person or entity;

     (d) except for the employment agreements and non-competition agreement contemplated by Section 6.1(b), neither the Company nor the Subsidiary shall grant any severance or termination pay to, or enter into any employment or severance agreement with any director, officer or other employee of the Company or the Subsidiary; and neither the Company nor the Subsidiary shall establish, adopt, enter into, make any new grants or awards under or amend, any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, employee stock ownership, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any directors, officers or employees (the "Benefit Plans");
                   -------------

     (e) except with the consent of Purchaser, neither the Company nor the Subsidiary shall settle or compromise any material claims or litigation or, modify, amend or terminate any of its joint venture agreements, partnership agreements or material contracts or waive, release or assign any material rights or claims;

     (f) neither the Company nor the Subsidiary shall make any tax election or permit any insurance policy naming it as a beneficiary or a loss payable payee to be canceled or terminated without notice to Purchaser;

     (g) except as may be required as a result of a change in law or in generally accepted accounting principles, neither the Company nor the Subsidiary shall change any of their respective accounting practices or principles;

     (h) neither the Company nor the Subsidiary shall adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization, or other reorganization of the Company or the Subsidiary; and

     (i)  neither the Company nor the Subsidiary will authorize or enter into an agreement to do any of the foregoing or take any action that would make any of the representations or warranties of the Company contained in this Agreement untrue or incorrect as of the date when made if such action had then been taken, or would result in any of the Offer Conditions set forth in Annex A not being satisfied.
                        -------

     5.2  Acquisition Proposals.  The Company, its affiliates and
          ---------------------
its and their respective officers, directors, employees, representatives and agents (including, without limitation, any investment banker, attorney or accountant retained by the Company or the Subsidiary) shall immediately cease all existing discussions or negotiations, if any, with any parties conducted heretofore with respect to any acquisition or exchange of all or any material portion of the assets of, or any of the equity interest in, the Company or the Subsidiary (by direct purchase from the Company or the Subsidiary, tender or exchange offer or otherwise) or any business combination, merger, consolidation or similar transaction (including an exchange of stock or assets) with or involving the Company or the Subsidiary or any division of the Company or the Subsidiary (an "Acquisition Transaction"). Neither the Company nor
                -----------------------
any of its affiliates, nor any of its or their respective officers, directors, employees, representatives or agents (including, without limitation, any investment banker, attorney or accountant retained by the Company or the Subsidiary) shall, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Purchaser, any affiliate or associate of Purchaser or any designees of Purchaser) with respect to any inquiries or the making of any offer or proposal (including, without limitation, any offer or proposal to the stockholders of the Company) concerning an Acquisition Transaction (an "Acquisition Proposal"),
                                           --------------------
unless the Board of Directors of the Company determines in good faith after consultation with outside legal counsel that such action is necessary in order for its directors to comply with their respective fiduciary duties under applicable law (any such more favorable Acquisition Proposal being referred to in this Agreement as a "Superior
                                                               ---------
Proposal").  The Company will take the necessary steps to inform the
--------
individuals or entities referred to in the first sentence hereof of the obligations undertaken in this Section 5.2. The Company will notify Purchaser immediately if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with the Company, the name of the person making such proposals, the material terms and conditions of such proposals and thereafter shall keep Purchaser informed, on a current basis, of the status and terms of such proposals and the status of such negotiations or discussions. The Company agrees not to release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which the Company is a party, unless the Board of Directors of the Company shall have determined in good faith, based upon the advice of outside counsel to the Company, that failing to release such third party or waive such provisions would constitute a breach of the fiduciary duties of the Board of Directors of the Company under applicable law.

     5.3  Filings; Other Action.  (a) Subject to the terms and
          ---------------------
conditions herein provided, the Company and Purchaser shall: (i) promptly make their respective Regulatory Filings with respect to the Offer; and (ii) use all reasonable efforts to promptly take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or appropriate under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including but not limited to cooperating in the preparation and filing of the Offer Documents, the Schedule 14D-9 and any amendments to any thereof. The Company shall use all reasonable efforts to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with the Company and the Subsidiary as are necessary for the consummation of the transactions contemplated by this Agreement and to fulfill the conditions to the Offer. Notwithstanding anything contained herein to the contrary, Purchaser shall be under no obligation whatsoever to make or accept or engage in negotiations for any settlement with any governmental entity or any other arrangement involving the sale, disposition, or separate holding, through the establishment of a trust, or otherwise, of the business or any of the assets of the Company or the Subsidiary acquired pursuant to this Agreement, or any portion thereof, or particular assets of Purchaser or its subsidiaries or any of Purchaser Companies in order to complete the transactions contemplated herein.

     (b) The Company and Purchaser each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by Purchaser or the Company, as the case may be, or any of their subsidiaries, from any Governmental Entity with respect to the Offer or any of the other transactions contemplated by this Agreement.

     5.4  Access.  The Company shall (and shall cause the Subsidiary
          ------
to) afford Purchaser's officers, employees, counsel, lenders, accountants and other authorized representatives ("Representatives")
                                                   ---------------
reasonable access, during normal business hours throughout the period prior to the Closing Date, to the Representatives of the Company (and the Subsidiary) and its properties, books, contracts and records and, during such period, the Company shall (and shall cause the Subsidiary
to) furnish promptly to Purchaser all information concerning its business, properties and personnel as Purchaser or its Representatives may reasonably request, provided that no investigation pursuant to
                        --------
this Section 5.4 shall affect or be deemed to modify any representation or warranty made by the Company. All requests for information made pursuant to this Section shall be directed to an executive officer of the Company or such person as may be designated by any such officer.

     5.5  Notification of Certain Matters.  Except as otherwise
          -------------------------------
disclosed herein, the Company shall give prompt notice to Purchaser of:
(a) any notice of, or other communication relating to, any environmental matter, a default or event that, with notice or lapse of time or both, would become a default, received by the Company or the Subsidiary subsequent to the date of this Agreement and prior to the Closing Date, under any Contract, Lease, Debt Instrument, Intellectual Property License or Insurance Policy to which the Company or the Subsidiary is a party or is subject; (b) any changes or developments relating to any Action pending or, to the knowledge of management of the Company, threatened against the Company or the Subsidiary existing as of the date hereof; (c) any new Actions pending or, to the knowledge of management of the Company, threatened against the Company or the Subsidiary since the date hereof; (d) any material adverse change in the financial condition or results of operations of the Company and the Subsidiary taken as a whole as compared to the financial condition and results of operations of the Company and the Subsidiary disclosed in the consolidated financial statements of the Company as of and for the fiscal year ended December 31, 1998 or the occurrence of any event which, so far as reasonably can be foreseen at the time of its occurrence, is reasonably likely to result in any such change; and
(e) any material adverse change in the properties or business of the Company and the Subsidiary taken as a whole or the occurrence of any event which, so far as reasonably can be foreseen at the time of its occurrence, is reasonably likely to result in any such change. Each of the Company and Purchaser shall give prompt notice to the other party of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement.

     5.6  Publicity.  The initial press release relating to the
          ---------
execution of this Agreement shall be a joint press release and thereafter the Company and Purchaser, unless they have previously agreed in writing to the contrary, will not issue any press release or otherwise make a public statement with respect to the transactions contemplated hereby or make any filings with any Governmental Entity or with any national securities exchange with respect thereto, unless in the written opinion of counsel to the party desiring to make such disclosure, a copy of which opinion shall be delivered to the other party as promptly as practicable under the circumstances, such disclosure is required by law or stock exchange rule or regulation.

     5.7  Environmental Filings.  The Company shall promptly make
          ---------------------
all filings, notifications, applications, permit transfers and other submissions relating to the Offer that may be required pursuant to any Environmental Laws including without limitation those relating to the ownership, operation or transfer of real property, underground storage tanks, waste disposal locations or landfills and closure and post closure financial assurances ("Environmental Submissions"). The
                               -------------------------
Company shall provide Purchaser with copies of all Environmental Submissions at the time of filing and Purchaser shall cooperate with the Company in the preparation and execution of all Environmental Submissions.

     5.8  Takeover Statutes.  If any Takeover Statute shall become
          -----------------
applicable to the transactions contemplated hereby, the Company and the members of the Board of Directors of the Company shall grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

     5.9  Availability of Financing.  To fund the growth of the
          -------------------------
Company's business after the Closing, Purchaser shall make available to the Company up to $3,000,000 of subordinated debt financing and/or facilitate the refinancing and possible increase of the Company's existing credit facilities on more favorable terms, all as then determined by the Company's Board of Directors to be in the best interest of the Company.


                             ARTICLE VI

                             CONDITIONS

     6.1  Conditions to Obligations of Purchaser.  The obligation of
          --------------------------------------
Purchaser to consummate the purchase of Shares pursuant to the Offer and the other transactions contemplated by this Agreement is subject to the fulfillment of each of the following conditions, any or all of which may be waived in whole or in part by Purchaser:

     (a)  each of the Offer Conditions shall have been fulfilled;

     (b) the Company shall have entered into employment agreements with Ronald L. Bogh and Paul M. Gilson, and a non-competition agreement with Douglas C. Nelson, each substantially in the form of Annexes B, C and D hereto, respectively;

     (c) The Company shall have received the written opinion of the Financial Advisor that the terms of the Offer are fair, from a financial point of view, to the stockholders of the Company and such opinion shall not have been withdrawn;

     (d) Purchaser shall have received confirmation that the Company's common stock shall continue to be listed on the Nasdaq SmallCap Market following the Closing without any conditions which Purchaser in its reasonable judgment shall deem to be materially adverse;

     (e) Douglas C. Nelson shall have entered into an agreement with the Company, in form and substance satisfactory to Purchaser in Purchaser's sole discretion, waiving the Company's existing obligations to guarantee a price per share on shares of the Common Stock which may be sold by Douglas C. Nelson and providing for the surrender by Douglas
C. Nelson of all of his options to purchase shares of Common Stock;

     (f) The Company's Board of Directors shall consist of Ronald L. Bogh, Paul M. Gilson and, at Purchaser's option, up to four additional persons designated by Purchaser, two of whom shall be Marvin S. Wool and Gregory J. Divis;

     (g) Purchaser shall have received the legal opinion of Davis Wright Tremaine LLP, counsel to the Company, in the form attached hereto as Annex E;
   -------

     (h)  Purchaser shall have entered into agreements in
substantially the form of Annex F hereto with each of Ronald L. Bogh,
                          -------
Douglas C. Nelson and James V. Reimann providing for the tender of such amounts of their shares of Common Stock pursuant to the Offer, as Purchaser and such stockholders shall agree in order to facilitate the transactions contemplated hereby;

     (i) No United States or state court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the transactions contemplated by this Agreement or imposes material restrictions on Purchaser in connection with consummation of the purchase of the Shares pursuant to the Offer or with respect to Purchaser's or the Company's business operations, either prior to or subsequent to the purchase of the Shares pursuant to the Offer (collectively, an "Order");

     (j) Purchaser shall have entered into an agreement with each of Edward DeRaeve and Jerry K. Brown, directors of the Company, providing that he shall not exercise on or prior to the Closing any stock option issued to him pursuant to the Stock Plan; and

     (k)  The Company shall have taken all actions required by Section
7.1.3 of the Stock Plan to prevent the acceleration of the vesting of stock options issued pursuant to the Stock Plan by reason of the transactions contemplated by this Agreement.

     6.2  Conditions to Obligations of the Company. The obligation
          ----------------------------------------
of the Company to consummate the transactions contemplated by this Agreement is subject to the fulfillment of each of the following conditions, any or all of which may be waived in whole or in part by the
Company:

     (a) Purchaser shall not have breached or failed to perform in any material respect any of its obligations, covenants or agreements contained in this Agreement and no representation or warranty of Purchaser set forth in this Agreement shall have been inaccurate or incomplete in any material respect when made or thereafter shall have become inaccurate or incomplete in any material respect;

     (b) The Company shall have received the written opinion of the Financial Advisor that the terms of the Offer are fair, from a financial point of view, to the stockholders of the Company and such opinion shall not have been withdrawn;

     (c) The Company shall have received confirmation that the Company's common stock shall continue to be listed on the Nasdaq
SmallCap Market following the Closing without any conditions which the Company in its reasonable judgment shall deem to be materially adverse; and

     (d)  There shall be in effect no Order.


                            ARTICLE VII

                            TERMINATION

     7.1  Termination by Mutual Consent.  This Agreement may be
          -----------------------------
terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing Date, by the mutual consent of Purchaser and the Company, by action of their respective Boards of Directors.

     7.2  Termination by Either Purchaser or the Company.  This
          ----------------------------------------------
Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing Date, by action of the Board of Directors of either Purchaser or the Company if (i) Purchaser shall have terminated the Offer without purchasing any Shares pursuant thereto; (ii) any court of competent jurisdiction or other Governmental Entity located or having jurisdiction within the United States or any country in which either the Company or Purchaser, directly or indirectly, has material assets or operations, shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Offer and such order, decree, ruling or other action is or shall have become final and nonappealable; or (iii) the Closing shall not have occurred on or before June 30, 1999.

     7.3  Termination by Purchaser.  This Agreement may be
          ------------------------
terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing Date, by action of the Board of Directors of Purchaser, if (i) the Company shall have breached or failed to perform in any material respect any of the covenants or agreements contained in this Agreement to be complied with or performed by the Company prior to such date of termination which breach or failure shall not have been cured prior to the earlier of (A) five business days following the giving of written notice to the Company of such breach or failure and (B) two business days prior to the date on which the Offer is then scheduled to expire, or any representation or warranty of the Company set forth in this Agreement shall have been inaccurate or incomplete when made except for such failures to be complete or accurate that, individually or in the aggregate, could not reasonably be expected to have a material adverse effect on the financial condition, properties, business or results of operations of the Company and its subsidiaries taken as a whole or could prevent or materially delay the transactions contemplated by this Agreement or impair the ability of Purchaser, the Company or any of their respective affiliates, following consummation of the Offer, to conduct any material business or operations in any jurisdiction where they are now being conducted, (ii) the Board of Directors of the Company (or a special committee thereof) shall have amended, modified or withdrawn in a manner adverse to Purchaser its approval or recommendation of the Offer or this Agreement or the Board of Directors of the Company (or a special committee thereof), upon request by Purchaser, shall fail to reaffirm such approval or recommendation, or shall have endorsed, approved or recommended any other Acquisition Proposal, or shall have resolved to do any of the foregoing, or (iii) the Company or any of the other persons or entities described in Section 5.2 shall take any actions that would be proscribed by Section 5.2 but for the exception therein allowing certain actions to be taken if required by fiduciary obligations under applicable law as advised in writing by counsel.

     7.4  Termination by the Company.  This Agreement may be
          --------------------------
terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing Date, by action of the Board of Directors of the Company, (i) if Purchaser (x) shall have breached or failed to perform in any material respect any of the covenants or agreements contained in this Agreement to be complied with or performed by Purchaser prior to such date of termination which shall not have been cured prior to the earlier of (A) five business days following the giving of written notice to Purchaser of such breach or failure and (B) two business days prior to the date on which the Offer is then scheduled to expire, or (y) shall have failed to commence the Offer within the time required in Section 1.1, or (ii) if (w) the Company is not in material breach of any of the terms of this Agreement, (x) the Board of Directors of the Company authorizes the Company, subject to complying with the terms of this Agreement, to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal and the Company notifies Purchaser in writing that it intends to enter into such an agreement, attaching the most current version of such agreement (which shall include all of the material terms, including the price proposed to be paid for Shares pursuant thereto) to such notice,
(y) Purchaser does not make, within two business days of receipt of the Company's written notification of its intention to enter into a binding agreement for a Superior Proposal, an offer that the Board of Directors of the Company determines, in good faith after consultation with its financial advisors, is at least as favorable, from a financial point of view, to the stockholders of the Company as the Superior Proposal and
(z) the Company, prior to such termination, pays to Purchaser in immediately available funds the fees required to be paid pursuant to
Section 7.5(b).

     7.5  Effect of Termination and Abandonment.  (a) In the event
          -------------------------------------
of the termination of this Agreement pursuant to this Article VII, no party hereto (or any of its directors or officers) shall have any liability or further obligation to any other party to this Agreement, except as provided in Section 7.5(b) or (c) below and Section 8.2 and except that nothing herein will relieve any party from liability for any willful breach of this Agreement; provided, however, that if this
                                  --------  -------
Agreement is terminated by Purchaser pursuant to Section 7.3(i) or the Company pursuant to Section 7.4(i), the terminating party's rights to pursue all legal remedies will survive such termination unimpaired; provided further, however, that in no event shall the liability of
----------------  -------
the non-terminating party exceed the sum of $75,000.

     (b)  If (i) (x) the Offer shall have remained open for a minimum of at least 20 business days, (y) after the date hereof any corporation, partnership, person, other entity or group (as defined in Section 13(d)(3) of the Exchange Act) other than Purchaser or any of its subsidiaries or affiliates (collectively, a "Person") shall have
                                             ------
become the beneficial owner of 20% or more of the outstanding Shares after the date of this Agreement or shall have publicly announced a proposal or intention to make an Acquisition Proposal or any Person shall have commenced, or shall have publicly announced an intention to commence, a tender offer or exchange offer for

20% or more of the outstanding Shares, and (z) the Minimum Condition (as defined in Annex A) shall not have been satisfied and the Offer is
           -------
terminated without the purchase of any Shares thereunder, or (ii) Purchaser shall have terminated this Agreement pursuant to Section 7.3(ii) or Section 7.3(iii) or (iii) the Company shall have terminated this Agreement pursuant to Section 7.4(ii), then the Company shall promptly, but in no event later than two days after the date of such termination, reimburse Purchaser (not later than one business day after request by Purchaser) for all of the attorneys' fees and other out-of-pocket fees and expenses reasonably incurred by Purchaser in connection with this Agreement and the transactions contemplated by this Agreement, in each case payable by wire transfer in same day funds. The Company acknowledges that the agreements contained in this Section 7.5(b) are an integral part of the transactions contemplated in this Agreement, and that, without these agreements, Purchaser would not enter into this Agreement; accordingly, if the Company fails to promptly pay the amount due pursuant to this Section 7.5(b), and, in order to obtain such payment, Purchaser commences a suit which results in a judgment against the Company for the fee set forth in this paragraph (b), the Company shall pay to Purchaser its costs and expenses (including attorneys' fees) in connection with such suit.

     (c) If the Offer shall have been terminated prior to Closing by Purchaser because the Minimum Condition shall not have been satisfied or waived on or before the expiration date of the Offer (as such expiration date may be required to be extended pursuant to Section 1.1(a)), then Purchaser shall reimburse the Company for one-half of the amount paid by the Company to the Financial Advisor within five business days after the Company has made written demand to Purchaser therefor and delivered to Purchaser documentation reasonably evidencing the amount of such payment; provided, however, that Purchaser's reimbursement obligation hereunder shall not exceed $15,000 in the aggregate. Purchaser acknowledges that the agreements contained in this Section 7.5(c) are an integral part of the transactions contemplated in this Agreement, and that, without these agreements, the Company would not enter into this Agreement; accordingly, if Purchaser fails to promptly pay the amount due pursuant to this Section 7.5(c), and in order to obtain such payment, the Company commences a suit which results in a judgment against Purchaser for the fees set forth in this Section 7.5(c), Purchaser shall pay to the Company its costs and expenses (including reasonable attorneys' fees) in connection with such suit.


                            ARTICLE VIII

                     MISCELLANEOUS AND GENERAL

     8.1  Payment of Expenses.  Whether or not the purchase of
          -------------------
Shares pursuant to the Offer shall be consummated, each party hereto shall, subject to Section 7.5(b), pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the purchase of Shares pursuant to the Offer.

     8.2  Survival.  The agreements of the Company and Purchaser
          --------
contained in Section 8.1 (Payment of Expenses) shall survive the consummation of the purchase of Shares pursuant to the Offer. The agreements of the Company and Purchaser contained in Sections 5.5 (Access), 5.9 (Availability of Financing), 7.5 (Effect of Termination and Abandonment), 8.1 (Payment of Expenses), 8.6 (Governing Law), 8.7 (Notices), 8.8 (Severability), 8.9 (Entire Agreement, etc.), 8.10 (Parties in Interest), 8.11 (Definition of "Subsidiary") and 8.13 (Captions) shall survive the termination of this Agreement. All other representations, warranties, agreements and covenants in this Agreement shall not survive the consummation of the purchase of Shares pursuant to the Offer or the termination of this Agreement.

     8.3  Modification or Amendment. At any time prior to the
          -------------------------
Closing Date, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties.

     8.4  Waiver of Conditions.  The conditions to each of the
          --------------------
parties' obligations to consummate the purchase of Shares pursuant to the Offer are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable law.

     8.5  Counterparts.  For the convenience of the parties hereto,
          ------------
this Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

     8.6  Governing Law.  This Agreement shall be governed by and
          -------------
construed in accordance with the laws of the State of Missouri.

     8.7  Notices.  Any notice, request, instruction or other
          -------
document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, if to Purchaser, addressed to Purchaser at Dash
                       ---------------
Multi-Corp, Inc., 2500 Adie Road, Maryland Heights, Missouri  63043,
Attention: Marvin S. Wool, Chief Executive Officer (with a copy to Thomas A. Litz, Esq., Thompson Coburn LLP, One Mercantile Center, St. Louis, Missouri 63101); and if to the Company, addressed to the
                        ---------------------
Company at R-B Rubber Products, Inc., 904 E. 10th Avenue, McMinnville, Oregon 97128, Attention: Ronald L. Bogh, Chief Executive Officer (with a copy to David C. Baca, Esq., Davis Wright Tremaine LLP, 1300 SW Fifth Avenue, Suite 2300, Portland, Oregon, 97201-5682), or to such other persons or addresses as may be designated in writing by the party to receive such notice.

     8.8  Severability.  If any term or other provision of this
          ------------
Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

     8.9  Entire Agreement, etc.  This Agreement (including the
          ---------------------
Disclosure Schedule and any exhibits or Annexes hereto) (a) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof, and (b) shall not be assignable by operation of law or otherwise and is not intended to create any obligations to, or rights in respect of, any persons other than the parties hereto.

     8.10 Parties in Interest.  This Agreement shall be binding upon
          -------------------
and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

     8.11 Definition of "Subsidiary".  When a reference is made in
          --------------------------
this Agreement to a subsidiary of a party, the word "subsidiary" means any corporation or other organization whether incorporated or unincorporated of which at least a majority of the securities or interests having by the terms thereof ordinary voting power to elect at least a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its subsidiaries, or by such party and one or more of its subsidiaries.

     8.12 Captions.  The Article, Section and paragraph captions
          --------
herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

       [The remainder of this page is intentionally left blank.]

     IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto on the date first hereinabove written.


                            R-B RUBBER PRODUCTS, INC.



                            By /s/ Ronald L. Bogh
                              -----------------------------------------
                               Ronald L. Bogh
                               President, Chief Executive Officer
                               and Chairman

                            DASH MULTI-CORP, INC.


                            By /s/ Marvin S. Wool
                              -----------------------------------------
                               Marvin S. Wool
                               Chief Executive Officer

                                                              ANNEX A


     CERTAIN CONDITIONS OF THE OFFER.  The capitalized terms used in
     -------------------------------
this Annex A have the meanings set forth in the attached Agreement.
     -------
Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, or may delay the acceptance for payment of or payment for, any tendered Shares, or may, in its sole discretion, terminate or amend the offer as to any Shares not then paid for if, (i) prior to the expiration of the Offer,
(x) a number of Shares which constitutes more than 30% of the voting power (determined on a fully-diluted basis) of all the securities of the Company entitled to vote generally in the election of directors or in connection with a merger shall not have been validly tendered and not withdrawn prior to the expiration of the Offer (the "Minimum
                                                     -------
Condition") or (y) any consent, registration, approval, permit or
---------
authorization of any Governmental Entity applicable to the Offer shall not have been obtained on terms satisfactory to Purchaser in its reasonable judgment, or (ii) on or after April 8, 1999, and at or before the time of payment for any of such Shares (whether or not any Shares have theretofore been accepted for payment), any of the following events shall occur:

          (a) there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities on the Nasdaq SmallCap Market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) a commencement or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, other than the current hostilities in Serbia and Kosovo, (iv) any limitation (whether or not mandatory) by any Governmental Entity on, or any other event which might affect, the extension of credit by banks or other lending institutions, (v) a material change in United States or any other currency exchange rates or a suspension of, or limitation on, the markets therefor, (vi) or in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof, or (vii) any extraordinary or material adverse change in the market price of the Shares or in the United States securities or financial markets generally, including, without limitation, a decline of at least 20% in either the Dow Jones Average of Industrial Stocks or the Standard & Poor's 500 index from the date of the Agreement;

          (b) the Company shall have breached or failed to perform in any material respect any of its obligations, covenants or agreements contained in the Agreement or any representation or warranty of the Company set forth in the Agreement shall have been inaccurate or incomplete in any material respect when made or thereafter shall become inaccurate or incomplete in any material respect;

          (c) there shall be threatened, instituted or pending any Action before any court or other Governmental Entity by any Governmental Entity or instituted or pending any Action by any other person, domestic or foreign: (i) challenging the acquisition by Purchaser of Shares, seeking to restrain or prohibit the consummation of the transactions contemplated by the Offer, seeking to obtain any material damages or otherwise directly or indirectly relating to the transactions contemplated by the Offer; (ii) seeking to prohibit, or impose any material limitations on, Purchaser's ownership or operation of all or any portion of its or the Company's business or assets (including the business or assets of their respective affiliates and subsidiaries), or to compel Purchaser to dispose of or hold separate all or any portion of Purchaser's or the Company's business or assets (including the business or assets of their respective affiliates and subsidiaries) as a result of the transactions contemplated by the Offer; (iii) seeking to make the acceptance for payment, purchase of, or payment for, some or all of the Shares illegal or render Purchaser unable to, or result in a delay in, or restrict, the ability of Purchaser to, accept for payment, purchase or pay for some or all of the Shares; (iv) seeking to impose material limitations on the ability of Purchaser effectively to acquire or hold or to exercise full rights of ownership of the Shares including, without limitation, the right to vote the Shares purchased by it on an equal basis with all other Shares on all matters properly presented to the stockholders; or (v) that, in any event, in the judgment of Purchaser, is reasonably likely to have a material adverse effect on the financial condition, properties, business or operations of the Company or Purchaser (or any of their respective affiliates or subsidiaries) or the value of the Shares to Purchaser or the benefits expected to be derived by Purchaser as a result of consummation of the transactions contemplated by the Offer;

          (d) any statute, rule, regulation, order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed or become applicable to the Offer or the Agreement, or any other action shall have been taken, proposed or threatened, by any court or other Governmental Entity that, in the judgment of Purchaser, could be expected to, directly or indirectly, result in any of the effects of, or have any of the consequences sought to be obtained or achieved in, any Action referred to in clauses (i) through (v) of paragraph (c) above;

          (e) a tender or exchange offer for some portion or all of the Shares shall have been commenced or publicly proposed to be made by another person (including the Company or its subsidiaries), or it shall have been publicly disclosed or Purchaser shall have learned that (i) any person (including the Company or its subsidiaries), entity or "group" (as defined in
     Section 13(d) of the Exchange Act and the rules promulgated thereunder) shall have become the beneficial owner (as defined in
     Section 13(d) of the Exchange Act and the rules promulgated thereunder) of more than 20% of any class or series of capital stock of the Company (including the Shares) other than for bona fide arbitrage purposes or (ii) any person, entity or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender offer or exchange offer for some portion or all of the Shares or a merger, consolidation or other business combination with or involving the Company;

          (f) any change shall have occurred (or any development shall have occurred involving a prospective change) or Purchaser shall have become aware of any fact (including, but not limited to, any such change) that has had, or is reasonably likely to have, a material adverse effect on the financial condition, properties, business or results of operations of the Company and its subsidiaries taken as a whole;

          (g) the Board of Directors of the Company (or a special committee thereof) shall have amended, modified or withdrawn its approval or recommendation of the Offer, or the Agreement, or shall have failed to publicly reconfirm such approval or recommendation upon request by Purchaser, or shall have endorsed, approved or recommended any other Acquisition Proposal, or shall have resolved to do any of the foregoing; or

          (h) the Agreement shall have been terminated by the Company or Purchaser in accordance with its terms or Purchaser shall have reached an agreement or understanding in writing with the Company providing for termination or amendment of the Offer or delay in payment for the Shares;

which, in the sole judgment of Purchaser, in any such case, and regardless of the circumstances (including any action or inaction by Purchaser) giving rise to any such conditions, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment of or payment for Shares.

     The foregoing conditions are for the sole benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances (including any action or inaction by Purchaser) giving rise to such condition or may be waived by Purchaser, by express and specific action to that effect, in whole or in part at any time and from time to time in its sole discretion. Any determination by Purchaser concerning any event described in this Annex A shall be final and binding upon all parties.
                  -------
The failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

                       SHAREHOLDER AGREEMENT

     THIS SHAREHOLDER AGREEMENT (this "Agreement"), dated as of April 8, 1999, by and between Dash Multi-Corp., Inc. a Missouri corporation ("Purchaser"), and Ronald L. Bogh (the "Shareholder").

     WHEREAS, the Shareholder is, as of the date hereof, the record and beneficial owner of the shares of common stock, no par value (the
"Common Stock"), of R-B Rubber Products, Inc., an Oregon corporation (the "Company"), set forth on Annex I hereto;

     WHEREAS, Purchaser and the Company concurrently herewith are entering into a Stock Purchase Agreement dated as of the date hereof (the "Stock Purchase Agreement"), which provides, among other things, for the acquisition by means of a cash tender offer (the "Offer") of 70% of the outstanding shares of Common Stock upon the terms and subject to the conditions set forth in the Stock Purchase Agreement; and

     WHEREAS, in order to induce Purchaser to enter into the Stock Purchase Agreement, the Shareholder has agreed to enter into this Agreement.

     NOW, THEREFORE, in consideration of the foregoing and the execution and delivery by Purchaser of the Stock Purchase Agreement and the mutual representations, warranties, covenants and agreements set forth herein and therein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

     1.   Representations and Warranties of the Shareholder.  The
          -------------------------------------------------
Shareholder hereby represents and warrants to Purchaser as follows:

     (a) Such Shareholder is the record and beneficial owner of the shares of Common Stock (as may be adjusted from time to time pursuant to Section 5 hereof, the "Shares") set forth opposite his name on Annex I to this Agreement.

     (b) Such Shareholder has the legal capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

     (c) This Agreement has been validly executed and delivered by such Shareholder and constitutes the legal, valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, and
(ii) the availability of the remedy of specific performance or injunctive or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any proceeding therefor may be brought.

     (d) Neither the execution and delivery of this Agreement nor the consummation by such Shareholder of the transactions contemplated hereby will violate any other agreement to which such Shareholder is a party.

     (e) The Shares and the certificates representing the Shares owned by such Shareholder are now and at all times during the term hereof will be held by such Shareholder, or by a nominee or custodian for the benefit of such Shareholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising hereunder.

     2.   Representations and Warranties of Purchaser.  Purchaser
          -------------------------------------------
hereby represents and warrants to the Shareholder as follows:

     (a) Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Missouri, and Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, and has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement.

     (b) This Agreement has been duly authorized, executed and delivered by Purchaser and constitutes the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally and
(ii) the availability of the remedy of specific performance or injunctive or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any proceeding therefor may be brought.

     (c) Neither the execution and delivery of this Agreement nor the consummation by Purchaser of the transactions contemplated hereby will result in a violation of, or a default under, or conflict with, any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which Purchaser is a party or bound. The consummation by Purchaser of the transactions contemplated hereby will not violate, or require any consent, approval, or notice under, any provision of any judgment, order, decree, statute, law, rule or regulation applicable to Purchaser, except for any necessary filing under state takeover laws.

     3.   Purchase and Sale of the Shares.  (a) The Shareholder
          -------------------------------
hereby agrees that he shall tender the number of Shares set forth on Annex I into the Offer promptly, and in any event no later than the tenth business day following the commencement of the Offer pursuant to
Section 1.1 of the Stock Purchase Agreement, and that such Shareholder shall not withdraw any Shares so tendered unless the Offer is terminated or has expired. Purchaser shall agree to purchase all the Shares so tendered at a price per Share equal to $3.00 per Share or any higher price that may be paid in the Offer; provided, however, that Purchaser's obligation to accept for payment and pay for the Shares in the Offer is subject to all the terms and conditions of the Offer set forth in the Stock Purchase Agreement and Annex A thereto.

     (b) In the event that within five business days prior to the expiration of the Offer, fewer than 70% of the Company's outstanding shares shall have been validly tendered pursuant to the Offer and not withdrawn, upon the request of Purchaser, the Shareholder shall tender such number of Shares in addition to those to be tendered pursuant to
Section 3(a) as set forth in Annex I as Shareholder is directed by Purchaser, but in no event shall Shareholder be obligated to tender more than the total number of shares then owned by the Shareholder.

     4.   Transfer of the Shares.  Prior to the termination of this
          ----------------------
Agreement, except as otherwise provided herein, the Shareholder shall not: (i) transfer (which term shall include, without limitation, for the purposes of this Agreement, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of the Shares;
(ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of the Shares or any interest therein; (iii) grant any proxy, power-of-attorney or other authorization or consent in or with respect to the Shares; (iv) deposit the Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Shares, or (v) take any other action that would in any way restrict, limit or interfere with the performance of such Shareholder's obligations hereunder or the transactions contemplated hereby.

     5.   Certain Events.  In the event of any stock split, stock
          --------------
dividend, merger, reorganization, recapitalization or other change in the capital structure of the Company affecting the Common Stock or the acquisition of additional shares of Common Stock or other securities or rights of the Company by the Shareholder, the number of Shares shall be adjusted appropriately, and this Agreement and the obligations hereunder shall attach to any additional shares of Common Stock or other securities or rights of the Company issued to or acquired by the Shareholder.

     6.   Certain Other Agreements.  (a) The Shareholder will notify
          ------------------------
Purchaser immediately if any proposals are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with such Shareholder or its representatives or agents, if any, in each case in connection with any Acquisition Proposal (as such term is defined in the Stock Purchase Agreement) indicating, in connection with such notice, the name of the person making such Acquisition Proposal and the terms and conditions of any proposals or offers. The Shareholder agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. Such Shareholder agrees that it shall keep Purchaser informed, on a current basis, of the status and terms of any Acquisition Proposal. Such Shareholder agrees that it will not, directly or indirectly: (i) initiate, solicit or encourage, or take any action to facilitate the making of, any offer or proposal which constitutes or is reasonably likely to lead to any Acquisition Proposal, or (ii) in the event of an unsolicited written Acquisition Proposal, engage in negotiations or discussions with, or provide any information or data to, any person (other than Purchaser, any of its affiliates or representatives and except for information which has been previously publicly disseminated by the Company) relating to any Acquisition Proposal. The foregoing shall not apply to the extent that it is inconsistent with any of Shareholder's duties as a director and/or officer of the Company.

     (b) Shareholder agrees that he shall not exercise on or prior to the Closing (as defined in the Stock Purchase Agreement) any option to purchase shares of Common Stock.

     7.   Further Assurances.  The Shareholder shall, upon request
          ------------------
of Purchaser, execute and deliver any additional documents and take such further actions as may reasonably be deemed by Purchaser to be necessary or desirable to carry out the provisions hereof.

     8.   Termination.  This Agreement, and all rights and
          -----------
obligations of the parties hereunder, shall terminate immediately upon the termination of the Stock Purchase Agreement in accordance with its terms; provided, however, that Sections 8 and 9 shall survive any termination of this Agreement.

     9.   Expenses.  All fees and expenses incurred by any one party
          --------
hereto shall be borne by the party incurring such fees and expenses; provided, that if any legal action is instituted to enforce or interpret the terms of this Agreement, the prevailing party in such action shall be entitled, in addition to any other relief to which the party is entitled, to reimbursement of its actual attorneys fees.

     10.  Public Announcements.  The Shareholder and Purchaser each
          --------------------
agree that it will not issue any press release or otherwise make any public statement with respect to this Agreement or the transactions contemplated hereby without the prior consent of the other party, which consent shall not be unreasonably withheld or delayed; provided, however, that such disclosure can be made without obtaining such prior consent if (i) the disclosure is required by law, and (ii) the party making such disclosure has first used its best efforts to consult with the other party about the form and substance of such disclosure.

     11.  Miscellaneous.
          -------------

     (a) Capitalized terms used and not otherwise defined in this Agreement shall have the respective meanings assigned to such terms in the Stock Purchase Agreement.

     (b) All notices and other communications hereunder shall be in writing and shall be deemed given upon (i) transmitter's confirmation of a receipt of a facsimile transmission, (ii) confirmed delivery by a standard overnight carrier or when delivered by hand or (iii) the expiration of five business days after the day when mailed in the United States by certified or registered mail, postage prepaid, addressed at the following addresses (or at such other address for a party as shall be specified by like notice):

     (A)  if to the Shareholder, to:

          Ronald L. Bogh
          904 East 10th Ave.
          McMinnville, Or. 97128

        (B)  if to Purchaser, to:

             Dash Multi-Corp., Inc.
             2500 Adie Road
             Maryland Heights, Missouri 63043
             Telephone: (314) 432-3200
             Facsimile: (314) 432-3210
             Attention:  Marvin S. Wool
                         Chief Executive Officer

        with a copy to:

             Thompson Coburn LLP
             One Mercantile Center
             St. Louis, Missouri 63101
             Telephone: (314) 552-6000
             Facsimile: (314) 552-7000
             Attention: Thomas A. Litz, Esq.

    (c) The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

    (d) This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall be considered one and the same agreement.

    (e) This Agreement (including the Stock Purchase Agreement and any other documents and instruments referred to herein or therein) constitutes the entire agreement, and supersedes all prior agreements and understandings, whether written and oral, among the parties hereto with respect to the subject matter hereof.

    (f) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Missouri without giving effect to the principles of conflicts of laws thereof.

     (g) Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by, the parties and their respective heirs, legatees, successors and permitted assigns, and the provisions of this Agreement are not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

    (h) If any term, provision, covenant or restriction herein is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this

Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

    (i) Each of the parties hereto acknowledges and agrees that in the event of any breach of this Agreement, each non-breaching party would be irreparably and immediately harmed and could not be made whole by monetary damages. It is accordingly agreed that the parties hereto
(i) will waive, in any action for specific performance, the defense of adequacy of a remedy at law, and (ii) shall be entitled, in addition to any other remedy to which they may be entitled at law or in equity, to compel specific performance of this Agreement.

    (j) No amendment, modification or waiver in respect of this Agreement shall be effective against any party unless it shall be in writing and signed by such party.

        IN WITNESS WHEREOF, Purchaser and the Shareholder have caused this Agreement to be duly executed and delivered as of the date first written above.

                               DASH MULTI-CORP., INC.



                               By /s/ Marvin S. Wool
                                 -----------------------------------------
                                 Marvin S. Wool, Chief Executive Officer




                                 /s/ Ronald L. Bogh
                                 -----------------------------------------
                                 Ronald L. Bogh

                             Annex I
                             -------

(1) Number of Shares Owned
      Beneficially and of Record:                  601,300

(2) Number of Shares Which
      Shareholder Will Tender
      Pursuant to Section 3(a):                    481,040

                     SHAREHOLDER AGREEMENT

     THIS SHAREHOLDER AGREEMENT (this "Agreement"), dated as of April 8, 1999, by and between Dash Multi-Corp., Inc. a Missouri corporation ("Purchaser"), and Douglas C. Nelson (the "Shareholder").

     WHEREAS, the Shareholder is, as of the date hereof, the record and beneficial owner of the shares of common stock, no par value (the
"Common Stock"), of R-B Rubber Products, Inc., an Oregon corporation (the "Company"), set forth on Annex I hereto;

     WHEREAS, Purchaser and the Company concurrently herewith are entering into a Stock Purchase Agreement dated as of the date hereof (the "Stock Purchase Agreement"), which provides, among other things, for the acquisition by means of a cash tender offer (the "Offer") of 70% of the outstanding shares of Common Stock upon the terms and subject to the conditions set forth in the Stock Purchase Agreement; and

     WHEREAS, in order to induce Purchaser to enter into the Stock Purchase Agreement, the Shareholder has agreed to enter into this Agreement.

     NOW, THEREFORE, in consideration of the foregoing and the execution and delivery by Purchaser of the Stock Purchase Agreement and the mutual representations, warranties, covenants and agreements set forth herein and therein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

     1.   Representations and Warranties of the Shareholder.  The
          -------------------------------------------------
Shareholder hereby represents and warrants to Purchaser as follows:

     (a) Such Shareholder is the record and beneficial owner of the shares of Common Stock (as may be adjusted from time to time pursuant to Section 5 hereof, the "Shares") set forth opposite his name on Annex I to this Agreement.

     (b) Such Shareholder has the legal capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

     (c) This Agreement has been validly executed and delivered by such Shareholder and constitutes the legal, valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, and
(ii) the availability of the remedy of specific performance or injunctive or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any proceeding therefor may be brought.

     (d) Neither the execution and delivery of this Agreement nor the consummation by such Shareholder of the transactions contemplated hereby will violate any other agreement to which such Shareholder is a party.

     (e) The Shares and the certificates representing the Shares owned by such Shareholder are now and at all times during the term hereof will be held by such Shareholder, or by a nominee or custodian for the benefit of such Shareholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising hereunder.

     2.   Representations and Warranties of Purchaser.  Purchaser
          -------------------------------------------
hereby represents and warrants to the Shareholder as follows:

     (a) Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Missouri, and Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, and has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement.

     (b) This Agreement has been duly authorized, executed and delivered by Purchaser and constitutes the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally and
(ii) the availability of the remedy of specific performance or injunctive or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any proceeding therefor may be brought.

     (c) Neither the execution and delivery of this Agreement nor the consummation by Purchaser of the transactions contemplated hereby will result in a violation of, or a default under, or conflict with, any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which Purchaser is a party or bound. The consummation by Purchaser of the transactions contemplated hereby will not violate, or require any consent, approval, or notice under, any provision of any judgment, order, decree, statute, law, rule or regulation applicable to Purchaser, except for any necessary filing under state takeover laws.

     3.   Purchase and Sale of the Shares.  (a) The Shareholder
          -------------------------------
hereby agrees that he shall tender the number of Shares set forth on Annex I into the Offer promptly, and in any event no later than the tenth business day following the commencement of the Offer pursuant to
Section 1.1 of the Stock Purchase Agreement, and that such Shareholder shall not withdraw any Shares so tendered unless the Offer is terminated or has expired. Purchaser shall agree to purchase all the Shares so tendered at a price per Share equal to $3.00 per Share or any higher price that may be paid in the Offer; provided, however, that Purchaser's obligation to accept for payment and pay for the Shares in the Offer is subject to all the terms and conditions of the Offer set forth in the Stock Purchase Agreement and Annex A thereto.

     (b) In the event that within five business days prior to the expiration of the Offer, fewer than 70% of the Company's outstanding shares shall have been validly tendered pursuant to the Offer and not withdrawn, upon the request of Purchaser, the Shareholder shall tender such number of Shares in addition to those to be tendered pursuant to
Section 3(a) as set forth in Annex I as Shareholder is directed by Purchaser, but in no event shall Shareholder be obligated to tender more than the total number of shares then owned by the Shareholder.

     4.   Transfer of the Shares.  Prior to the termination of this
          ----------------------
Agreement, except as otherwise provided herein, the Shareholder shall not: (i) transfer (which term shall include, without limitation, for the purposes of this Agreement, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of the Shares;
(ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of the Shares or any interest therein; (iii) grant any proxy, power-of-attorney or other authorization or consent in or with respect to the Shares; (iv) deposit the Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Shares, or (v) take any other action that would in any way restrict, limit or interfere with the performance of such Shareholder's obligations hereunder or the transactions contemplated hereby.

     5.   Certain Events.  In the event of any stock split, stock
          --------------
dividend, merger, reorganization, recapitalization or other change in the capital structure of the Company affecting the Common Stock or the acquisition of additional shares of Common Stock or other securities or rights of the Company by the Shareholder, the number of Shares shall be adjusted appropriately, and this Agreement and the obligations hereunder shall attach to any additional shares of Common Stock or other securities or rights of the Company issued to or acquired by the Shareholder.

     6.   Certain Other Agreements.  (a) The Shareholder will notify
          ------------------------
Purchaser immediately if any proposals are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with such Shareholder or its representatives or agents, if any, in each case in connection with any Acquisition Proposal (as such term is defined in the Stock Purchase Agreement) indicating, in connection with such notice, the name of the person making such Acquisition Proposal and the terms and conditions of any proposals or offers. The Shareholder agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. Such Shareholder agrees that it shall keep Purchaser informed, on a current basis, of the status and terms of any Acquisition Proposal. Such Shareholder agrees that it will not, directly or indirectly: (i) initiate, solicit or encourage, or take any action to facilitate the making of, any offer or proposal which constitutes or is reasonably likely to lead to any Acquisition Proposal, or (ii) in the event of an unsolicited written Acquisition Proposal, engage in negotiations or discussions with, or provide any information or data to, any person (other than Purchaser, any of its affiliates or representatives and except for information which has been previously publicly disseminated by the Company) relating to any Acquisition Proposal. The foregoing shall not apply to the extent that it is inconsistent with any of Shareholder's duties as a director and/or officer of the Company.

     (b) Shareholder agrees that he shall not exercise on or prior to the Closing (as defined in the Stock Purchase Agreement) any option to purchase shares of Common Stock.

     (c) Shareholder hereby irrevocably waives, effective from and after the Closing, his right to require the Company to guarantee a price per share on shares of the Common Stock which he may sell, as more particularly described in Section 5 of that certain Non-Competition, Price Guaranty and Release Agreement dated as of January 31, 1998.

     (d) Shareholder hereby represents and warrants to Purchaser that Shareholder does not own or possess any option, right or warrant to acquire any Common Stock.

     7.   Further Assurances.  The Shareholder shall, upon request
          ------------------
of Purchaser, execute and deliver any additional documents and take such further actions as may reasonably be deemed by Purchaser to be necessary or desirable to carry out the provisions hereof.

     8.   Termination.  This Agreement, and all rights and
          -----------
obligations of the parties hereunder, shall terminate immediately upon the termination of the Stock Purchase Agreement in accordance with its terms; provided, however, that Sections 8 and 9 shall survive any termination of this Agreement.

     9.   Expenses.  All fees and expenses incurred by any one party
          --------
hereto shall be borne by the party incurring such fees and expenses; provided, that if any legal action is instituted to enforce or interpret the terms of this Agreement, the prevailing party in such action shall be entitled, in addition to any other relief to which the party is entitled, to reimbursement of its actual attorneys fees.

     10.  Public Announcements.  The Shareholder and Purchaser each
          --------------------
agree that it will not issue any press release or otherwise make any public statement with respect to this Agreement or the transactions contemplated hereby without the prior consent of the other party, which consent shall not be unreasonably withheld or delayed; provided, however, that such disclosure can be made without obtaining such prior consent if (i) the disclosure is required by law, and (ii) the party making such disclosure has first used its best efforts to consult with the other party about the form and substance of such disclosure.

     11.  Miscellaneous.
          -------------

     (a) Capitalized terms used and not otherwise defined in this Agreement shall have the respective meanings assigned to such terms in the Stock Purchase Agreement.

     (b) All notices and other communications hereunder shall be in writing and shall be deemed given upon (i) transmitter's confirmation of a receipt of a facsimile transmission, (ii) confirmed delivery by a standard overnight carrier or when delivered by hand or (iii) the expiration of five business days after the day when mailed in the United States by certified or registered mail, postage prepaid, addressed at the following addresses (or at such other address for a party as shall be specified by like notice):

     (A)  if to the Shareholder, to:

          Douglas C. Nelson
          1002 Bel Aire Circle
          Las Vegas, NV 89109


     (B)  if to Purchaser, to:

          Dash Multi-Corp., Inc.
          2500 Adie Road
          Maryland Heights, Missouri 63043
          Telephone: (314) 432-3200
          Facsimile: (314) 432-3210
          Attention:  Marvin S. Wool
                      Chief Executive Officer

     with a copy to:

          Thompson Coburn LLP
          One Mercantile Center
          St. Louis, Missouri 63101
          Telephone: (314) 552-6000
          Facsimile: (314) 552-7000
          Attention:  Thomas A. Litz, Esq.

     (c) The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     (d) This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall be considered one and the same agreement.

     (e) This Agreement (including the Stock Purchase Agreement and any other documents and instruments referred to herein or therein) constitutes the entire agreement, and supersedes all prior agreements and understandings, whether written and oral, among the parties hereto with respect to the subject matter hereof.

     (f) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Missouri without giving effect to the principles of conflicts of laws thereof.

     (g) Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by, the parties and their respective heirs, legatees, successors and permitted assigns, and the provisions of this Agreement are not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

     (h) If any term, provision, covenant or restriction herein is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

     (i) Each of the parties hereto acknowledges and agrees that in the event of any breach of this Agreement, each non-breaching party would be irreparably and immediately harmed and could not be made whole by monetary damages. It is accordingly agreed that the parties hereto
(i) will waive, in any action for specific performance, the defense of adequacy of a remedy at law, and (ii) shall be entitled, in addition to any other remedy to which they may be entitled at law or in equity, to compel specific performance of this Agreement.

     (j) No amendment, modification or waiver in respect of this Agreement shall be effective against any party unless it shall be in writing and signed by such party.

     IN WITNESS WHEREOF, Purchaser and the Shareholder have caused this Agreement to be duly executed and delivered as of the date first written above.

                              DASH MULTI-CORP., INC.



                              By /s/ Marvin S. Wool
                                ---------------------------------------
                                Marvin S. Wool, Chief Executive Officer




                                /s/ Douglas C. Nelson
                                ---------------------------------------
                                Douglas C. Nelson

                          Annex I
                          -------

(1) Number of Shares Owned
      Beneficially and of Record:                  407,000

(2) Number of Shares Which
      Shareholder Will Tender
      Pursuant to Section 3(a):                    407,000

                       SHAREHOLDER AGREEMENT

        THIS SHAREHOLDER AGREEMENT (this "Agreement"), dated as of April 8, 1999, by and between Dash Multi-Corp., Inc. a Missouri corporation ("Purchaser"), and James V. Reimann (the "Shareholder").

        WHEREAS, the Shareholder is, as of the date hereof, the record and beneficial owner of the shares of common stock, no par value (the
"Common Stock"), of R-B Rubber Products, Inc., an Oregon corporation
(the "Company"), set forth on Annex I hereto;

        WHEREAS, Purchaser and the Company concurrently herewith are entering into a Stock Purchase Agreement dated as of the date hereof (the "Stock Purchase Agreement"), which provides, among other things, for the acquisition by means of a cash tender offer (the "Offer") of 70% of the outstanding shares of Common Stock upon the terms and subject to the conditions set forth in the Stock Purchase Agreement; and

        WHEREAS, in order to induce Purchaser to enter into the Stock Purchase Agreement, the Shareholder has agreed to enter into this Agreement.

        NOW, THEREFORE, in consideration of the foregoing and the execution and delivery by Purchaser of the Stock Purchase Agreement and the mutual representations, warranties, covenants and agreements set forth herein and therein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

        1.   Representations and Warranties of the Shareholder.  The
             -------------------------------------------------
Shareholder hereby represents and warrants to Purchaser as follows:

        (a) Such Shareholder is the record and beneficial owner of the shares of Common Stock (as may be adjusted from time to time pursuant to Section 5 hereof, the "Shares") set forth opposite his name on Annex I to this Agreement.

        (b) Such Shareholder has the legal capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

        (c) This Agreement has been validly executed and delivered by such Shareholder and constitutes the legal, valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, and
(ii) the availability of the remedy of specific performance or injunctive or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any proceeding therefor may be brought.

        (d) Neither the execution and delivery of this Agreement nor the consummation by such Shareholder of the transactions contemplated hereby will violate any other agreement to which such Shareholder is a party.

        (e) The Shares and the certificates representing the Shares owned by such Shareholder are now and at all times during the term hereof will be held by such Shareholder, or by a nominee or custodian for the benefit of such Shareholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising hereunder.

        2.   Representations and Warranties of Purchaser.  Purchaser
             -------------------------------------------
hereby represents and warrants to the Shareholder as follows:

        (a) Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Missouri, and Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, and has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement.

        (b) This Agreement has been duly authorized, executed and delivered by Purchaser and constitutes the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally and
(ii) the availability of the remedy of specific performance or injunctive or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any proceeding therefor may be brought.

        (c) Neither the execution and delivery of this Agreement nor the consummation by Purchaser of the transactions contemplated hereby will result in a violation of, or a default under, or conflict with, any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which Purchaser is a party or bound. The consummation by Purchaser of the transactions contemplated hereby will not violate, or require any consent, approval, or notice under, any provision of any judgment, order, decree, statute, law, rule or regulation applicable to Purchaser, except for any necessary filing under state takeover laws.

        3.   Purchase and Sale of the Shares.  (a) The Shareholder
             -------------------------------
hereby agrees that he shall tender the number of Shares set forth on Annex I into the Offer promptly, and in any event no later than the tenth business day following the commencement of the Offer pursuant to
Section 1.1 of the Stock Purchase Agreement, and that such Shareholder shall not withdraw any Shares so tendered unless the Offer is terminated or has expired. Purchaser shall agree to purchase all the Shares so tendered at a price per Share equal to $3.00 per Share or any higher price that may be paid in the Offer; provided, however, that Purchaser's obligation to accept for payment and pay for the Shares in the Offer is subject to all the terms and conditions of the Offer set forth in the Stock Purchase Agreement and Annex A thereto.

        (b) In the event that within five business days prior to the expiration of the Offer, fewer than 70% of the Company's outstanding shares shall have been validly tendered pursuant to the Offer and not withdrawn, upon the request of Purchaser, the Shareholder shall tender such number of Shares in addition to those to be tendered pursuant to
Section 3(a) as set forth in Annex I as Shareholder is directed by Purchaser, but in no event shall Shareholder be obligated to tender more than the total number of shares then owned by the Shareholder.

        4.   Transfer of the Shares.  Prior to the termination of this
             ----------------------
Agreement, except as otherwise provided herein, the Shareholder shall not: (i) transfer (which term shall include, without limitation, for the purposes of this Agreement, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of the Shares;
(ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of the Shares or any interest therein; (iii) grant any proxy, power-of-attorney or other authorization or consent in or with respect to the Shares; (iv) deposit the Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Shares, or (v) take any other action that would in any way restrict, limit or interfere with the performance of such Shareholder's obligations hereunder or the transactions contemplated hereby.

        5.   Certain Events.  In the event of any stock split, stock
             --------------
dividend, merger, reorganization, recapitalization or other change in the capital structure of the Company affecting the Common Stock or the acquisition of additional shares of Common Stock or other securities or rights of the Company by the Shareholder, the number of Shares shall be adjusted appropriately, and this Agreement and the obligations hereunder shall attach to any additional shares of Common Stock or other securities or rights of the Company issued to or acquired by the Shareholder.

        6.   Certain Other Agreements.  (a) The Shareholder will notify
             ------------------------
Purchaser immediately if any proposals are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with such Shareholder or its representatives or agents, if any, in each case in connection with any Acquisition Proposal (as such term is defined in the Stock Purchase Agreement) indicating, in connection with such notice, the name of the person making such Acquisition Proposal and the terms and conditions of any proposals or offers. The Shareholder agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. Such Shareholder agrees that it shall keep Purchaser informed, on a current basis, of the status and terms of any Acquisition Proposal. Such Shareholder agrees that it will not, directly or indirectly: (i) initiate, solicit or encourage, or take any action to facilitate the making of, any offer or proposal which constitutes or is reasonably likely to lead to any Acquisition Proposal, or (ii) in the event of an unsolicited written Acquisition Proposal, engage in negotiations or discussions with, or provide any information or data to, any person (other than Purchaser, any of its affiliates or representatives and except for information which has been previously publicly disseminated by the Company) relating to any Acquisition Proposal. The foregoing shall not apply to the extent that it is inconsistent with any of Shareholder's duties as a director and/or officer of the Company.

        (b) Shareholder agrees that he shall not exercise on or prior to the Closing (as defined in the Stock Purchase Agreement) any option to purchase shares of Common Stock.

        7.   Further Assurances.  The Shareholder shall, upon request
             ------------------
of Purchaser, execute and deliver any additional documents and take such further actions as may reasonably be deemed by Purchaser to be necessary or desirable to carry out the provisions hereof.

        8.   Termination.  This Agreement, and all rights and
             -----------
obligations of the parties hereunder, shall terminate immediately upon the termination of the Stock Purchase Agreement in accordance with its terms; provided, however, that Sections 8 and 9 shall survive any termination of this Agreement.

        9.   Expenses.  All fees and expenses incurred by any one party
             --------
hereto shall be borne by the party incurring such fees and expenses; provided, that if any legal action is instituted to enforce or interpret the terms of this Agreement, the prevailing party in such action shall be entitled, in addition to any other relief to which the party is entitled, to reimbursement of its actual attorneys fees.

        10.  Public Announcements.  The Shareholder and Purchaser each
             --------------------
agree that it will not issue any press release or otherwise make any public statement with respect to this Agreement or the transactions contemplated hereby without the prior consent of the other party, which consent shall not be unreasonably withheld or delayed; provided, however, that such disclosure can be made without obtaining such prior consent if (i) the disclosure is required by law, and (ii) the party making such disclosure has first used its best efforts to consult with the other party about the form and substance of such disclosure.

        11.  Miscellaneous.
             -------------

        (a) Capitalized terms used and not otherwise defined in this Agreement shall have the respective meanings assigned to such terms in the Stock Purchase Agreement.

        (b) All notices and other communications hereunder shall be in writing and shall be deemed given upon (i) transmitter's confirmation of a receipt of a facsimile transmission, (ii) confirmed delivery by a standard overnight carrier or when delivered by hand or (iii) the expiration of five business days after the day when mailed in the United States by certified or registered mail, postage prepaid, addressed at the following addresses (or at such other address for a party as shall be specified by like notice):

        (A)  if to the Shareholder, to:

             James V. Reimann
             5605 Inland Shores Way N.
             Suite 202
             Keizer, OR 97303


        (B)  if to Purchaser, to:

             Dash Multi-Corp., Inc.
             2500 Adie Road
             Maryland Heights, Missouri 63043
             Telephone: (314) 432-3200
             Facsimile: (314) 432-3210
             Attention:  Marvin S. Wool
                         Chief Executive Officer

        with a copy to:

             Thompson Coburn LLP
             One Mercantile Center
             St. Louis, Missouri 63101
             Telephone: (314) 552-6000
             Facsimile: (314) 552-7000
             Attention: Thomas A. Litz, Esq.

        (c) The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

        (d) This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall be considered one and the same agreement.

        (e) This Agreement (including the Stock Purchase Agreement and any other documents and instruments referred to herein or therein) constitutes the entire agreement, and supersedes all prior agreements and understandings, whether written and oral, among the parties hereto with respect to the subject matter hereof.

        (f) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Missouri without giving effect to the principles of conflicts of laws thereof.

        (g) Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by, the parties and their respective heirs, legatees, successors and permitted assigns, and the provisions of this Agreement are not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

        (h) If any term, provision, covenant or restriction herein is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

        (i) Each of the parties hereto acknowledges and agrees that in the event of any breach of this Agreement, each non-breaching party would be irreparably and immediately harmed and could not be made whole by monetary damages. It is accordingly agreed that the parties hereto
(i) will waive, in any action for specific performance, the defense of adequacy of a remedy at law, and (ii) shall be entitled, in addition to any other remedy to which they may be entitled at law or in equity, to compel specific performance of this Agreement.

        (j) No amendment, modification or waiver in respect of this Agreement shall be effective against any party unless it shall be in writing and signed by such party.

        IN WITNESS WHEREOF, Purchaser and the Shareholder have caused this Agreement to be duly executed and delivered as of the date first written above.

                        DASH MULTI-CORP., INC.



                        By /s/ Marvin S. Wool
                          ---------------------------------------
                          Marvin S. Wool, Chief Executive Officer




                          /s/ James V. Reimann
                          ---------------------------------------
                          James V. Reimann

                             Annex I
                             -------

(1) Number of Shares Owned
      Beneficially and of Record:                      47,500

(2) Number of Shares Which
      Shareholder Will Tender
      Pursuant to Section 3(a):                        47,500

                        EMPLOYMENT AGREEMENT


     THIS EMPLOYMENT AGREEMENT, dated as of the _____ day of __________ 1999, by and between RB RUBBER PRODUCTS, INC. (hereinafter referred to as "Employer" and which, together with its parent company, Dash Multi-Corp, Inc., and any other subsidiaries of Dash Multi-Corp, Inc., are called the "Company" herein) and RONALD BOGH (hereinafter referred to as "Employee").

     WHEREAS, The Company is desirous of having Employee employed by Employer in an executive capacity and Employee wishes to be employed by Employer in such capacity;

     NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth, the parties hereto mutually agree as follows:

     1.   EMPLOYMENT.  Employer hereby employs Employee in an
          ----------
          executive capacity, and Employee hereby accepts such employment and agrees to perform for Employer the duties described herein, faithfully, diligently and to the best of his ability. Employee will be employed to act as the President of Employer.

     2.   TERM OF EMPLOYMENT.  Employee's employment hereunder shall
          ------------------
          become effective on the _____ day of _______________ 1999 and shall have a term of three (3) years. Upon mutual agreement between Employee, Employer and Company, said Agreement may be extended beyond the term of employment in Paragraph 2. All employment under this Agreement shall be subject to the Termination provisions of Paragraph 9 hereunder.

     3.   DUTIES.  Employee agrees to devote his time and attention to
          ------
          the business and affairs of Employer and to use his best efforts to promote the interests of Employer as directed by the Employer, with direction from or as assigned by the Company. Employee agrees to carry out such duties as required to perform his job, assigned or directed by Employer or Company, or mutually agreed on between Employee, Employer and Company.

     4.   COMPENSATION.
          ------------
          (a) Employer will pay Employee for services rendered hereunder as President with a compensation at the rate of: (i) Year One, one hundred sixty thousand eight hundred dollars and no cents ($160,800.00) per annum;
               (ii) Year Two, one hundred seventy thousand four hundred dollars and no cents ($170,400.00) per annum; Year Three, one hundred eighty thousand dollars and no cents ($180,000.00) per annum; payable in equal monthly installments, at the end of each month.
          (b) The compensation rate described in Section 4(a) may be increased at the sole discretion of the Employer, as directed by the Company.
          (c) In addition to the compensation in Section 4(a) of this Agreement, Employee, while employed by Employer pursuant to this Agreement, shall be provided with the use of a company owned vehicle and reimbursement of all expenses in connection with the use of the aforementioned vehicle. In return, Employee agrees to comply with all policies and procedures of the Employer for use of said vehicle and expenses. Upon termination of this Agreement, Employee has the right to purchase the company owned vehicle at the then prevailing book value.

          (d) Payments to Employee pursuant to this Agreement shall be subject to any applicable Federal, State and Local withholdings.

     5.   BENEFITS.  During the term of this Agreement, Employer shall
          --------
          furnish to Employee:
          (a) Medical and Health Care Coverage as provided to the employees of the Employer under the terms and conditions of those Plans as they currently exist, or may exist from time to time during the term of this Agreement.
          (b) Life Insurance as provided to the employees of the Employer under the terms and conditions of those Plans as they currently exist or may exist from time to time during the term of this Agreement.
          (c) Current Life Insurance Policies with The Guardian Life Insurance Company under policy numbers 3326661, 3340193, 3363011, and 3388094, will continue in force under their current terms and conditions. Employer guarantees that upon attaining age sixty-five (65), Employee will have a cash value for these policies of one hundred fifty thousand dollars ($150,000.00), including the value of any Employee loans.
          (d) Employer, as directed by the Company, has the right to terminate life insurance policies 3908036 and 3913470 issued by The Guardian Life Insurance Company, upon thirty (30) days written notice to Employee. Prior to the expiration of this thirty (30) day notice period, Employee has the option of assuming the ownership and premium payments for the aforementioned life insurance policies.
          (e) Employer to pay Michelbook Country Club monthly dues for a period of three (3) years commencing on _____ day of ________________ 1999 with a current cost of one hundred seventy-seven dollars ($177.00) per month.
          (f) Terms and Conditions of any and all benefits now provided or may be provided are at the sole discretion of the Employer as directed by the Company. The Employer, with the consent and direction of the Company, maintains the right to modify, add to, or terminate these programs at any time. Provided that changes to (a) and (b) are done judiciously, and (c) and (e) with comparable benefits.

     6.   BONUS.  Company to provide a "Base Return Plan" patterned
          -----
          after the other Company subsidiaries (attached Addendum A). In the event Employee is terminated under the conditions set forth in Section 9 of this Agreement, Employee shall participate in the "Base Return Plan" for the year of termination. In such circumstances, Employee would receive a pro rated share based on the total number of months employed during the Base Return Year of termination. Should Employee be deceased during a Base Return Year, Employer will assume Employee worked the full Base Return Year. Base Return Year is defined as the Employer's fiscal year.

     7.   EXPENSES.  Employer will reimburse Employee for all
          --------
          reasonable expenses properly incurred by Employee in furtherance of or in connection with the business of Employer, upon submission of such vouchers, received or other evidence as may reasonably be required by Employer or Company.

     8.   CONFIDENTIALITY AGREEMENT.
          -------------------------
          On or before ______ day of _____________ 1999, Employee will duly execute a mutually agreed upon Confidentiality Agreement between the Employee and Employer (attached Addendum B). Both Employee and Employer agree that said Confidentiality Agreement when executed shall stand alone, and shall be performed in accordance with its own terms and provisions, and that the obligations of

          Employee under said Confidentiality Agreement shall not be affected in any way by the termination of this Agreement.

     9.   TERMINATION.  Upon furnishing of notice to the Employee, the
          -----------
          Employer at the direction of the Company may terminate the employment of the Employee for cause, as determined by the Employer or Company at their discretion, at any time during the Employment period by reason of the Employee's (i) neglect of his duties hereunder, (ii) breach of or negligence with respect to his obligations under this Agreement, (iii) engaging in misconduct deemed inconsistent with the Employer's best interest, (iv) the Employee's commission of an act constituting common law fraud or a felony, or (v) the entering a plea of nolo contendere to a charge of a felony or a misdemeanor involving moral turpitude.

     10.  MODIFICATION AND CONSTRUCTION.  This Agreement embodies the
          -----------------------------
          entire Agreement between the parties and there have not been and are no agreements, representations or warranties between the parties other than those set forth or provided for herein. The paragraph headings in this Agreement are inserted for convenience only. This Agreement shall not be changed or modified in whole or in part except by a supplemental written agreement signed by both parties. The failure by any party to insist upon strict compliance by the other party with respect to any of the terms or conditions hereof shall not be deemed a waiver of any such term or condition, nor shall any waiver or relinquishment of any right or power hereunder, at one or more times, be deemed a waiver or relinquishment of such right or power at any other time or times. This Agreement shall be governed and construed by the laws of the State of Oregon, without reference to choice of law principles.

     11.  TERMINATION OF AGREEMENT.  Upon termination of this
          ------------------------
          Agreement for any reason by either party, whether before the expiration date or by death, the Employment Agreement for position of business technician (attached Addendum C) shall immediately become in full force and effect without delay.

     12.  POLICIES.  Employee agrees to comply with all current
          --------
          policies and procedures of the Employer that exist for the employees of the Employer or may exist for the employees of the Employer during the term of this Agreement. Employee further agrees to comply with all policies and procedures as directed or assigned by Company during the term of this Agreement.

     13.  SEVERABILITY.  The invalidity or un-enforceability of a
          ------------
          particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be enforced in all respects to the fullest extent permitted by applicable law.

     14.  ASSIGNMENT, BENEFIT AND BINDING EFFECT.  This Agreement
          --------------------------------------
          shall not be assignable by RB Rubber Products except that Dash may assign this Agreement to any of its subsidiaries, whether current or hereafter acquired or formed; provided, however, no such assignment shall require Employee to relocate as long as RB Rubber Products is a functioning operation in McMinnville, Oregon. Upon proper assignment all of the rights and obligations of RB Rubber Products shall inure to the benefit of and be binding upon such subsidiary in place of RB Rubber Products, which shall thereupon be released therefrom. This Agreement shall inure to the benefit of and be binding upon RB Rubber Products, its successors and assigns, and Employee, his heirs, legal representatives and assigns.

                       * * * * * * * * * * *

                                     RB RUBBER PRODUCTS, INC.

ATTEST:
                                     BY:_______________________________
_______________________________
                    Secretary

                                     EMPLOYEE
[SEAL]
                                     __________________________________
                                     Ronald Bogh






    Employment Agreement for Ronald Bogh signature page
                        page 4 of 4

                         ADDENDUM A

                  RB RUBBER PRODUCTS, INC.
                      BASE RETURN PLAN
                       25%, 30%, 35%



                          I. 25%

PTP  = Pre Tax Profit
BRL  = Base Return Level (Assigned By Company)
B    = Bonus
BE   = Employee Performance Bonus
Be   = All employees (including Employee)


    B = 0.25[(PTP - BRL) - B]
    B = 0.25(PTP - BRL) - 0.25B
1.25B = 0.25(PTP - BRL)
    B = 0.20(PTP - BRL)

    B = BE + Be
   BE = 0.05(PTP - BRL)
   Be = 0.15(PTP - BRL)

                          II. 30%

Maximum amount of Bonus for Employee under formula "Be" in aforementioned I.


                          III. 35%

Maximum percentage that Base Return Level can increase for the next year.

                         ADDENDUM B

                  RB RUBBER PRODUCTS, INC.
                 CONFIDENTIALITY AGREEMENT


In consideration of my employment or continued employment in any capacity by RB Rubber Products, Inc. (which together with any subsidiaries of Dash Multi-Corp are called the "Company" herein) and in consideration of the salary, wages or other compensation paid for my services in the course of such employment, I agree:

     (A) To communicate promptly to the Company all inventions, discoveries and improvements (whether or not they are patentable) conceived or reduced to practice by me, solely or in collaboration with others, from the time of entering the Company's employ until I leave,
(1) which are useful in the business, work or investigations of the Company, or (2) which result from or are suggested by any work which I may do for or on behalf of the Company. If an application for patent for any such invention, discovery or improvement be made by me within six (6) months after I leave the Company's employ, such invention, discovery or improvement shall be presumed to have been conceived during the period of my employment.

     (B) To assist the Company during and subsequent to such employment in every proper way (without charge to the Company but at its expense) to obtain patents or otherwise protect such inventions, discoveries and improvements in any and all countries against appropriation by others; all such inventions, discoveries and improvements (whether patented or not) and any patents that may issue thereon to be the sole and exclusive property of the Company and being hereby assigned thereto; and for the purpose of this clause to execute and do all such documents, acts and things as the Company may deem necessary or desirable.

     (C) To make and maintain adequate and current written records of all such inventions, discoveries and improvements, in the form of notes, sketches, drawings, or reports relating thereto, which records shall be and remain the property of and available to the Company at all times.

     (D) Except as the Company may otherwise consent in writing not to disclose or to discuss with others outside the Company at any time (except as my company duties may require) during my employment, any information, knowledge or data of a confidential nature I may receive during the course of my employment relating to the Company's and/or the Company's customers' business procedures, formulae, methods, machines, manufactures, compositions, inventions, discoveries, improvements or other matters of a confidential nature. (The aforesaid term "confidential" is used in its ordinary sense and does not refer to any governmental security classification.)

     (E) To notify the Company in writing before I make any disclosure or perform or cause to be performed any work for or on behalf of the Company which appears to threaten conflict with:

     (1)  rights I claim in any invention, discovery, or improvement -

          (a)  made by me or others prior to my employment, or

          (b)  otherwise outside the scope of this agreement

     (2)  rights of others arising out of obligations incurred by me -

          (a)  prior to this agreement, or

          (b)  otherwise outside the scope of this agreement

In the event of my failure to give notice under the circumstances specified in (1) of the foregoing, the Company may assume that no such conflicting invention, discovery or improvement exists, and I agree that I will make no claim with respect thereto.

     (F) During and after termination (for any reason) of my employment with the Company, for a period of one (1) year from the time my employment with the Company ceases, I will maintain the confidentiality of trade secrets, customer lists, technical data and other information not in the public domain obtained from or made available to me by the Company and/or customers and/or suppliers of the Company in the course of my employment by the Company; and I will not utilize such information for my individual gain or benefit. Furthermore, I agree to indemnify and hold harmless the Company against any legal liability or damages suffered by it as a result of my breach of this clause or clause (D) above.

     (G) During and after termination (for any reason) of my employment with the Company, I will not, whether through any individual, firm or corporation, or otherwise, become engaged in the development, sales, marketing or management for any individual, firm, or corporation engaged in the development, manufacture or sales of products similar to those developed, manufactured, or sold by the Company for a period of three (3) years from the time my employment with the Company ceases.

     (H) I acknowledge that (a) the separate and distinct promises in this Agreement are reasonable and necessary in order to protect the Company's legitimate business interest; (b) any violation would result in irreparable injury to the Company; and (c) the enforcement of a remedy by way of injunction would not prevent me from earning a living. In the event the Company incurs expenses to retain attorneys to enforce this Agreement, I promise to pay all costs, court costs, fees and expenses of enforcement, including actual attorneys fees, whether or not litigation be commenced.

     (I) It is the intention of the parties to restrict my activities only to the extent necessary for the protection of the Company's legitimate business interest. If any one or more of the promises contained in this Agreement shall for any reason be held to be excessively broad as to time, activity or subject, it shall be construed by limiting and reducing it so as to be enforceable to the extent compatible with the applicable law.

     (J) The Company's failure to exercise any of its rights in the event I breach any of the separate and distinct promises in this Agreement shall not be construed as a waiver of such breach or prevent the Company from later enforcing strict compliance with any and all promises in this Agreement.

     (K) In the event any one or more provisions contained in this Agreement or any application shall be invalid, illegal, or unenforceable in any respect, the validity, legality or enforceability of the remaining provisions of this Agreement and any other application shall not in any way be affected or impaired.

     (L) This Agreement is binding upon and shall benefit the Company, its successors and assigns, and my heirs, executors, administrators and legal representatives.

     (M) The Agreement contains the parties' complete understanding, and there are no other agreements, oral or written, pertaining to the subject matter of this Agreement. Any amendments to this Agreement must be in writing and signed by the parties.

     (N) In order to preserve the Company's rights under this Agreement, the Company may advise any third party with whom I may consider, establish, or contract a relationship, the existence of this Agreement and its terms, and the Company shall have no liability for doing so.

     (O) By providing me with this Agreement, the company does not guarantee or otherwise alter my at-will employment status. I am otherwise free to voluntarily resign from employment and the Company continues to maintain the complete right to terminate this employment relationship, without notice and without recourse; however, the terms of this Agreement will apply after such termination, as applicable.

     (P) In the event the Employer terminates Employee for cause, the laws of the State of Missouri shall apply as to the application and interpretation of this document. In the event the Employee rescinds or otherwise voluntarily terminates his employment the laws of the State of Oregon shall apply as to the application interpretation of this document. The Company and I submit exclusively to the jurisdiction of the courts of St. Louis County, State of Missouri for the purpose of deciding any questions, disputes, causes, whether for injunctive relief or otherwise, arising under this Agreement, and the Secretary of State of the State of Missouri is hereby designated as my agent for service of process for any actions commenced under or to enforce this Agreement in the courts of St. Louis County, State of

Missouri, provided that a copy of such notice shall be mailed to me at my last known address.

     (Q)  ACKNOWLEDGEMENT.  BY SIGNING THIS AGREEMENT, I ACKNOWLEDGE
          ---------------
THAT I HAVE READ IT, THAT I UNDERSTAND AND INTEND TO FULFILL EACH AND EVERY ONE OF THE PROMISES IN THIS AGREEMENT, THAT I UNDERSTAND THIS IS A LEGALLY BINDING AGREEMENT, AND THAT I HAVE RECEIVED A COPY OF THIS AGREEMENT.

     The parties have executed this Agreement as of                 ,
                                                    ----------------
1999.



                                     -----------------------------
                                     (Employee's Signature)



                                     By:
------------------------------          --------------------------
WITNESS                                      "The Company"


     /     /
----- ----- -----
DATE

                         ADDENDUM C

            CONTINUANCE OF EMPLOYMENT AGREEMENT


     THIS CONTINUANCE OF EMPLOYMENT AGREEMENT, dated as of the _____ day of ______________________ 1999, by and between RB RUBBER PRODUCTS, INC. (hereinafter referred to as "Employer" and which, together with its parent company, Dash Multi-Corp, Inc., and any other subsidiaries of Dash Multi-Corp, Inc., are called the "Company" herein) and RONALD BOGH, his successors and assigns (hereinafter jointly referred to as "Employee").

     WHEREAS, The Company is desirous of having Employee employed by Employer in the capacity of a business technician and Employee wishes to be employed by Employer in such capacity;

     NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth, the parties hereto mutually agree as follows:

     1.   EMPLOYMENT.  Employer hereby employs Employee in the
          ----------
          capacity of business technician, and Employee hereby accepts such employment and agrees to perform for Employer the duties described herein, faithfully, diligently and to the best of his ability.

     2.   TERM OF EMPLOYMENT.  Employee's employment hereunder shall
          ------------------
          become effective upon the termination of the Employment Agreement attached hereto as Addendum A and shall continue until the 31st day of December 2008. All employment under this Agreement shall be subject to the Termination provisions of Paragraph 9 hereunder.

     3.   DUTIES.  Employee agrees to devote his time and attention to
          ------
          the business as a technical advisor to operational and management functions of the Employer as directed by the Employer, with direction from or as assigned by the Company. Employee agrees to carry out such duties as required to perform his job, assigned or directed by Employer or Company, or mutually agreed on between Employee Employer and Company. Employer shall not require of Employee a minimum number of hours to perform the duties of this Agreement.

     4.   COMPENSATION.
          ------------
          (a) Employer will pay Employee for services rendered hereunder as a business technician with a compensation at the rate of sixty thousand dollars and no cents ($60,00.00) per annum during the term of this Agreement payable in equal monthly installments, at the end of each month.
          (b) Payments to Employee pursuant to this Agreement shall be subject to any applicable Federal, State and Local withholdings.

     5.   BENEFITS.  During the term of this Agreement, Employer shall
          --------
          furnish to Employee:
          (a) Medical and Health Care Coverage as provided to the employees of the Employer under the terms and conditions of those Plans as they currently exist, or may exist during the term of this Agreement.
          (b) Employee waives any and all benefits not stipulated to in this Agreement.

          (c) Current Life Insurance Policies with The Guardian Life Insurance Company under policy numbers 3326661, 3340193, 3363011, and 3388094, will continue in force under their current terms and conditions.
          (d) Employer, as directed by the Company, has right to terminate life insurance policies 3908036 and 3913470 issued by The Guardian Life Insurance Company, upon thirty (30) days written notice to Employee. Prior to the expiration of this thirty (30) day notice period, Employee has the option of assuming the ownership and premium payment for the aforementioned life insurance policy.
          (e) Upon the conclusion of this Agreement, Employer will reimburse Employee for the cost of Supplemental Medicare Insurance, not to exceed three hundred dollars ($300.00) per month, provided Employee pays for Medicare Part B.
          (f) Terms and Conditions of any and all benefits now provided or may be provided are at the sole discretion of the Employer as directed by the Company. The Employer, with the consent and direction of the Company, maintains the right to modify, add to, or terminate these programs at any time. Provided that changes to (a) are done judiciously, and (c) and (e) with comparable benefits.

     6.   CONFIDENTIALITY AGREEMENT.
          -------------------------
          On or before ______ day of __________________ 1999, Employee will duly execute a mutually agreed upon Confidentiality Agreement between the Employee and Employer (attached Addendum B). Both Employee and Employer agree that said Confidentiality Agreement when executed shall stand alone, and shall be performed in accordance with its own terms and provisions, and that the obligations of Employee under said Confidentiality Agreement shall not be affected in any way by the termination of this Agreement.

     7.   TERMINATION.  Upon furnishing of notice to the Employee, the
          -----------
          Employer, at the direction of the Company, may terminate the employment of the Employee for cause, as determined by the Employer or Company at their discretion, at any time during the employment period by reason of the Employee's (i) commission of an act constituting common law fraud or a felony, or (ii) entering a plea of nolo contendere to a charge of a felony or a misdemeanor involving moral turpitude.

     8.   MODIFICATION AND CONSTRUCTION.  This Agreement embodies the
          -----------------------------
          entire Agreement between the parties and there have not been and are no agreements, representations or warranties between the parties other than those set forth or provided for herein. The paragraph headings in this Agreement are inserted for convenience only. This Agreement shall not be changed or modified in whole or in part except by a supplemental written agreement signed by both parties. The failure by any party to insist upon strict compliance by the other party with respect to any of the terms or conditions hereof shall not be deemed a waiver of any such term or condition, nor shall any waiver or relinquishment of any right or power hereunder, at one or more times, be deemed a waiver or relinquishment of such right or power at any other time or times. This Agreement shall be governed and construed by the laws of the State of Oregon, without reference to choice of law principles.

     9.   SUCCESSION OF AGREEMENT.  In the event Employee is unable to
          -----------------------
          fulfill the terms of this Agreement due to death, or total disability as determined by the Social Security Administration, the surviving spouse, if any, will immediately assume the position of business technician for the remaining term of the Agreement provided she duly executes Employer's Confidentiality Agreement. Aforementioned spouse may, at any time during the term of this Agreement, decline by written notification to Employer and Company the Succession and all terms of this Agreement.


     10.  POLICIES.  Employee agrees to comply with all current
          --------
          policies and procedures of the Employer that exist for the employees of the Employer or may exist for the employees of the Employer during the term of this Agreement. Employee further agrees to comply with all policy and procedures as directed or assigned by Company during the term of this Agreement.

     11.  SEVERABILITY.  The invalidity or un-enforceability of a
          ------------
          particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be enforced in all respects to the fullest extent permitted by applicable law.

     12.  ASSIGNMENT, BENEFIT AND BINDING EFFECT.  This Agreement
          --------------------------------------
          shall not be assignable by RB Rubber Products except that Dash may assign this Agreement to any of its subsidiaries, whether current or hereafter acquired or formed; provided, however, no such assignment shall require Employee to relocate. Upon proper assignment all of the rights and obligations of RB Rubber Products shall inure to the benefit of and be binding upon such subsidiary in place of RB Rubber Products, which shall thereupon be released therefrom. This Agreement shall inure to the benefit of and be binding upon RB Rubber Products, its successors and assigns, and Employee, his heirs, legal representatives and assigns.

                * * * * * * * * * * * * * * * * * * *



                                     RB RUBBER PRODUCTS, INC.

ATTEST:
                                     BY:_______________________________

_______________________________
                     Secretary

                                     EMPLOYEE

[SEAL]
                                     __________________________________
                                     Ronald Bogh





    Employment Agreement for Ronald Bogh  signature page
                        page 3 of 3

                        EMPLOYMENT AGREEMENT


     THIS EMPLOYMENT AGREEMENT, dated as of the _______ day of ________ 1999, by and between RB RUBBER PRODUCTS, INC. (hereinafter referred to as "Employer" and which, together with its parent company, Dash Multi-Corp, Inc., and any other subsidiaries of Dash Multi-Corp, Inc., are called the "Company" herein) and PAUL GILSON (hereinafter referred to as "Employee").

     WHEREAS, The Company is desirous of having Employee employed by Employer in an executive capacity and Employee wishes to be employed by Employer in such capacity;

     NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth, the parties hereto mutually agree as follows:

     1.   EMPLOYMENT.  Employer hereby employs Employee in an
          ----------
          executive capacity, and Employee hereby accepts such employment and agrees to perform for Employer the duties described herein, faithfully, diligently and to the best of his ability. Employee will be employed to act as the Chief Operating Officer and Senior Vice President for Employer.

     2.   TERM OF EMPLOYMENT.  Employee's employment hereunder shall
          ------------------
          become effective on the _____ day of _______________ 1999 and shall have a term of four (4) years. All employment under this Agreement shall be subject to the Termination provisions of Paragraph 9 hereunder.

     3.   DUTIES.  Employee agrees to devote his time and attention to
          ------
          the business and affairs of Employer and to use his best efforts to promote the interests of Employer as directed by the Employer, with direction from or as assigned by the Company. Employee agrees to carry out such duties as required to perform his job, assigned or directed by Employer or Company, or mutually agreed on between Employee, Employer or Company.

     4.   COMPENSATION.
          ------------
          (a) Employer will pay Employee for services rendered hereunder as Chief Operating Officer and Senior Vice President with a compensation at the rate of: (i) Year One, one hundred fourteen thousand dollars and no cents ($114,00.00) per annum; (ii) Year Two, one hundred twenty thousand dollars and no cents ($120,000.00) per annum; Year Three, one hundred twenty-six thousand dollars and no cents ($126,000.00) per annum; Year Four, one hundred thirty-two thousand dollars and no cents ($132,000.00) payable in equal monthly installments, at the end of each month.
          (b) The compensation rate described in Section 4(a) may be increased at the sole discretion of the Employer, as directed by Company.
          (c) In addition to the compensation in Section 4(a) of this Agreement, Employer will continue with lease payments on 1998 Lincoln Navigator for Employee use, and reimbursement of all expenses in connection with the use of the aforementioned vehicle. In return, Employee agrees to comply with all policies and procedures of the Employer for use of said vehicle and expenses. Upon the lease expiration Employee will be furnished a company vehicle comparable to and under the same policies and procedures as the Company. Employer reserves the right to purchase the aforementioned vehicle and provide same to Employee as an Employer owned vehicle.

          (d) Payments to Employee pursuant to this Agreement shall be subject to any applicable Federal, State and Local withholdings.

     5.   BENEFITS.  During the term of this Agreement, Employer shall
          --------
          furnish to Employee:
          (a) Medical and Health Care Coverage as provided to the employees of the Employer under the terms and conditions of those Plans as they currently exist, or may exist during the term of this Agreement.
          (b) Life Insurance as provided to the employees of the Employer under the terms and conditions of those Plans as they currently exist or may exist during the term of this Agreement.
          (c) Current Life Insurance Policy with The Guardian Life Insurance Company under policy number 3909092, will continue in force under their current terms and conditions of that Plan as it currently exist.
          (d) Employer as directed by the Company has the right to terminate life insurance policy 3909094 issued by The Guardian Life Insurance Company, upon thirty (30) day written Notice to Employee. Prior to the expiration of this thirty (30) day notice period, Employee has option of assuming the ownership and premium payment for the aforementioned life insurance policy.
          (e) Terms and Conditions of any and all benefits now provided or may be provided are at the sole discretion of the Employer as directed by the Company. The Employer, with the consent and direction of the Company, maintains the right to modify, add to, or terminate these programs at any time.

     6.   BONUS.  Company to provide a "Base Return Plan" patterned after
          -----
          that of the other Company subsidiaries.

     7.   EXPENSES.  Employer will reimburse Employee for all reasonable
          --------
          expenses properly incurred by Employee in furtherance of or in connection with the business of Employer upon submission of such vouchers, received or other evidence as mayreasonably be required by Employer or Company.

     8.   CONFIDENTIALITY AGREEMENT.
          -------------------------
          On or before _____ day of ________________ 1999, Employee will duly execute a mutually agreed upon Confidentiality Agreement between the Employee and Employer (attached Addendum A). Both Employee and Employer agree that said Confidentiality Agreement when executed shall stand alone, and shall be performed in accordance with its own terms and provisions, and that the obligations of Employee under said Confidentiality Agreement shall not be affected in any way by the termination of this Agreement.

     9.   TERMINATION.  Upon furnishing of notice to the Employee, the
          -----------
          Employer at the direction of the Company may terminate the employment of the Employee for cause, as determined by the Employer or Company at their discretion, at any time during the Employment period by reason of the Employee's (i) neglect of his duties hereunder, (ii) breach of or negligence with respect to his obligations under this Agreement, (iii) engaging in misconduct deemed inconsistent with the Employer's best interest, (iv) the Employee's commission of an act constituting common law fraud or a felony, or (v) the entering a plea of nolo contendere to a charge of a felony or a misdemeanor involving moral turpitude.

          To the extent Employee challenges the determination of cause, the Employee's exclusive remedy shall be submission of the challenge to arbitration. In the event of arbitration a list of five (5) arbitrators would be requested from the American Arbitration Association. A name shall be struck from the list, with the Employee striking first, until one name remains, who then shall be the arbitrator. If the Employee prevails in the challenge, Employer shall pay the arbitrator's fee and expenses. Otherwise, the arbitrator's fee and expenses shall be shared equally.

     10.  MODIFICATION AND CONSTRUCTION.  This Agreement embodies the entire
          -----------------------------
          Agreement between the parties and there have not been and are no agreements, representations or warranties between the parties other than those set forth or provided for herein. The paragraph headings in this Agreement are inserted for convenience only.
          This Agreement shall not be changed or modified in whole or in part except by a supplemental written agreement signed by both parties. The failure by any party to insist upon strict compliance by the other party with respect to any of the terms or conditions hereof shall not be deemed a waiver of any such term or condition, nor shall any waiver or relinquishment of any right or power hereunder, at one or more times, be deemed a waiver or relinquishment of such right or power at any other time or times. This Agreement shall be governed and construed by the laws of the State of Missouri, without reference to choice of law principles.

     11   POLICIES.  Employee agrees to comply with all current policies and
          --------
          procedures of the Employer that exist for the employees of the Employer or may exist for the employees of the Employer during the term of this Agreement. Employee further agrees to comply with all policies and procedures as directed or assigned by Company during the term of this Agreement.

     12.  SEVERABILITY.  The invalidity or un-enforceability of a particular
          ------------
          provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be enforced in all respects to the fullest extent permitted by applicable law.

     13.  ASSIGNMENT, BENEFIT AND BINDING EFFECT.  This Agreement shall not
          --------------------------------------
          be assignable by RB Rubber Products except that Dash may assign this Agreement to any of its subsidiaries, whether current or hereafter acquired or formed, and upon such assignment all of the rights and obligations of RB Rubber Products shall inure to the benefit of and be binding upon such subsidiary in place of RB Rubber Products, which shall thereupon be released therefrom. This Agreement shall inure to the benefit of and be binding upon RB Rubber Products, its successors and assigns, and Employee, his heirs, legal representatives and assigns.

* * * * * * * * * * * * * * *

                                     RB RUBBER PRODUCTS, INC.

ATTEST:
                                     BY:_______________________________

_______________________________
                     Secretary

                                     EMPLOYEE
[SEAL]
                                      ________________________________
                                     Paul Gilson

    Employment Agreement for Paul Gilson signature page
                         page 3of 3

                             ADDENDUM A


                     RB RUBBER PRODUCTS, INC.
                     CONFIDENTIALITY AGREEMENT



In consideration of my employment or continued employment in any capacity by RB Rubber Products, Inc. (which together with any subsidiaries of Dash Multi-Corp are called the "Company" herein) and in consideration of the salary, wages or other compensation paid for my services in the course of such employment, I agree:

     (A) To communicate promptly to the Company all inventions, discoveries and improvements (whether or not they are patentable) conceived or reduced to practice by me, solely or in collaboration with others, from the time of entering the Company's employ until I leave,
(1) which are useful in the business, work or investigations of the Company, or (2) which result from or are suggested by any work which I may do for or on behalf of the Company. If an application for patent for any such invention, discovery or improvement be made by me within six (6) months after I leave the Company's employ, such invention, discovery or improvement shall be presumed to have been conceived during the period of my employment.

     (B) To assist the Company during and subsequent to such employment in every proper way (without charge to the Company but at its expense) to obtain patents or otherwise protect such inventions, discoveries and improvements in any and all countries against appropriation by others; all such inventions, discoveries and improvements (whether patented or not) and any patents that may issue thereon to be the sole and exclusive property of the Company and being hereby assigned thereto; and for the purpose of this clause to execute and do all such documents, acts and things as the Company may deem necessary or desirable.

     (C) To make and maintain adequate and current written records of all such inventions, discoveries and improvements, in the form of notes, sketches, drawings, or reports relating thereto, which records shall be and remain the property of and available to the Company at all times.

     (D) Except as the Company may otherwise consent in writing not to disclose or to discuss with others outside the Company at any time (except as my company duties may require) during my employment, any information, knowledge or data of a confidential nature I may receive during the course of my employment relating to the Company's and/or the Company's customers' business procedures, formulae, methods, machines, manufactures, compositions, inventions, discoveries, improvements or other matters of a confidential nature. (The aforesaid term "confidential" is used in its ordinary sense and does not refer to any governmental security classification.)

     (E) To notify the Company in writing before I make any disclosure or perform or cause to be performed any work for or on behalf of the Company which appears to threaten conflict with:

     (1)  rights I claim in any invention, discovery, or improvement -

          (a)  made by me or others prior to my employment, or

          (b)  otherwise outside the scope of this agreement

     (2)  rights of others arising out of obligations incurred by me -

          (a)  prior to this agreement, or

          (b)  otherwise outside the scope of this agreement

In the event of my failure to give notice under the circumstances specified in (1) of the foregoing, the Company may assume that no such conflicting invention, discovery or improvement exists, and I agree that I will make no claim with respect thereto.

     (F) During and after termination (for any reason) of my employment with the Company, for a period of one (1) year from the time my employment with the Company ceases, I will maintain the confidentiality of trade secrets, customer lists, technical data and other information not in the public domain obtained from or made available to me by the Company and/or customers and/or suppliers of the Company in the course of my employment by the Company; and I will not utilize such information for my individual gain or benefit. Furthermore, I agree to indemnify and hold harmless the Company against any legal liability or damages suffered by it as a result of my breach of this clause or clause (D) above.

     (G) During and after termination (for any reason) of my employment with the Company, I will not, whether through any individual, firm or corporation, or otherwise, become engaged in the development, sales, marketing or management for any individual, firm, or corporation engaged in the development, manufacture or sales of products similar to those developed, manufactured, or sold by the Company for a period of one (1) year from the time my employment with the Company ceases.

     (H) I acknowledge that (a) the separate and distinct promises in this Agreement are reasonable and necessary in order to protect the Company's legitimate business interest; (b) any violation would result in irreparable injury to the Company; and (c) the enforcement of a remedy by way of injunction would not prevent me from earning a living. In the event the Company incurs expenses to retain attorneys to enforce this Agreement, I promise to pay all costs, court costs, fees and expenses of enforcement, including actual attorneys fees, whether or not litigation be commenced.

     (I) It is the intention of the parties to restrict my activities only to the extent necessary for the protection of the Company's legitimate business interest. If any one or more of the promises contained in this Agreement shall for any reason be held to be excessively broad as to time, activity or subject, it shall be construed by limiting and reducing it so as to be enforceable to the extent compatible with the applicable law.

     (J) The Company's failure to exercise any of its rights in the event I breach any of the separate and distinct promises in this Agreement shall not be construed as a waiver of such breach or prevent the Company from later enforcing strict compliance with any and all promises in this Agreement.

     (K) In the event any one or more provisions contained in this Agreement or any application shall be invalid, illegal, or unenforceable in any respect, the validity, legality or enforceability of the remaining provisions of this Agreement and any other application shall not in any way be affected or impaired.

     (L) This Agreement is binding upon and shall benefit the Company, its successors and assigns, and my heirs, executors, administrators and legal representatives.

     (M) The Agreement contains the parties' complete understanding, and there are no other agreements, oral or written, pertaining to the subject matter of this Agreement. Any amendments to this Agreement must be in writing and signed by the parties.

     (N) In order to preserve the Company's rights under this Agreement, the Company may advise any third party with whom I may consider, establish, or contract a relationship, the existence of this Agreement and its terms, and the Company shall have no liability for doing so.

     (O) By providing me with this Agreement, the company does not guarantee or otherwise alter my at-will employment status. I am otherwise free to voluntarily resign from employment and the Company continues to maintain the complete right to terminate this employment relationship, without notice and without recourse; however, the terms of this Agreement will apply after such termination, as applicable.

     (P) The laws of the State of Missouri shall apply as to the application and interpretation of this document. The Company and I submit exclusively to the jurisdiction of the courts of St. Louis County, State of Missouri for the purpose of deciding any questions, disputes, causes, whether for injunctive relief or otherwise, arising under this Agreement, and the Secretary of State of the State of Missouri is hereby designated as my agent for service of process for any actions commenced under or to enforce this Agreement in the courts of St. Louis County, State of Missouri, provided that a copy of such notice shall be mailed to me at my last known address.

     (Q)  ACKNOWLEDGEMENT.  BY SIGNING THIS AGREEMENT, I ACKNOWLEDGE
          ---------------
THAT I HAVE READ IT, THAT I UNDERSTAND AND INTEND TO FULFILL EACH AND EVERY ONE OF THE PROMISES IN THIS AGREEMENT, THAT I UNDERSTAND THIS IS A LEGALLY BINDING AGREEMENT, AND THAT I HAVE RECEIVED A COPY OF THIS AGREEMENT.

     The parties have executed this Agreement as of _______________, 1999.



                                     _______________________________
                                     (Employee's Signature)



__________________________________   By:___________________________
WITNESS                                          "The Company"

______/______/______
DATE

                        LETTER OF AGREEMENT


      THIS LETTER OF AGREEMENT, dated as of the ______ day of ____________ 1999, by and between RB RUBBER PRODUCTS, INC. (hereinafter referred to as "RB" and which, together with its parent company, Dash Multi-Corp, Inc., and any other subsidiaries of Dash Multi-Corp, Inc., are called the "Company" herein) and DOUGLAS NELSON (hereinafter referred to as "NELSON").

      WHEREAS, The Company is desirous of having Nelson enter into a Letter of Agreement with RB and Nelson wishes to enter into said
Agreement with RB;

      NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth, the parties hereto mutually agree as follows:

      1. CONFIDENTIALITY AGREEMENT.
         -------------------------
         On or before _____day of ___________________ 1999, Nelson will duly execute the Confidentiality Agreement between himself and RB (attached Addendum A). Both Nelson and RB agree that said Confidentiality Agreement when executed shall stand alone, and shall be performed in accordance with its own terms and provisions, and that the obligations of Nelson under said Confidentiality Agreement shall not be affected in any way by the termination of this Agreement.

      2. CONSIDERATION.  In consideration of Nelson's execution of the
         -------------
         Confidentiality Agreement, RB agrees to provide, for a maximum term of four (4) years effective from the _____ day of _______________ 1999, the following:
         (a) RB will reimburse Nelson for the cost of COBRA medical coverage for such time he is so eligible.
         (b) Upon the conclusion of COBRA eligibility, RB will reimburse Nelson for the cost of a personal Medical Insurance Plan, not to exceed thirteen hundred fifty dollars ($1350.00) per month.
         (c) Current Life Insurance Policies under policy numbers 3326663, 3340175, 3363012, and 3388093, will continue in force under their current terms and conditions.
         (d) Payments by RB pursuant to this Agreement shall be subject to any applicable Federal, State and Local withholdings.

      3. MODIFICATION AND CONSTRUCTION.  This Agreement embodies the
         -----------------------------
         entire Agreement between the parties and there have not been and are no agreements, representations or warranties between the parties other than those set forth or provided for herein.
         The paragraph headings in this Agreement are inserted for convenience only. This Agreement shall not be changed or modified in whole or in part except by a supplemental written agreement signed by both parties. The failure by any party to insist upon strict compliance by the other party with respect to any of the terms or conditions hereof shall not be deemed a waiver of any such term or condition, nor shall any waiver or relinquishment of any right or power hereunder, at one or more times, be deemed a waiver or relinquishment of such right or power at any other time or times. This

         Agreement shall be governed and construed by the laws of the State of Missouri, without reference to choice of law principles.



      4. SEVERABILITY.  The invalidity or un-enforceability of a
         ------------
         particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be enforced in all respects to the fullest extent permitted by applicable law.

      5. ASSIGNMENT, BENEFIT AND BINDING EFFECT.  This Agreement shall
         --------------------------------------
         not be assignable by RB Rubber Products except that Dash may assign this Agreement to any of its subsidiaries, whether current or hereafter acquired or formed, and upon such assignment all of the rights and obligations of RB Rubber Products shall inure to the benefit of and be binding upon such subsidiary in place of RB Rubber Products, which shall thereupon be released therefrom.

           * * * * * * * * * * * * * * * * * * * * * * * *





                                        RB RUBBER PRODUCTS, INC.

ATTEST:
                                        BY:____________________________

_______________________________
                     Secretary
                                        NELSON
[SEAL]
                                        _______________________________
                                        Douglas Nelson








   Letter of Agreement for Douglas Nelson  signature page
                        page 2 of 2

                                                              ADDENDUM A

                      RB RUBBER PRODUCTS, INC.
             CONFIDENTIALITY AND NON-COMPETE AGREEMENT

     THIS CONFIDENTIALITY AND NON-COMPETE AGREEMENT (hereinafter "Agreement"), is made and entered into this __ day of ________, 1999, by and between RB RUBBER PRODUCTS, INC., together with its affiliates, subsidiaries, and predecessors and successors in interest, including Dash Multi-Corp and its subsidiaries (hereinafter collectively referred to as the "Company"), and ______________________________ (hereinafter
"Nelson").

     WHEREAS, the Company desires to keep confidential and secret all confidential, proprietary and trade secret information regarding its operations, and insofar as Nelson understands the business necessity of keeping such information confidential and secret and recognizes the proprietary nature of such information;

     NOW, THEREFORE, in consideration of the Company's act of a Letter of Agreement and/or other good and valuable consideration, the receipt and sufficiency of which is specifically acknowledged by Nelson, and the mutual covenants and promises herein set forth, the parties agree as follows:

1.   CONFIDENTIALITY AGREEMENT.

     (A) Effective immediately and for the maximum term allowed under the law, Nelson shall hold in strictest confidence and shall not ever directly or indirectly disclose, communicate or otherwise reveal to any person, firm, corporation, partnership, agency, commission, institution or other entity, without the express prior written authorization of the Chairman and Chief Executive Officer of the Company, any confidential or proprietary information relating to any business of the Company, or any trade secret held by the Company, that is not a matter of public knowledge. Nelson further agrees to indemnify and hold harmless the Company against any legal liability or damages suffered by it as a result of Nelson's breach of this provision.

     (B) Confidential or proprietary information includes, but is not limited to: (1) former, existing or future products, procedures, discoveries, developments, drawings, blueprints, tracings, sketches, designs, plans, layouts, specifications, models, strategies, inventions, improvements, techniques, processes, formulas, know-how, computer hardware, software and data, and any other trade secrets or methods of operation; (2) all financial information of any kind including budgets, projections, licenses, purchasing agreements; prices, fees, costs, forecasts or unpublished financial statements; (3) customer information of any kind including names, contacts, sales, contracts, schedules or agreements; (4) advertising and marketing information of any kind including plans, strategies, and customer, supplier, or competitor lists; (5) pending or completed acquisitions of any company, division, product line or other business unit; (6) business procedures, practices or information of any kind including pay, benefits, compensation, personnel policies, manuals, formulae, methods, machines, manufactures, compositions, inventions, discoveries, improvements, writings, guides notes and any all other memoranda, including without limitation any and all written information which may be or has been furnished to Nelson or which may be prepared or designed by Nelson in connection with his relationship with the Company; and (7) any other information designated by the Company as confidential or proprietary in nature.

     (C) The term "trade secret" means information including a formula, pattern, compilation, program, device, method or technique or process that: (1) derives independent economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use and (2) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy. Such confidential or proprietary information has been created, discovered, or developed by or has been otherwise become known to the Company, or is information in which property rights have been assigned or otherwise conveyed to the Company.

     (D) The Company and Nelson specifically agree and acknowledge that any and all confidential information or trade secrets provided by the Company or otherwise obtained by Nelson is unique and commercially sensitive in nature, represents, in many instances, advanced and state of the art technology, and has been developed over time and reflects a substantial investment by the Company. Nelson further acknowledges that confidential or proprietary information and trade secrets provided by the Company is not a matter of public or general knowledge in the industry and that the Company derives economic value (whether actual or potential) from such information. Nelson acknowledges the Company has maintained substantial secrecy concerning the confidential or proprietary information and trade secrets and that, absent disclosure by the Company to Nelson, who could not otherwise have readily ascertained by proper means, and/or have acquired knowledge of such confidential or proprietary information and trade secrets.

2.   DISCLOSURE AND PROPERTY RIGHTS AGREEMENT

     (A) Effective immediately and for and during the term of Nelson's Letter of Agreement with the Company, Nelson agrees to promptly and fully disclose in writing to the Company all works and property, including but not limited to all intellectual properties and all confidential, proprietary, or trade secret information (as defined in Paragraph 1 above), including inventions, discoveries and improvements (whether or not they are patentable) which are conceived, made, developed, written, reduced to practice, contributed to or prepared by Nelson during or related to in any manner whatsoever, Nelson's Letter of Agreement period with the Company or which result from or are suggested by any work Nelson may do in connection with his Letter of Agreement with the Company, without exception, all of such works and property hereinafter referred to as "Works and Property". If an application for patent for any such invention, discovery or improvement be made by Nelson within six (6) months after Nelson left the Company's employ, such invention, discovery or improvement shall be presumed to have been conceived during the period of Nelson's employment with the Company.

     (B) Nelson specifically acknowledges and agrees that pursuant to Sections 101 and 201 of the United States Copyright law, all Works and Property shall be "works made for hire" and all rights in such Works and Property shall belong entirely and exclusively to the Company forever, and the Company may make any use or nonuse of such Works and Property throughout the world without any further obligation to Nelson.

     (C) Nelson further agrees that all Works and Property shall unconditionally be, become and remain the sole and exclusive property of the Corporation forever, and Nelson hereby grants and assigns forever to the Corporation all rights whatsoever that Nelson might have therein, and the Company may make any use or non use of such Works and Property throughout the world without any further obligation to Nelson. Accordingly, Nelson will promptly execute, acknowledge and deliver all applications, oaths, declaration, and further documents and will provide such additional assistance as the Company may deem necessary or desirable to evidence the Company's title to such Works and Property.

     (D) Nelson agrees to assist the Company during and subsequent to the term of the Letter of Agreement in every proper way (without charge to the Company but at its expense) to obtain patents or otherwise protect such Works and Property in any and all countries against appropriation by others; all such Works and Property (whether patented or not) and any patents that may issue thereon to be the sole and exclusive property of the Company and being hereby assigned thereto; and for the purpose of this provision to execute and do all such documents, acts and things as the Company may deem necessary or desirable.

     (E) Nelson agrees to make and maintain adequate and current written records of all such Works and Property, in the form of notes, sketches, drawings, or reports relating thereto, which records shall be and remain the property of and available to the Company at all times.

     (F) Nelson agrees to notify the Company in writing before making any disclosures or performing or causing to be performed any work for or on behalf of the Company which appears to threaten conflict with: (1) rights Nelson claims in any Works and Property made by Nelson or others prior to Nelson's employment or otherwise outside the scope of this Agreement; or (2) rights of others arising out of obligations incurred by Nelson prior to execution of this Agreement or otherwise outside the scope of this Agreement. In the event of Nelson's failure to give notice under Paragraph 2.(F)(1), the Company may assume that no such conflicting Works and Property exists, and Nelson agrees he shall make no claim with respect thereto.

     (G) In performing duties or services for the Company regarding Works and Property, Nelson will not knowingly infringe upon the rights, including but not limited to patent, copyright, trade secret or other proprietary rights, of any third party whatsoever.

     (H) Only the Chairman and Chief Executive Officer of the Company shall have the power and authority to change or modify the terms and provisions of this Paragraph, and such

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

change or modification must be reduced to writing and signed both by Nelson and the Chairman and Chief Executive Officer of the Company in order to be enforceable.

3.   NONCOMPETITION AGREEMENT.

     (A) Effective immediately and for and during the term of Nelson's Letter of Agreement with the Company and for one (1) year thereafter, Nelson shall not, directly or indirectly, whether as a partner, investor, employee, consultant, creditor, shareholder or otherwise, assist, provide services to, promote, participate or engage in any activity with any other business competitive with the Company, which includes any individual, firm or entity engaged in the development, manufacture or sales of products similar to those developed, manufactured or sold by the Company. Ownership of stock in a publicly traded company not exceeding two percent (2%) shall not constitute a violation of this Paragraph.

     (B) Nelson agrees immediately to inform and disclose to the Company any attempt by any person from any organization to involve Nelson in a competing business. Nelson shall also refrain from recruiting, hiring, or by any other attempts, directly or by assisting others, inducing any employee of the Company to leave the employment of the Company for purposes of competing with the Company. Nelson further acknowledges that such employees of the Company may be similarly bound by other agreements and that Nelson shall not induce or attempt to induce, either directly or indirectly, a breach of the duties owed by such employees to the Company.

     (C) Nelson will not directly or indirectly, unfairly compete with the Company by diverting or attempting to divert current, former or potential customers of the Company, or by seeking to induce or encouraging such customers to modify or not renew their business relationship with the Company.

     (D) Nelson acknowledges and agrees that (a) the separate and distinct promises in this Agreement are reasonable and necessary in order to protect the Company's legitimate business interest; (b) any violation would result in irreparable injury to the Company and that the damages which will be suffered by the Company by a breach of any term or provision of this Paragraph may be continuing, irreparable and difficult or impossible to ascertain in money or money's worth; and (c) the enforcement of a remedy by way of injunction would not prevent Nelson from earning a living. Consequently, in addition to any action at law for damages, Nelson agrees the Company may have equitable relief including, but not limited to, specific performance, temporary restraining order, preliminary, permanent or mandatory injunction against any breach. In the event the Company incurs expenses to retain attorneys to enforce this Agreement, Nelson further agrees to pay all attorney's fees, costs and expenses incurred by the Company, whether or not litigation be commenced.

     (E) Nelson also acknowledges and agrees that any violation of the terms of this Paragraph shall automatically toll, suspend and extend the period of his pledged obligation set forth herein for the period of time that the violation continues. Nelson hereby acknowledges that the limitations in this Paragraph as to time and geographical scope are fair and reasonable.

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

4. NON-WAIVER. The failure in one or more instances of the Company to insist upon performance of any of the terms or conditions of this Agreement, to exercise any right or privilege herein conferred, or the waiver by the Company of any breach of any of the terms or conditions of this Agreement, shall not be construed as a subsequent waiver by the Company of any breach of any of the terms, conditions, rights or privileges, but the same shall continue and remain in full force and effect as if no such forbearance or waiver had occurred. No waiver shall be valid unless in writing and signed by the party against whom it is sought to be enforced.

5. RIGHT OF CONTACT. In order to preserve the Company's rights under this Agreement, the Company may advise any third party which Nelson may consider, establish or contract a relationship, the existence of this Agreement and its terms, and the Company shall have no liability for doing so.

6. ENTIRE AGREEMENT. This Agreement reflects the entire Agreement between Nelson and the Company regarding all matters covered herein. No change or modification of this Agreement shall be valid unless the same is in writing and signed by both parties hereto. Nelson understands that no manager, agent, or other representative of the Company, other than the Chairman and Chief Executive Officer, has any authority whatsoever to modify the terms of this Agreement on behalf of the Company.

7. SUCCESSION. This Agreement is binding upon and shall benefit the Company, its successors and assigns, and Nelson's heirs, executors, administrators, legal representative, successors and assigns.

8. CONSTRUCTION. This Agreement shall be governed by and construed and interpreted according to the laws of the state of Missouri, without reference to choice of law principles. The parties submit to the exclusive jurisdiction of the courts of St. Louis County, Missouri for the purpose of deciding any questions, disputes, causes, whether for injunctive relief or otherwise, arising under this Agreement.

9. SAVINGS CLAUSE. Nothing contained in this Agreement shall be construed to require the commission of any act contrary to law or to be contrary to law, and wherever there is any conflict between any provision of this Agreement and any present or future statute, law, government regulation or ordinance contrary to which the parties have no legal right to contract, the latter shall prevail, but in such event, the provisions of this Agreement affected shall be curtailed and restricted only to the extent necessary to bring them within legal requirements. Further, if any one or more of the promises contained in this Agreement shall for any reason be held to be excessively broad as to time, activity or subject, it shall be construed by limiting and reducing it so as to be enforceable to the extent compatible with applicable law.

10. NOTICES. All notices, requests and demands, hereinafter called "Notice" shall be in writing, shall be given by registered or certified mail, return receipt requested, and shall be

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

effective only upon receipt. Unless either party furnishes a Notice of address other than that referenced herein, all Notices shall be addressed as follows:

                              If to the Company:


                              If to Nelson:


11. ACKNOWLEDGMENT AND CERTIFICATION. Nelson acknowledges and certifies by signature below that Nelson has read this Agreement consisting of eleven (11) numbered paragraphs and five (5) pages; Nelson fully understands the meaning and intent of this document and consents to the terms of the Agreement; Nelson has received a copy of this Agreement and that Nelson is voluntarily executing this Agreement of Nelson's own free will.

Dated this __th day of ___________, 1999.


_______________________________  __________________________________
Nelson's Signature               For RB Rubber Products, Inc.

_______________________________  __________________________________
Nelson's Printed Name            Title

_______________________________
Witness